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This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, as amended, but is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 5, 2001

PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED NOVEMBER 1, 2000

1,000,000 Shares
 Corporate Office Properties Trust

     % Series F Cumulative Redeemable Preferred Shares
(Liquidation Preference $25.00 Per Share)

    Corporate Office Properties Trust is a real estate investment trust which owns and operates suburban office properties in select Mid-Atlantic regions. As of June 30, 2001, we owned a total of 91 suburban office properties, including six properties owned through joint ventures, aggregating 7.0 million rentable square feet that were 96.9% occupied.

    We will pay quarterly cumulative dividends, in arrears, on the Series F Preferred Shares from the date of original issue. These dividends will be payable on April 15, July 15, October 15 and January 15 of each year, when and as declared, beginning on October 15, 2001, at a yearly rate of  % of the $25.00 liquidation preference, or $          per Series F Preferred Share per year. We may not redeem the Series F Preferred Shares prior to October 15, 2006, except to preserve our status as a real estate investment trust. On or after October 15, 2006, we may, at our option, redeem the Series F Preferred Shares, in whole or from time to time in part, for cash at $25.00 per Series F Preferred Share plus any accrued and unpaid dividends through the date of redemption. The Series F Preferred Shares have no stated maturity, are not subject to any sinking fund and will remain outstanding indefinitely unless redeemed at our option.

    The underwriters have an option to purchase a maximum of 150,000 additional Series F Preferred Shares to cover over-allotments.

    We anticipate that the Series F Preferred Shares will be listed on the New York Stock Exchange under the symbol "OFC.F." We expect that trading on the New York Stock Exchange will commence within 30 days after initial delivery of the Series F Preferred Shares.

    Investing in the Series F Preferred Shares involves risks. See "Risk Factors" beginning on page 3 of the accompanying prospectus and in our Annual Report on Form 10-K to which we refer you in the section of this prospectus supplement called "Where You Can Find More Information."

	Price to Public(1)	Underwriting Discounts and Commissions	Proceeds to Company
Per Share	$	$	$
Total	$	$	$
(1)
Plus accrued dividends, if any, from September  , 2001.

    Delivery of the Series F Preferred Shares in book entry form only will be made on or about September   , 2001.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Credit Suisse First Boston	A.G. Edwards & Sons, Inc.
Legg Mason Wood Walker
Incorporated
Prudential Securities
BB&T Capital Markets
Ferris, Baker Watts
Incorporated
Janney Montgomery Scott LLC
McDonald Investments Inc.
Tucker Anthony Sutro
Capital Markets

The date of this prospectus supplement is       , 2001.

PROSPECTUS SUPPLEMENT

PROSPECTUS

    You should rely only on the information contained in this prospectus supplement and the accompanying prospectus or that is incorporated by reference in these documents. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

    We are providing information to you about our company and the Series F Preferred Shares in this prospectus supplement and the accompanying prospectus. This prospectus supplement is more specific than the accompanying prospectus. If the information in this prospectus supplement differs from that in the accompanying prospectus, you should rely on the information in this prospectus supplement.

    In connection with an underwritten offering, SEC rules permit underwriters to engage in transactions that stabilize the price of our Series F Preferred Shares being offered. These transactions may include purchases for the purpose of fixing or maintaining the price of our Series F Preferred Shares being offered at a level that is higher than the market would dictate in the absence of such transactions. See "Underwriting" in this prospectus supplement and "Plan of Distribution" in the accompanying prospectus.

    The terms "COPT," "Company," "we," "our" and "us" refer to Corporate Office Properties Trust and its subsidiaries, including Corporate Office Properties, L.P., Corporate Office Management, Inc. ("COMI"), Corporate Development Services, LLC ("CDS"), Corporate Office Services, LLC ("COS") and Corporate Realty Management, LLC ("CRM"), unless the context suggests otherwise. The term "you" refers to a prospective investor.

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FORWARD-LOOKING STATEMENTS

    This prospectus supplement, the accompanying prospectus and our documents incorporated by reference herein and therein contain "forward-looking" statements, within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, that are based on our current expectations, estimates and projections about future events and financial trends affecting the financial condition of our business. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are not guarantees of future performance, events or results and involve potential risks and uncertainties. Accordingly, actual results may differ materially. We undertake no obligation to update forward-looking statements, whether as a result of new information, future events or otherwise.

    Important facts that may affect these expectations, estimates or projections include, but are not limited to: our ability to borrow on favorable terms; general economic and business conditions, which will, among other things, affect office property demand and rents, tenant creditworthiness, interest rates and financing availability; adverse changes in the real estate markets including, among other things, competition with other companies; risks of real estate acquisition and development; governmental actions and initiatives; environmental requirements; and the other factors described in the accompanying prospectus beginning on page 3 under the heading "Risk Factors," and described under the same heading in our Annual Report on Form 10-K for the year ended December 31, 2000 which is referred to in the section of this prospectus supplement called "Where You Can Find More Information."

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PROSPECTUS SUPPLEMENT SUMMARY

    This summary highlights information contained elsewhere in this prospectus supplement, and may not contain all of the information investors should consider before investing in our Series F Preferred Shares. You should read the entire prospectus supplement and accompanying prospectus carefully, especially the "Risk Factors" sections beginning on page 3 of the accompanying prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2000 identified in the section of this prospectus supplement called "Where You Can Find More Information." Unless otherwise indicated, information in this prospectus supplement is provided assuming that (i) all property and financial information is presented as of June 30, 2001, and (ii) the underwriters' over-allotment option to purchase up to 150,000 additional Series F Preferred Shares is not exercised.

Corporate Office Properties Trust

    We are a fully-integrated and self-managed real estate investment trust or "REIT." Important aspects of our company include:

    Suburban Office Focus.  We focus on the ownership, management, leasing, acquisition and development of suburban office properties. We believe suburban office properties exhibit among the strongest fundamentals of any real estate property type, and offer attractive investment opportunities. The three key factors driving the strong fundamentals of suburban office properties are (i) increasing rental rates, (ii) low vacancy rates and (iii) a limited supply of new rentable office space.

    Geographic Focus.  Our strategy is to operate in select, demographically strong and growing regions, within the Mid-Atlantic region, where we believe we have achieved the critical mass necessary to maximize management efficiencies, operating synergies and competitive advantages through our acquisition, property management and development programs. We are among the largest suburban office owners in each of our core regions and the largest in the Northern Baltimore/Washington Corridor or the "B/W Corridor." The following table sets forth certain information, as of June 30, 2001, regarding our portfolio:

Region	Number of Properties	Rentable Square Feet	Occupancy	Total Rental Revenue(1)	Percentage of Total Rental Revenue(1)
				(In thousands)
B/W Corridor(2),(3)	58	4,413,104	98.0%	$80,290	69.4%
Blue Bell/Philadelphia	4	960,349	100.0	9,490	8.2
Greater Harrisburg	16	677,903	89.4	8,673	7.5
Northern/Central New Jersey	13	904,854	94.2	17,212	14.9

Total/Weighted Average	91	6,956,210	96.9%	$115,665	100.0%

(1)
Contractual rental revenue plus expense reimbursements annualized as of June 30, 2001.
(2)
The B/W Corridor encompasses Anne Arundel and Howard Counties. Included in this region are six properties located outside of these counties, including three properties in suburban Washington, D.C., two properties in Timonium, Maryland and one property in Baltimore, Maryland.
(3)
Six properties totaling 358,379 rentable square feet were held through joint ventures as of June 30, 2001. On July 2, 2001, we purchased the remaining 60% interest in a joint venture which owned five properties totaling 314,594 rentable square feet.

    Corporate Tenants.  We focus on leasing our office properties to a diverse mix of companies in a wide range of industries, with an emphasis on large, high quality companies that are financially sound market leaders in their respective fields with significant space requirements. To enhance the stability of our cash flow, we typically structure our leases with terms ranging from three to ten years. Our average lease size is approximately 15,826 rentable square feet with a weighted average remaining lease term of 4.5 years.

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    Mid-Atlantic Management Experience.  Our company is led by Jay Shidler, Chairman of our Board of Trustees. Mr. Shidler and our six executive officers have an average of 22 years of property management, acquisition and development experience specifically within our core markets. We believe our extensive experience, market knowledge and network of industry contacts within the Mid-Atlantic region provide us with an important competitive advantage in establishing, maintaining and enhancing our prominence within our selected regions. Additionally, as a seasoned and prominent owner and operator, we believe we can effectively attract and retain high-quality tenants and efficiently accommodate tenant needs on a cost-effective basis. During the six month period ended June 30, 2001, our tenant retention rate was 82.6% (based on rentable square feet renewed) and our retenanting costs averaged $6.07 per square foot.

    Debt Strategy.  Our financing policy is aimed at maintaining a flexible capital structure in order to facilitate consistent growth and performance through all market conditions. An important element of our policy is our debt strategy. We primarily utilize property-level mortgage debt as opposed to corporate unsecured debt. We believe the commercial mortgage debt market is a more mature and generally a more stable market for real estate companies, which provides us with greater access to capital on a more consistent basis and, generally, on more favorable terms. We seek to maintain, on a consolidated basis, a debt service coverage ratio (ratio of EBITDA (operating income before mortgage and other interest, income taxes, depreciation and amortization) to debt service (interest expense plus capitalized interest and scheduled principal amortization)) in excess of 1.6x, which we believe is generally consistent with the current minimum investment grade requirement for mortgages securing commercial real estate. We believe this ratio is appropriate for a seasoned portfolio of suburban office buildings. However, despite our current intention to maintain this policy, we are not obligated to do so. We may change this policy without shareholder consent. For the six month period ended June 30, 2001, our debt service coverage ratio was 1.9x.

    Management Ownership.  As of June 30, 2001, our executive officers and trustees owned a total of 26.8% of our common equity interests on a fully diluted basis, which we believe is among the highest management ownership positions within the public REIT industry. Furthermore, management's entire ownership position is in the form of common equity. As such, their dividend rights rank junior to the outstanding Series A Preferred Share, Series B Preferred Shares, Series D Preferred Shares, and Series E Preferred Shares and will rank junior to the Series F Preferred Shares.

Historical Performance

    From December 31, 1997 (the year ending immediately prior to our public offering and the listing of our common shares on the New York Stock Exchange in April 1998) through June 30, 2001, we have achieved the following:

  •
  338.6% growth in our total assets from $193.5 million to $848.8 million;

  •
  60.0% increase in our quarterly dividends, from $0.125 per common share paid during the three month period ended December 31, 1997 to $0.20 per common share paid during the three month period ended June 30, 2001;

  •
  17.3% increase in our fixed charge coverage ratio (ratio of EBITDA to fixed charges (interest costs, amortization of debt issuance costs and distributions to preferred shareholders and unitholders)) from 1.5x to 1.7x; and

  •
  97.3% weighted average end of period portfolio occupancy rate; an 81.0% weighted average tenant retention rate, based on square footage renewed between January 1, 1998 and June 30, 2001; and a 17.9% weighted average increase in total rental revenue for leases executed between January 1, 1998 and June 30, 2001 for renewed and retenanted square footage.

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Recent Developments

    From January 1, 2001 through August 30, 2001, we continued to implement our strategy of enhancing our market presence in our core Mid-Atlantic regions through our development and acquisition programs. Through a combination of direct ownership and joint ventures, we invested a total of $99.7 million in developing two office properties completed during 2001 and acquiring 12 office properties and one redevelopment property aggregating 862,660 rentable square feet. All of these properties are located in the B/W Corridor and were 97.0% occupied as of August 30, 2001 (excluding a property with 30,855 rentable square feet that is currently being redeveloped). We also sold a property with 65,277 rentable square feet for $11.5 million. Additionally, we executed 71 leases totaling 489,000 square feet through June 30, 2001. We continued our strategy of focusing on leasing to high-quality tenants that have large space requirements on a long-term basis. Also during this period, we executed a number of significant leases, including, among others, two leases for an aggregate of 89,348 rentable square feet with the United States government; two leases for an aggregate of 44,909 rentable square feet with First Service Networks, Inc.; a lease for 46,400 rentable square feet with Lockheed Martin Corporation; and a lease for 29,741 rentable square feet with Titan Systems Corporation.

    In terms of financing and capital activity, from January 1, 2001 through August 30, 2001, we completed the following transactions:

  •
  sale of 544,000 shares of 4.00% Series D Cumulative Convertible Redeemable Preferred Shares ("Series D Preferred Shares") to a private investor in January, raising $11.9 million in total net proceeds. The Series D Preferred Shares are convertible after December 31, 2003, at the option of the holder, into common shares at a ratio of 2.2 common shares for each Series D Preferred Share, equating to $11.36 per common share. We can redeem the Series D Preferred Shares after January 24, 2006 for cash at $25.00 per share, plus accrued and unpaid dividends;

  •
  sale of 1,150,000 shares of 10.25% Series E Cumulative Redeemable Preferred Shares ("Series E Preferred Shares") through an underwritten public offering in April 2001, raising $27.0 million in total net proceeds. We can redeem the Series E Preferred Shares after July 14, 2006 for cash at $25.00 per share, plus accrued and unpaid dividends;

  •
  issued 310,342 common units of our operating partnership as part of the purchase of four properties totaling 187,132 rentable square feet for $23.8 million;

  •
  obtained six fixed-rate, long-term mortgage loans totaling $129.4 million. These loans bear interest at a weighted average rate of 7.4% and have a weighted average term of 7.1 years. The proceeds of these loans were primarily used to refinance existing debt, including certain construction loans and amounts outstanding under our existing secured revolving credit facility (our "Credit Facility");

  •
  assumed two interim mortgage loans totaling $32.0 million in order to finance several acquisitions during this period. The $16.2 million loan bears interest at LIBOR plus 1.75% and matures in March 2002 and the remaining $15.8 million of this assumed debt bears interest at prime rate and matures in February 2003. We also borrowed $17.5 million under our Credit Facility to finance these acquisitions;

  •
  expanded our Credit Facility to $125.0 million and extended its maturity date for three years through March 2004. We utilized proceeds from our Credit Facility to repay our outstanding balance of $29.1 million under our loan with Prudential Securities Credit Corp. upon its maturity in June 2001. Borrowings under our Credit Facility continue to be limited to 65% of the appraised value of properties pledged as collateral;

  •
  received a loan commitment to borrow $12.0 million secured by three properties. Subject to completion of definitive documents, the loan will bear interest at a rate of LIBOR plus 1.75%

S–3

    and will mature nineteen months after closing of the loan, unless a one-year extension option is exercised; and

  •
  invested $8.1 million in six joint ventures, two of which own six operating properties totaling 358,379 rentable square feet, and four of which own development properties, including one building under development totaling 54,692 rentable square feet and two parcels of land held for future development. We also paid $6.9 million to acquire the remaining 60% interest in one of the joint ventures.

    Our objective is to increase cash flow and enhance the underlying value of these acquisitions by capitalizing on existing below market leases and expansion opportunities. In terms of our on-going development program, we currently have eight properties totaling 702,286 square feet under construction with an aggregate projected cost of $107.5 million, including four properties totaling 438,542 square feet with an aggregate projected cost of $62.9 million held through joint ventures. We also hold options to acquire an additional 73 acres, which can support approximately 600,000 square feet of new office development. Consistent with our long-standing strategy, all of our acquisition and development activity is focused in our core Mid-Atlantic regions, predominately in the B/W Corridor.

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The Offering

Securities Offered	1,000,000 Series F Preferred Shares.
Dividends	Dividends on the Series F Preferred Shares will be cumulative from the date of original issue and are payable quarterly, in arrears, on April 15, July 15, October 15 and January 15 of each year, when and as declared, beginning on October 15, 2001. We will pay cumulative dividends on the Series F Preferred Shares in an amount per share equal to $ per year, equivalent to % of the $25.00 liquidation preference.
Liquidation Preference	$25.00 per Series F Preferred Share, plus an amount equal to accrued and unpaid dividends, whether or not earned or declared.
Optional Redemption	The Series F Preferred Shares are not redeemable prior to October 15, 2006, except in certain limited circumstances relating to the ownership limitation necessary to preserve our qualification as a REIT. On and after October 15, 2006, we may, at our option, redeem the Series F Preferred Shares, in whole or from time to time in part, for cash at $25.00 per share, plus accrued and unpaid dividends, if any, to the redemption date. The redemption price for the Series F Preferred Shares, other than any portion thereof consisting of accumulated, accrued and unpaid dividends, will be payable solely with the proceeds from the sale of equity securities by us or our subsidiaries.
Ranking	The Series F Preferred Shares will rank senior to our common shares and on par with our outstanding 5.5% Series A Convertible Preferred Share ($25.00 liquidation preference), our 10% Series B Cumulative Redeemable Preferred Shares ($25.00 liquidation preference), our 4% Series D Cumulative Convertible Redeemable Preferred Shares ($25.00 liquidation preference), our 10.25% Series E Cumulative Redeemable Preferred Shares ($25.00 liquidation preference) and any other parity securities that we may issue in the future, in each case with respect to payment of distributions and amounts upon liquidation.
Voting Rights	Holders of the Series F Preferred Shares will generally have no voting rights. However, if dividends on any outstanding Series F Preferred Shares have not been paid for six or more quarterly periods (whether or not consecutive), holders of the Series F Preferred Shares and the holders of all other shares of any class or series ranking on a parity with the Series F Preferred Shares which are entitled to similar voting rights (voting as a single class) will be entitled to elect two trustees to our Board of Trustees to serve until all unpaid dividends have been paid or declared and set apart for payment. In addition, certain material and adverse changes to the terms of the Series F Preferred Shares cannot be made without the

S–5

affirmative vote of the holders of at least two-thirds of the outstanding Series F Preferred Shares and the holders of all other shares of any class or series ranking on a parity with the Series F Preferred Shares which are entitled to similar voting rights (voting as a single class).
Ownership Limit	To maintain our qualification as a REIT for Federal income tax purposes, no person or entity may acquire more than 9.8% of the aggregate value of all of our outstanding common and preferred shares.
Listing	We intend to file an application to list the Series F Preferred Shares on the NYSE under the symbol "OFC.F." If approved for listing, we expect that trading on the NYSE will commence within 30 days after initial delivery of the Series F Preferred Shares.
Form	The Series F Preferred Shares will be issued and maintained in book-entry form registered in the name of the nominee of The Depository Trust Company except under limited circumstances described herein.
Conversion	The Series F Preferred Shares are not convertible into, or exchangeable for, any of our other property or securities.
Use of Proceeds	We intend to contribute the proceeds from this offering to our operating partnership to repay certain indebtedness under our Credit Facility, to meet our working capital needs and for general operating purposes.

    There has been no public market for the Series F Preferred Shares prior to this offering. As a result, we cannot be sure that the initial public offering price will be an accurate indication of the price at which the Series F Preferred Shares will trade in the public market after this offering or that there will be an active trading market for the Series F Preferred Shares. For additional information regarding the terms of the Series F Preferred Shares, see "Description of Series F Preferred Shares."

Risk Factors

    Investment in the Series F Preferred Shares involves certain risks. You should carefully consider the information under "Risk Factors" in the accompanying prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2000 identified in the section of this prospectus supplement called "Where You Can Find More Information" and all other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

S–6

Summary Financial Data

    The following table contains summary financial data as of and for the six months ended June 30, 2001 and 2000 and as of and for the years ended December 31, 2000, 1999, 1998 and 1997, as derived from our unaudited financial statements for the six months ended June 30, 2001 and 2000 and from our audited financial statements for the years ended December 31, 2000, 1999, 1998 and 1997. Since this information is only a summary, you should refer to our consolidated financial statements and the notes thereto and the "Management's Discussion and Analysis of Financial Condition and Results of Operations," each as appearing in our Quarterly Report on Form 10-Q for the six months ended June 30, 2001 and 2000 and in our Annual Report on Form 10-K for the year ended December 31, 2000, incorporated by reference into this prospectus supplement, for additional information.

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2001	2000	2000	1999	1998	1997
	(Dollar and share information in thousands, except ratios and per share data)
Operating Data:
Revenues
Rental revenue	$51,579	$45,060	$93,309	$70,101	$35,676	$6,122
Tenant recoveries and other revenue	7,033	7,218	15,684	11,011	4,538	496

Total revenues	58,612	52,278	108,993	81,112	40,214	6,618

Expenses
Property operating	17,024	15,045	31,235	22,325	9,632	728
General and administrative	2,775	2,508	4,867	3,204	1,890	533
Interest	15,956	14,338	30,454	21,808	12,207	2,855
Amortization of deferred financing costs	929	617	1,382	975	423	64
Depreciation and other amortization	9,857	8,180	16,977	12,075	6,285	1,267
Reformation costs(1)	—	—	—	—	637	—
Termination of advisory agreement(2)	—	—	—	—	—	1,353

Total expenses	46,541	40,688	84,915	60,387	31,074	6,800

Income (loss) before equity in income of unconsolidated real estate joint ventures, (losses) earnings from service operations, gain on sales of properties, minority interests, income taxes, extraordinary item and cumulative effect of accounting change(3)	12,071	11,590	24,078	20,725	9,140	(182)
Equity in income of unconsolidated real estate joint ventures	154	—	—	—	—	—
(Losses) earnings from service operations(3)	(186)	(1)	(310)	198	139	—
Gain on sales of properties	1,596	57	107	1,140	—	—
Minority interests(4)	(4,570)	(4,258)	(8,588)	(6,077)	(4,583)	(785)
Income tax benefit, net of minority interests	52	—	—	—	—	—
Extraordinary item—loss on early retirement of debt, net of minority interests(4)	(136)	(26)	(153)	(903)	—	—
Cumulative effect of accounting change, net of minority interests	(174)	—	—	—	—	—

Net income (loss)	8,807	7,362	15,134	15,083	4,696	(967)
Preferred share dividends	(2,494)	(2,239)	(3,802)	(2,854)	(327)	—

Net income (loss) available to common shareholders	$6,313	$5,123	$11,332	$12,229	$4,369	$(967)

Basic earnings (loss) per common share
Income (loss) before extraordinary item and cumulative effect of accounting change	$0.33	$0.29	$0.61	$0.77	$0.48	$(0.60)
Extraordinary item	—	—	(0.01)	(0.05)	—	—
Cumulative effect of accounting change	(0.01)	—	—	—	—	—

Net income (loss)	$0.32	$0.29	$0.60	$0.72	$0.48	$(0.60)

Diluted earnings (loss) per common share
Income (loss) before extraordinary item and cumulative effect of accounting change	$0.32	$0.28	$0.60	$0.70	$0.47	$(0.60)
Extraordinary item	—	—	(0.01)	(0.04)	—	—
Cumulative effect of accounting change	(0.01)	—	—	—	—	—

Net income (loss)	$0.31	$0.28	$0.59	$0.66	$0.47	$(0.60)

Weighted average shares outstanding—basic	20,034	17,683	18,818	16,955	9,099	1,601
Weighted average shares outstanding—diluted	21,359	18,278	19,213	22,574	19,237	1,601

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	As of and for the Six Months Ended June 30,				As of and for the Year Ended December 31,
	2001		2000		2000		1999		1998		1997
	(Dollar and share information in thousands, except ratios and per share data)
Balance Sheet Data (as of period end):
Net investment in real estate(4)	$792,000		$728,060		$751,587		$696,489		$546,887		$188,625
Total assets	848,807		760,234		794,837		721,034		563,677		193,534
Mortgage and other loans payable	475,999		436,679		474,349		399,627		306,824		114,375
Total liabilities	514,170		458,958		495,549		416,298		317,700		117,008
Minority interests	103,491		103,196		105,560		112,635		77,196		64,862
Shareholders' equity	231,146		198,080		193,728		192,101		168,781		11,664
Debt to market capitalization	54.5%		56.5%		57.3%		57.6%		58.7%		53.1%
Debt to undepreciated real estate assets	57.1%		58.0%		60.4%		55.9%		55.1%		59.6%
Other Financial Data:
Cash flows provided by (used in):
Operating activities	$22,590		$20,436		$35,026		$32,296		$12,863		$3,216
Investing activities	(55,930)		(42,737)		(73,256)		(125,836)		(183,650)		973
Financing activities	31,321		20,555		40,835		93,567		169,741		(1,052)
Funds from operations-basic(5)(6)	19,343		16,377		34,587		27,428		11,778		365
Funds from operations—diluted(5)(6)	20,723		18,150		37,504		31,401		15,517		1,085
Adjusted funds from operations—diluted(6)(7)	16,948		15,063		30,554		26,056		13,194		790
Cash dividends declared per common share	0.40		0.38		0.78		0.74		0.66		0.50
Payout ratio(6)(8)	63.4%		67.5%		67.0%		64.3%		77.7%		166.7%
Interest coverage(9)	2.43	x	2.42	x	2.38	x	2.56	x	2.36	x	1.88	x
Ratio of earnings to combined fixed charges and Preferred Share dividends	1.35	x	1.33	x	1.33	x	1.48	x	1.33	x	0.75	x
Property Data (as of period end):
Number of properties owned(10)	91		82		83		79		57		17
Total rentable square feet owned (in thousands)(10)	6,956		6,353		6,473		6,076		4,977		1,852

(1)
Reflects a non-recurring expense of $637 associated with our reformation as a Maryland real estate investment trust during the first quarter of 1998.
(2)
Reflects a non-recurring expense of $1,353 associated with the termination of an advisory agreement during the fourth quarter of 1997.
(3)
Effective January 1, 2001, the service operations became a consolidated subsidiary of our operating partnership. Prior to that date, we accounted for our service operations using the equity method of accounting.
(4)
Certain prior period amounts have been reclassified to conform with the current presentation.
(5)
We consider Funds from Operations ("FFO") to be meaningful to investors as a measure of the financial performance of an equity REIT when considered with the financial data presented under generally accepted accounting principles ("GAAP"). Under the National Association of Real Estate Investment Trusts' ("NAREIT") definition, FFO means net income (loss) computed using GAAP, excluding gains (or losses) from debt restructuring and sales of property, plus real estate-related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures, although we have included gains from the sales of properties to the extent such gains related to redevelopment services provided. FFO-diluted adjusts FFO assuming conversion of share options, Common Unit warrants, Preferred Units and Preferred Shares into common shares. However, our computation of FFO-diluted does not assume conversion of securities into our common shares if conversion of those securities would increase our earnings per share in a given period. The FFO we present may not be comparable to the FFO of other REITs since they may interpret the current NAREIT definition of FFO differently or they may not use the current NAREIT definition of FFO. FFO is not the same as cash generated from operating activities or net income determined in accordance with GAAP. FFO is not necessarily an indication of our cash flow available to fund cash needs. Additionally, it should not be used as an alternative to net income when evaluating our financial performance or to cash flow from operating, investing and financing activities when evaluating our liquidity or ability to make cash distributions or pay debt service.
(6)
The amounts reported for 1998 and 1997 are restated from amounts previously reported due to a change in NAREIT's definition of FFO.
(7)
We compute adjusted funds from operations-diluted by subtracting straight-line rent adjustments and recurring capital improvements from FFO-diluted.
(8)
We compute payout ratio by dividing total common and convertible preferred share dividends and total distributions reported for the year by FFO-diluted.
(9)
We compute interest coverage by dividing earnings before interest, depreciation and amortization by interest expense. We compute earnings before interest, depreciation and amortization by subtracting property operating and general and administrative expenses from the sum of total revenues, equity in income of unconsolidated real estate joint ventures and earnings (losses) from service operations.
(10)
Amounts reported for June 30, 2001 include six properties totaling 358,379 rentable square feet held through joint ventures.

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CAPITALIZATION

    The following table sets forth our capitalization as of June 30, 2001: (i) on a historical basis, (ii) as adjusted for our acquisitions of the Gateway 63 portfolio, which includes four properties with 187,132 rentable square feet, on August 30, 2001, of Airport Square I, which includes one building with 97,161 rentable square feet, on August 3, 2001, and of the remaining 60% interest in the Airport Square joint venture, which owns five properties totaling 314,594 rentable square feet, on July 2, 2001 (collectively, the "Acquisitions"), and (iii) as further adjusted assuming the sale of the Series F Preferred Shares and the application of the net proceeds of this offering as described under "Use of Proceeds." The information set forth in the following table should be read in conjunction with the consolidated financial statements and the notes thereto in our Annual Report on Form 10-K for the year ended December 31, 2000, and our Quarterly Reports on Form 10-Q for the periods ended June 30, 2001 and March 31, 2001, each of which are incorporated by reference herein:

	As of June 30, 2001(1)
	Historical	As Adjusted for the Acquisitions(2)	As Further Adjusted for this Offering
	(In thousands)
Mortgage and other loans payable	$475,999	$533,312	$509,565
Minority interests:
Series C Preferred Units	24,367	24,367	24,367
Common Units	78,900	81,747	81,747
Other consolidated partnerships	224	224	224

Total minority interests	103,491	106,338	106,338
Shareholders' equity:
5.5% Series A Convertible Preferred Shares ($0.01 par value; 40,693 shares authorized, 1 share issued and outstanding on a historical, as adjusted and as further adjusted basis)	—	—	—
10.0% Series B Cumulative Redeemable Preferred Shares ($0.01 par value; 1,725,000 shares authorized, 1,250,000 shares issued and outstanding on a historical, as adjusted and as further adjusted basis)	13	13	13
4.0% Series D Cumulative Convertible Redeemable Preferred Shares ($0.01 par value; 544,000 shares authorized, issued and outstanding on a historical, as adjusted and as further adjusted basis)	5	5	5
10.25% Series E Cumulative Redeemable Preferred Shares ($0.01 par value; 1,265,000 shares authorized, 1,150,000 issued and outstanding on a historical, as adjusted basis and as further adjusted basis)	11	11	11
% Series F Cumulative Redeemable Preferred Shares ($0.01 par value; no shares authorized, issued and outstanding on a historical and as adjusted basis, 1,200,000 shares authorized and 1,000,000 shares issued and outstanding on an as further adjusted basis)(3)	—	—	10
Common Shares ($0.01 par value; 45,000,000 shares authorized, 20,692,633 shares issued and outstanding on a historical, as adjusted and as further adjusted basis)(4)	207	207	207
Additional paid-in capital	249,618	250,030	273,767
Cumulative dividends in excess of net income	(12,776)	(12,776)	(12,776)
Value of unearned restricted common share grants	(3,042)	(3,042)	(3,042)
Treasury Shares, at cost (166,600 shares on a historical, as adjusted and as further adjusted basis)	(1,415)	(1,415)	(1,415)
Accumulated other comprehensive loss	(1,475)	(1,475)	(1,475)

Total shareholders' equity	231,146	231,558	255,305

Total capitalization	$810,636	$871,208	$871,208

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(1)
This table does not give effect to (i) our closing of a $16,000, six-year, 7.14% mortgage subsequent to June 30, 2001 and the repayment of $15,030 of indebtedness under our Credit Facility, or (ii) a commitment from Allfirst Bank to loan $12,000 secured by three properties. Subject to the completion of definitive documents, this loan will bear interest at a rate of LIBOR plus 1.75% and will mature nineteen months following the closing of the loan, unless a one-year extension option is exercised. There can be no assurance that this loan transaction will be consummated.
(2)
In connection with the Acquisitions, we issued 310,342 Common Units of our operating partnership valued at $10.50 per unit. We also assumed $39,818 of debt and borrowed $17,495 under our Credit Facility. Of the assumed debt, $16,215 bears interest at LIBOR plus 1.75% and matures in March 2002, unless a six-month extension option is exercised. Another $15,750 of assumed debt bears interest at prime rate and matures in February 2003. Subject to certain conditions regarding future tenant improvements, we also have the right to borrow an additional $2,000 under the mortgage loan in connection with the $15,750 of assumed debt. The remaining $7,853 of assumed debt bears interest at 7.18% and matures in August 2009. In addition, adjustments relating to the Acquisitions reflect a decrease of $412 in minority interests and a corresponding increase in additional paid-in capital to reflect the change in ownership in our operating partnership.
(3)
Excludes 150,000 Series F Preferred Shares that may be issuable upon exercise of the underwriters' over-allotment option.
(4)
Excludes (i) 11,727,689 common shares that may be exercisable under certain circumstances upon conversion or redemption of outstanding common and preferred units and (ii) 2,991,020 common shares underlying options issued under our option plan and incentive plan outstanding as of August 30, 2001.

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FINANCIAL RATIOS

Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends

    The following financial ratio measures our ability to repay interest, any preferred share dividends and Series C Preferred Unit distributions from our earnings. Earnings were computed by adding fixed charges (excluding preferred share dividends and capitalized interest) and minority interest of holders of common units in our operating partnership to net income. Fixed charges consist of interest costs, amortization of debt issuance costs and distributions to preferred shareholders and unitholders. This information is given (i) on a historical basis, (ii) as adjusted for the Acquisitions and (iii) as further adjusted assuming the sale of the Series F Preferred Shares and the application of the net proceeds of this offering as described under "Use of Proceeds."

For the Six Months Ended June 30, 2001
	Historical	As Adjusted for the Acquisitions	As Further Adjusted for this Offering
Ratio of earnings to combined fixed charges and preferred share dividends	1.35x	1.36x	1.34x

Calculation of Interest and Debt Service Coverage Ratios

    The following table presents financial ratios which measure our ability to repay interest and principal from EBITDA (earnings before mortgage and other interest, income taxes, depreciation and amortization). This information is given (i) on a historical basis; (ii) as adjusted for the Acquisitions; and (iii) as further adjusted assuming the sale of the Series F Preferred Shares and the application of the net proceeds of this offering as described under "Use of Proceeds."

For the Six Months Ended June 30, 2001
	Historical	As Adjusted for the Acquisitions	As Further Adjusted for this Offering
Ratio of EBITDA to interest expense	2.43x	2.37x	2.48x
Ratio of EBITDA to interest expense plus capitalized interest	2.17x	2.14x	2.23x
Ratio of EBITDA to interest expense plus capitalized interest and scheduled principal amortization (debt service coverage ratio)	1.95x	1.94x	2.01x

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USE OF PROCEEDS

    We intend to contribute the net proceeds from the sale of the Series F Preferred Shares, expected to be approximately $     million after payment of our expenses related to this offering and underwriting discounts and commissions, or $     million if the underwriters' over-allotment option is exercised in full, to our operating partnership in exchange for a preferred interest in our operating partnership. The economic terms of this preferred interest will be substantially equivalent to the economic terms of the Series F Preferred Shares. Our operating partnership intends to use a portion of the amount received from us to repay outstanding indebtedness under our Credit Facility. An affiliate of McDonald Investments Inc., one of the underwriters, is a participating lender under our Credit Facility. At June 30, 2001, there was $53.2 million of outstanding indebtedness under our Credit Facility, bearing interest at a weighted average interest rate of 6.3% and maturing in March 2004.

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THE COMPANY

History

    Our predecessor company was formed in 1988 as Royale Investments, Inc. to own and acquire retail properties and subsequently became an externally advised REIT. In October 1997, as part of a series of transactions, Royale Investments, Inc. acquired the Mid-Atlantic suburban office operations of The Shidler Group, a nationally recognized private real estate investment company. As a result of these transactions, we relocated our headquarters from Minneapolis to Philadelphia and became internally administered. At that time, Jay Shidler became our Chairman of the Board and Clay Hamlin became our Chief Executive Officer. In January 1998, we changed our name to Corporate Office Properties Trust, Inc., and in March 1998, we were reformed as a Maryland real estate investment trust and changed our name to Corporate Office Properties Trust.

    Our reformation as a Maryland real estate investment trust completed the conversion of The Shidler Group's privately-owned Mid-Atlantic suburban office operations into a public REIT operating format. This transformation resulted from our vision and desire to create a growth-oriented real estate company focused on suburban office properties.

    In April 1998, we completed a public offering of our common shares, which generated $72.7 million of net proceeds from the issuance of 7,500,000 common shares. In connection with this offering, we listed our common shares on the NYSE, where they trade under the symbol "OFC."

    In September 1998, we acquired the property portfolio and management operations of Constellation Real Estate Group, Inc. ("Constellation"), the wholly-owned real estate subsidiary of Baltimore Gas and Electric ("BGE"). Constellation's portfolio consisted principally of (i) 12 suburban office properties totaling 1.2 million rentable square feet, predominantly located in the B/W Corridor and (ii) options to purchase an aggregate 91 acres of land which can support approximately 1.7 million rentable square feet of new office development. The consideration paid in the acquisition of the Constellation portfolio was valued at $186.8 million, and involved the issuance to BGE of 7,030,793 common shares, valued at $10.50 per common share, and 984,308 5.5% Series A Convertible Preferred Shares, valued at $25.00 per share. In addition, we added several key executive officers, including Randall Griffin as our President and Chief Operating Officer and Roger Waesche as a Senior Vice President and our Chief Financial Officer, and two BGE nominees to our Board of Trustees. In September 2000, BGE converted 984,307 Series A Convertible Preferred Shares into 1,845,378 Common Shares. As of June 30, 2001, BGE owned a total of 26.5% of our equity on a fully-diluted basis.

    From September 28, 1998 through June 30, 2001, we have continued to strategically expand our portfolio and enhance our market presence, predominantly in the B/W Corridor, through our acquisition and development program. During this period, we invested a total of $341.9 million in acquiring 45 wholly-owned properties and developing eight properties aggregating 3.1 million rentable square feet. In addition, we invested $4.5 million in two joint ventures, including a 40% interest in a joint venture owning five operating properties totaling 314,594 rentable square feet and an 80% interest in a joint venture owning a newly constructed property with 43,785 rentable square feet. We also expanded our development activities by investing $7.5 million in four joint ventures owning two parcels of land and are developing three properties totaling 199,042 rentable square feet. We also have options to acquire an additional 73 acres, which can support approximately 600,000 rentable square feet of new office development. As of June 30, 2001, we owned 91 suburban office properties in select Mid-Atlantic regions, including the six operating properties owned through joint ventures, totaling 7.0 million rentable square feet.

    From July 1, 2001 through August, 30, 2001, we invested $35.3 million in the B/W Corridor in connection with the acquisition of five operating properties totaling 284,293 rentable square feet and another $6.9 million to acquire the remaining 60% interest in the joint venture owning five operating

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properties totaling 314,594 rentable square feet, resulting in our 100% ownership of these properties. As of August 30, 2001, we owned 96 suburban office properties, including one operating property held through a joint venture, totaling 7.2 million rentable square feet.

    We are a fully-integrated and self-managed real estate company with approximately 150 employees focused on the ownership, management, leasing, acquisition and development of suburban office properties. Our executive offices are located at 8815 Centre Park Drive, Suite 400, Columbia, Maryland 21045 and our telephone number is (410) 730-9092.

Corporate Objectives and Strategies

    Our primary objectives are to achieve sustainable long-term growth in funds from operations per share and to maximize long-term shareholder value. We seek to achieve these objectives by implementing our focused operating and growth strategies. Key elements of our strategy include:

    Suburban Office Focus.  We focus on the ownership, management, leasing, acquisition and development of suburban office properties. We believe suburban properties exhibit among the strongest fundamentals of any real estate property type, and suburban office properties offer us very attractive investment opportunities. The three key factors driving the strong fundamentals of suburban office properties are (i) increasing rental rates, (ii) low vacancy rates and (iii) a limited supply of new rentable office space.

    Geographic Focus.  We focus on operating in select, demographically strong and growing regions, primarily within the Mid-Atlantic. By concentrating our operations to these regions, we believe we have achieved the critical mass necessary to maximize management efficiencies, operating synergies and competitive advantages through our acquisition, property management and development programs. By focusing within regions where our management has extensive experience and market knowledge, we believe we can achieve regional prominence that will lead to better operating results.

    Office Park Focus.  We focus on owning and operating properties located in established suburban corporate office parks. We believe the suburban office park environment generally attracts longer-term tenants, including high-quality companies seeking to attract and retain quality work forces, because these parks are typically situated along major transportation routes with easy access to support services, amenities and residential communities.

    Corporate Tenants.  To enhance the stability of our cash flow, we typically structure our leases with terms ranging from three to ten years. We focus on leasing to large, high-quality companies with significant space requirements. We believe this strategy enables us to establish long-term relationships with quality tenants and, coupled with our geographic and submarket focus, enhances our ability to become the low-cost provider and the landlord of choice in our targeted markets.

    Acquisition Strategies.  We pursue the acquisition of suburban office properties through our three-part acquisition strategy. This strategy includes targeting: (i) entity acquisitions of significant portfolios along with their management to establish prominent ownership positions in new regions and enhance our management infrastructure, (ii) portfolio purchases to enhance our existing regional positions as well as enter selective new regions and (iii) opportunistic acquisitions of individual properties in our existing regions. We seek to make acquisitions at attractive yields and below replacement costs. We also seek to increase cash flow and enhance the underlying value of each acquisition through repositioning the properties and capitalizing on existing below market leases and expansion opportunities.

    Property Development Strategies.  We balance our acquisition program through selective development and expansion of suburban office properties as market conditions and leasing opportunities support favorable risk-adjusted returns. We pursue development opportunities principally in response to the needs of existing and prospective new tenants. We develop sites that are in close

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proximity to our existing properties. We believe developing such sites enhances our ability to effectively meet tenant needs and efficiently provide critical tenant services.

    Tenant Services.  We seek to capitalize on our geographic focus and critical mass of properties in our core regions by providing high level, comprehensive services to our tenants. We conduct our tenant services activities through our subsidiary, COMI. We believe that providing such services is an integral part of our ability to achieve consistently high levels of tenant satisfaction and retention.

    Internal Growth Strategies.  We aggressively manage our portfolio to maximize the operating performance of each property through: (i) proactive property management and leasing, (ii) achieving operating efficiencies through increasing economies of scale, (iii) renewing tenant leases and retenanting at increased rents where market conditions permit and (iv) expanding our tenant and real estate service capabilities. These strategies are designed to promote tenant satisfaction, resulting in higher tenant retention and the attraction of new tenants.

Financing Policy

    We pursue a capitalization strategy aimed at maintaining a flexible capital structure in order to facilitate consistent growth and performance through all real estate and economic market conditions. Key components of our policy include:

    Debt Strategy.  We primarily utilize property-level mortgage debt as opposed to corporate unsecured debt. We believe the commercial mortgage debt market is a more mature and generally a more stable market for real estate companies, which provides us with greater access to capital on a more consistent basis and, generally, on more favorable terms. Additionally, we seek to utilize long-term, fixed-rate debt, which we believe enhances the stability of our cash flow. On a consolidated basis, we seek to maintain a debt service coverage ratio in excess of 1.6x, which we believe is generally consistent with the current minimum investment grade requirement for mortgages securing commercial real estate. We believe this ratio is appropriate for a seasoned portfolio of suburban office buildings. However, despite our current intention to maintain this policy, we are not obligated to do so. We may change this policy without shareholder consent.

    Equity Strategy.  We seek to maximize the benefits of our operating partnership organizational structure by emphasizing the issuance of our operating partnership units as an equity source to finance our property acquisition program. This strategy provides prospective property sellers the ability to defer taxable gains by receiving our units in lieu of cash and reduces the need for us to access the equity and debt markets.

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Property Summary Data

    The following table provides certain information about our properties as of June 30, 2001:

Property and Location	Submarket	Year Built/ Renovated	Rentable Square Feet	Occupancy(1)	Total Rental Revenue(2)	Total Rental Revenue per Occupied Square Foot(2)(3)	Major Tenants (10% or more of Rentable Square Feet)
B/W CORRIDOR(4)(5)
2730 Hercules Road Annapolis Junction, MD	BWI Airport	1990	240,336	100.0%	$4,890,030	$20.35	U.S. Department of Defense (100%)
221 National Business Parkway Annapolis Junction, MD	BWI Airport	2000	117,890	100.0%	2,763,515	23.44	General Dynamics Government Corp. (78%); First Service Networks, Inc. (22%)
132 National Business Parkway Annapolis Junction, MD	BWI Airport	2000	117,568	100.0%	2,477,995	21.08	Ameritrade Holding Corp. (53%); Computer Sciences Corp. (47%)
1306 Concourse Drive Linthicum, MD	BWI Airport	1990	114,046	97.5%	2,348,115	21.12	PricewaterhouseCoopers (33%); Qwest Communications (21%); AT&T Local Services (13%)
900 Elkridge Landing Road Linthicum, MD	BWI Airport	1982	97,139	100.0%	1,678,898	17.28	First Annapolis Consulting (51%); Booz Allen Hamilton (38%)
1199 Winterson Road Linthicum, MD	BWI Airport	1988	96,636	100.0%	1,534,245	15.88	U.S. Department of Defense (100%)
920 Elkridge Landing Road(5) Linthicum, MD	BWI Airport	1982	96,566	100.0%	1,346,798	13.95	Ciena Corporation (100%)
134 National Business Parkway Annapolis Junction, MD	BWI Airport	1999	93,482	100.0%	1,787,558	19.12	Booz Allen Hamilton (74%); Panacya, Inc. (26%)
133 National Business Parkway Annapolis Junction, MD	BWI Airport	1997	88,666	100.0%	1,863,712	21.02	Mentor Technologies (67%); Applied Signal Technology (33%)
141 National Business Parkway Annapolis Junction, MD	BWI Airport	1990	86,964	100.0%	1,581,333	18.18	ITT Industries (46%); Getronics Government Solutions (20%); Harris Data Services Corp. (14%)
135 National Business Parkway Annapolis Junction, MD	BWI Airport	1998	86,863	100.0%	1,748,511	20.13	Credit Management Solutions (82%)
1302 Concourse Drive Linthicum, MD	BWI Airport	1996	84,607	97.3%	1,747,286	21.23	Lucent Technologies (31%); Aetna US Healthcare (23%)
7467 Ridge Road Hanover, MD	BWI Airport	1990	73,756	100.0%	1,471,435	19.95	Travelers Casualty & Surety (49%); Pro Object (32%)
881 Elkridge Landing Road Linthicum, MD	BWI Airport	1986	73,572	100.0%	1,214,479	16.51	U.S. Department of Defense (100%)
7240 Parkway Drive Hanover, MD	BWI Airport	1985	73,500	98.3%	1,399,111	19.37	National Data Payment Syst. (47%); International Paper (12%)
1099 Winterson Road Linthicum, MD	BWI Airport	1988	70,938	94.2%	1,146,732	17.17	Preferred Health Network (62%)
131 National Business Parkway Annapolis Junction, MD	BWI Airport	1990	68,906	100.0%	1,426,782	20.71	TASC, Inc. (38%); e.spire Communications (35%); U.S. Department of Defense (15%); Intel Corporation (12%)
1190 Winterson Road Linthicum, MD	BWI Airport	1987	68,567	100.0%	1,280,518	18.68	Commercial Credit Corp. (65%); U.S. Department of Defense (15%); Motorola, Inc. (14%)
911 Elkridge Landing Road Linthicum, MD	BWI Airport	1985	68,296	100.0%	1,180,905	17.29	U.S. Department of Defense (100%)
849 International Drive Linthicum, MD	BWI Airport	1988	68,186	100.0%	1,343,874	19.71	EMC Corporation (13%); Raytheon E-Systems, Inc. (11%); U.S. Department of Defense (11%); Dames & Moore (10%)
1201 Winterson Road Linthicum, MD	BWI Airport	1985	67,903	100.0%	750,307	11.05	Ciena Corporation (100%)
999 Corporate Boulevard Linthicum, MD	BWI Airport	2000	67,351	100.0%	1,519,066	22.55	RAG American Coal Holding (71%); Ciena Corporation (29%)
7318 Parkway Drive Hanover, MD	BWI Airport	1984	59,204	100.0%	790,503	13.35	U.S. Department of Defense (100%)
900 International Drive Linthicum, MD	BWI Airport	1986	57,140	100.0%	657,928	11.51	Ciena Corporation (100%)
930 International Drive Linthicum, MD	BWI Airport	1986	57,140	100.0%	624,336	10.93	Ciena Corporation (100%)
901 Elkridge Landing Road(5) Linthicum, MD	BWI Airport	1984	56,847	88.2%	742,218	14.80	State of Maryland (59%); Institute for Operations Research and Management Sciences (15%); Powerize.com, Inc. (10%)

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891 Elkridge Landing Road(5) Linthicum, MD	BWI Airport	1984	56,489	89.0%	910,341	18.10	Medaphis Services Corporation (52%); Metropolitan Life Insurance Co. (26%)
921 Elkridge Landing Road Linthicum, MD	BWI Airport	1983	54,057	100.0%	878,591	16.25	Aerotek, Inc. (100%)
939 Elkridge Landing Road Linthicum, MD	BWI Airport	1983	53,031	100.0%	887,766	16.74	First Service Networks, Inc. (36%); Agency Holding Company (34%); U.S. Department of Defense (23%)
938 Elkridge Landing Road(5) Linthicum, MD	BWI Airport	1984	52,988	100.0%	913,248	17.23	U.S. Department of Defense (100%)
940 Elkridge Landing Road(5) Linthicum, MD	BWI Airport	1984	51,704	100.0%	777,432	15.04	Cadmus Journal Services (100%)
800 International Drive Linthicum, MD	BWI Airport	1988	50,979	100.0%	913,863	17.93	Raytheon E-Systems, Inc. (100%)
1340 Ashton Road Hanover, MD	BWI Airport	1989	46,400	100.0%	600,474	12.94	Lockheed Martin Corp. (100%)
7321 Parkway Drive Hanover, MD	BWI Airport	1984	39,822	100.0%	657,063	16.50	U.S. Department of Defense (100%)
1334 Ashton Road Hanover, MD	BWI Airport	1989	37,565	96.8%	659,422	18.14	Science Applications International (60%); Parsons Transportation Group (37%)
1331 Ashton Road Hanover, MD	BWI Airport	1989	29,936	100.0%	431,877	14.43	Booz Allen Hamilton (71%); Aerosol Monitoring (29%)
1350 Dorsey Road Hanover, MD	BWI Airport	1989	19,992	100.0%	314,966	15.75	Aerotek, Inc. (23%); Noodles, Inc. (14%); Hunan Pagoda (12%); Electronic Systems USA (11%); Telesec Corestaff (10%)
1344 Ashton Road Hanover, MD	BWI Airport	1989	16,865	86.2%	347,050	23.88	Titan Systems (28%); Student Travel Services (23%); AMP Corporation (16%); Citizens National Bank (12%)
1341 Ashton Road Hanover, MD	BWI Airport	1989	15,841	100.0%	261,950	16.54	Supertots Childcare, Inc. (71%); Devereux Chesapeake Network (29%)
1343 Ashton Road Hanover, MD	BWI Airport	1989	9,962	100.0%	131,885	13.24	Nauticus Corporation (100%)
1615-1629 Thames Street Baltimore, MD	Downtown Baltimore City	1989	103,683	96.4%	1,829,429	18.30	Johns Hopkins University (37%); Community of Science (18%); Listas (14%)
7200 Riverwood Columbia, MD	Howard County Perimeter	1986	160,000	100.0%	2,949,520	18.43	U.S. Department of Defense (100%)
9140 Rt. 108 Columbia, MD	Howard County Perimeter	1974/1985	150,000	100.0%	1,870,364	12.47	Bookham Technology, Inc. (100%)
6940 Columbia Gateway Drive Columbia, MD	Howard County Perimeter	1999	108,737	100.0%	2,449,860	22.53	Magellan Behavioral Health (39%); Response Services Center (26%); Remedy Corporation (14%); Reliance Insurance (10%)
6950 Columbia Gateway Drive Columbia, MD	Howard County Perimeter	1998	107,778	100.0%	2,297,891	21.32	Magellan Behavioral Health (100%)
6750 Alexander Bell Drive Columbia, MD	Howard County Perimeter	2001	78,460	87.0%	1,694,637	24.83	Sun Microsystems, Inc. (45%); The Coca-Cola Company (35%)
6700 Alexander Bell Drive Columbia, MDA	Howard County Perimeter	1988	75,635	100.0%	1,507,501	19.93	General Physics Corp. (43%); Arbitron, Inc. (26%); HR Tech, LLC (16%)
6740 Alexander Bell Drive Columbia, MD	Howard County Perimeter	1992	61,878	83.8%	1,216,442	23.46	Johns Hopkins University (68%); Atmel Corporation (16%)
8815 Centre Park Drive Columbia, MD	Howard County Perimeter	1987	53,782	100.0%	1,238,505	23.03	COMI (25%); Lipman, Frizzell and Mitchell (16%); Reap, Inc/REMAX (16%); CRM (13%); Citistreet (10%)
6716 Alexander Bell Drive Columbia, MD	Howard County Perimeter	1990	52,002	94.6%	1,028,345	20.92	Sun Microsystems, Inc. (49%); Rational Software Corp. (15%); Tuchenhagen North America, LLC (11%); Lurgi Lentjes North America (10%)

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7700 Montpelier Road(5) Laurel, MD	Howard County Perimeter	2001	43,785	100.0%	723,766	16.53	Johns Hopkins University (100%)
6760 Alexander Bell Drive Columbia, MD	Howard County Perimeter	1991	37,248	100.0%	746,641	20.05	Tality, LP (65%)
6708 Alexander Bell Drive Columbia, MD	Howard County Perimeter	1988	35,040	100.0%	594,716	16.97	State Farm Mutual Auto Insurance Co. (100%)
14502 Greenview Drive Laurel, MD	Laurel	1988	71,873	100.0%	1,375,446	19.14	iSky (20%); Greenman-Pedersen, Inc. (18%); LCC Telecom Management (11%)
14504 Greenview Drive Laurel, MD	Laurel	1985	69,194	97.2%	1,276,692	18.99	Great West Life & Annuity (17%); Laurel Consulting Group (16%); Moore USA (11%); Light Wave Communications (10%)
6009-6011 Oxon Hill Road Oxon Hill, MD	Southern Prince George's County	1990	181,768	98.8%	3,523,226	19.62	U.S. Dept. of Treasury (69%); NRL Federal Credit Union (10%)
9690 Deereco Road Timonium, MD	Suburban North Baltimore County	1988	133,737	76.1%	2,325,694	22.85	Fireman's Fund Insurance (24%)
375 W. Padonia Road Timonium, MD	Suburban North Baltimore County	1986	100,804	100.0%	1,638,631	16.26	Deutsche Bank Alex. Brown (84%); Riparius Corporation (13%)

Subtotal/Average			4,413,104	98.0%	$80,289,424	$18.57

BLUE BELL/PHILADELPHIA:
753 Jolly Road Blue Bell, PA	Blue Bell	1960/92-94	419,472	100.0%	$3,644,663	$8.69	Unisys (100%)
785 Jolly Road Blue Bell, PA	Blue Bell	1970/1996	219,065	100.0%	2,193,339	10.01	Unisys (100% sublease to Merck)
760 Jolly Road Blue Bell, PA	Blue Bell	1974/1994	208,854	100.0%	2,670,981	12.79	Unisys (100%)
751 Jolly Road Blue Bell, PA	Blue Bell	1966/1991	112,958	100.0%	981,457	8.69	Unisys (100%)

Subtotal/Average			960,349	100.0%	$9,490,440	$9.88

GREATER HARRISBURG:
2605 Interstate Drive Harrisburg, PA	East Shore	1990	84,404	67.5%	$798,074	$14.00	Commonwealth of Pennsylvania (56%)
6345 Flank Drive Harrisburg, PA	East Shore	1989	69,443	100.0%	1,071,638	15.43	Allstate Insurance (30%); First Health Services (24%); Coventry Health Care (18%); LWN Enterprises (15%)
6340 Flank Drive Harrisburg, PA	East Shore	1988	68,200	100.0%	736,031	10.79	Lancaster Lebanon (73%); Merkert Enterprises (27%)
2601 Market Place Harrisburg, PA	East Shore	1989	67,743	69.5%	833,967	17.73	Duke Energy Operating Co. (26%); Ernst & Young, LLP (26%); Penn State Geisinger Systems (11%)
6400 Flank Drive Harrisburg, PA	East Shore	1992	52,439	100.0%	740,653	14.12	Pennsylvania Coalition Against Violence (51%); REM Organization (27%); Liberty Business Information (16%)
6360 Flank Drive Harrisburg, PA	East Shore	1988	46,500	92.3%	595,326	13.87	Ikon Office Solutions, Inc. (22%); Computer Applications (20%); Sentage/Muth & Mumma (15%); Health Spectrum Medical (15%)
6385 Flank Drive Harrisburg, PA	East Shore	1995	32,800	100.0%	507,469	15.47	Cowles Enthusiast Media (34%); Coventry Management Services (26%); Pitney Bowes, Inc. (21%); Orion Consulting (11%)
6405 Flank Drive Harrisburg, PA	East Shore	1991	32,000	100.0%	459,951	14.37	Cowles Enthusiast Media (100%)
6380 Flank Drive Harrisburg, PA	East Shore	1991	32,000	59.8%	283,225	14.81	Myers & Stauffer (17%); Verizon Network Integration (14%); Critical Care System (13%); U-Conn Technology USA (10%)
95 Shannon Road Harrisburg, PA	East Shore	1999	21,976	100.0%	349,176	15.89	New World Pasta (100%)
75 Shannon Road Harrisburg, PA	East Shore	1999	20,887	100.0%	343,914	16.47	McCormick, Taylor & Assoc. (100%)
6375 Flank Drive Harrisburg, PA	East Shore	2000	19,783	100.0%	228,430	11.55	Orion Capital Companies (71%); McCormick, Taylor & Assoc. (29%)

S–18

85 Shannon Road Harrisburg, PA	East Shore	1999	12,863	100.0%	204,380	15.89	New World Pasta (100%)
5035 Ritter Road Mechanicsburg, PA	West Shore	1988	56,556	100.0%	753,992	13.33	Commonwealth of Pennsylvania (83%)
5070 Ritter Road—Building A Mechanicsburg, PA	West Shore	1989	32,309	77.5%	414,140	16.53	Maryland Casualty Co. (62%); Commonwealth of Pennsylvania (15%)
5070 Ritter Road—Building B Mechanicsburg, PA	West Shore	1989	28,000	100.0%	352,828	12.60	Vale National Training Center (63%); Pennsylvania Trauma System Foundation (18%); Paytime, Inc. (13%)

Subtotal/Average			677,903	89.4%	$8,673,194	$14.31

NORTHERN/CENTRAL NEW JERSEY:
431 Ridge Road Dayton, NJ	Exit 8A—Cranbury	1958/1998	170,000	100.0%	$3,601,040	21.18	AT&T Local Services (100%)
429 Ridge Road Dayton, NJ	Exit 8A—Cranbury	1966/1996	142,385	100.0%	2,656,545	18.66	AT&T Local Services (100%)
68 Culver Road Dayton, NJ	Exit 8A—Cranbury	2000	57,280	100.0%	1,221,782	21.33	AT&T Local Services (100%)
437 Ridge Road Dayton, NJ	Exit 8A—Cranbury	1962/1996	30,000	100.0%	564,120	18.80	AT&T Local Services (100%)
104 Interchange Plaza Cranbury, NJ	Exit 8A—Cranbury	1990	47,677	100.0%	1,059,763	22.23	Turner Construction Co. (35%); Utica Mutual Insurance Co. (15%); Laborer's International Union (13%); Lanier Worldwide (12%)
101 Interchange Plaza Cranbury, NJ	Exit 8A—Cranbury	1985	43,621	100.0%	978,030	22.42	Ford Motor Credit Co. (21%); CSX Transportation, Inc. (18%); Arquest, Inc. (16%); Middlesex County Improve. Auth. (13%); Trans Union Corporation (11%)
47 Commerce Cranbury, NJ	Exit 8A—Cranbury	1992/1998	41,398	100.0%	477,564	11.54	Somfy Systems, Inc. (100%)
7 Centre Drive Jamesburg, NJ	Exit 8A—Cranbury	1989	19,466	100.0%	435,516	22.37	Compugen, Inc. (29%); Systems Freight (22%)
8 Centre Drive Jamesburg, NJ	Exit 8A—Cranbury	1986	16,199	100.0%	361,216	22.30	Sonova Networks Corp. (55%); Medical World Communications (45%)
2 Centre Drive Jamesburg, NJ	Exit 8A—Cranbury	1989	16,132	100.0%	402,411	24.94	Summit Bancorp (100%)
4301 Route 1 Monmouth Junction, NJ	Monmouth Junction	1986	61,300	100.0%	1,224,738	19.98	Guest Supply, Inc. (47%); eCOM Server (16%); Ikon Office Solutions (14%); NJ Foster Parents Assoc. (10%)
695 Rt. 46 Fairfield, NJ	Wayne	1990	157,394	95.7%	3,187,121	21.16	ADT Security Services, Inc. (26%); The Museum Company (16%); Chase Manhattan (15%); Dean Witter Reynolds (13%)
710 Rt. 46 Fairfield, NJ	Wayne	1985	102,002	55.1%	1,042,411	18.54	Continental Casualty Co. (12%)

Subtotal/Average			904,854	94.2%	$17,212,257	$20.19

Total/Average			6,956,210	96.9%	$115,665,315	$17.16

(1)
This percentage is based upon all signed leases and tenants occupancy as of June 30, 2001.
(2)
Contractual rental revenue plus expense reimbursements annualized as of June 30, 2001.
(3)
This total rent per occupied square foot is the property's total rental revenue divided by that property's occupied square feet as of June 30, 2001.
(4)
The B/W Corridor encompasses mostly Anne Arundel and Howard Counties. Included in this region are six properties located outside of these counties, including three properties in suburban Washington, D.C., two properties in Timonium, Maryland, and one property in Baltimore, Maryland.
(5)
Six properties totaling 358,379 rentable square feet were held through joint ventures as of June 30, 2001. On July 2, 2001, we purchased the remaining 60% interest in a joint venture that owned five of these properties totaling 314,594 rentable square feet, which resulted in our 100% ownership of these properties. The one remaining property, located at 7700 Montpelier Road, is held through a joint venture in which we own an 80% interest.

S–19

Major Tenants

    The following table contains information, as of June 30, 2001, regarding our 20 largest tenants on a total rental revenue basis:

Tenant	Number of Leases	Total Occupied Sq. Ft.	Percentage of Total Occupied Sq. Ft.	Total Rental Revenue(1)	Percentage of Total Rental Revenue(1)	Wtd. Avg. Remaining Lease Term(2)
				(In thousands)		(In years)
Agencies of the U.S. Government(3)	19	959,568	14.2%	$17,098	14.8%	4.7
AT&T Local Services(4)	6	414,970	6.2%	8,380	7.2%	7.3
Unisys(5)	3	741,284	11.0%	7,297	6.3%	8.0
Ciena Corporation	5	298,482	4.4%	3,806	3.3%	3.9
Magellan Behavioral Health, Inc.	2	150,622	2.2%	3,259	2.8%	2.6
Booz Allen Hamilton	3	127,919	1.9%	2,440	2.1%	2.5
Johns Hopkins University(4)	4	123,963	1.8%	2,432	2.1%	5.1
General Dynamics Government Corp.	2	101,890	1.5%	2,370	2.1%	9.1
Merck & Co., Inc.(5)	1	219,065	3.2%	2,193	1.9%	8.0
Bookham Technology, Inc.	1	150,000	2.2%	1,870	1.6%	6.6
Commonwealth of Pennsylvania(4)	8	149,564	2.2%	1,861	1.6%	2.1
Sun Microsystems, Inc.	2	60,730	0.9%	1,403	1.2%	4.5
Credit Management Solutions, Inc.	1	70,982	1.1%	1,381	1.2%	7.4
Deutsche Banc Alex. Brown	1	84,354	1.3%	1,338	1.2%	2.9
Mentor Technologies	1	59,545	0.9%	1,307	1.1%	1.8
Ameritrade Holding Corporation	1	62,336	0.9%	1,304	1.1%	9.0
Raytheon E-Systems(4)	3	64,739	1.0%	1,189	1.0%	2.0
Computer Sciences Corporation	1	55,232	0.8%	1,174	1.0%	0.8
RAG American Coal Holding, Inc.	1	47,618	0.7%	1,093	1.0%	8.9
Aerotek, Inc.	3	66,806	1.0%	1,089	1.0%	1.3

Subtotal/Weighted Average	68	4,009,669	59.4%	64,284	55.6%	5.4
All Remaining Tenants	358	2,732,327	40.6%	51,381	44.4%	3.3

Total/Weighted Average	426	6,741,996	100.0%	$115,665	100.0%	4.5

(1)
Contractual rental revenue plus expense reimbursements annualized as of June 30, 2001.
(2)
Based on total rental revenue.
(3)
Many of our government leases are subject to certain early termination provisions which are customary to government leases. The weighted average remaining lease term was computed assuming no exercise of such early termination rights. The U.S. government has delivered notice of its intent to terminate one lease effective October 1, 2001. As of June 30, 2001, this lease represented 1.4% of the total rental revenue.
(4)
Includes affiliated organizations or agencies.
(5)
Merck & Co., Inc. subleases 219,065 rentable square feet of the 960,349 rentable square feet leased by Unisys.

S–20

Lease Expirations

    The following table provides certain information about the expiration of our leases as of June 30, 2001:

Year of Lease Expiration(1)	Number of Leases Expiring	Square Footage of Leases Expiring	Percentage of Total Occupied Square Feet	Total Rental Revenue of Expiring Leases(2)	Percentage of Total Rental Revenue Expiring(2)	Total Rental Revenue of Expiring Leases Per Occupied Square Foot(2)
				(In thousands)
2001	37	281,808	4.2%	$5,042	4.4%	$17.89
2002	92	1,029,331	15.3%	17,621	15.2%	17.12
2003	89	775,724	11.5%	14,618	12.6%	18.84
2004	62	693,029	10.3%	13,118	11.3%	18.93
2005	63	702,217	10.4%	13,611	11.8%	19.38
2006	40	520,808	7.7%	9,553	8.3%	18.34
2007	10	393,924	5.8%	6,246	5.4%	15.86
2008	10	706,309	10.5%	12,574	10.9%	17.80
2009	13	1,223,320	18.1%	14,387	12.4%	11.76
2010	9	389,475	5.8%	8,273	7.2%	21.24
2011	1	26,051	0.4%	622	0.5%	23.86

Total/Weighted Average	426	6,741,996	100.0%	$115,665	100.0%	$17.61

(1)
Many of our government leases are subject to certain early termination provisions which are customary to government leases. The year of lease expiration was computed assuming no exercise of such early termination rights. The U.S. government has delivered notice of its intent to terminate one lease effective October 1, 2001. As of June 30, 2001 this lease represented 1.4% of the total rental revenue.
(2)
Contractual rental revenue plus expense reimbursements annualized as of June 30, 2001.

Recurring Capital Expenditures

    The following table summarizes our recurring capital expenditures, principally associated with retenanting and releasing, for our office properties for the six months ended June 30, 2001:

Total recurring capital expenditures (in thousands)	$2,269
Average rentable square feet	6,765,102
Recurring capital expenditures per rentable square foot	$0.34

Historical Leasing Activity

    The following table provides certain information about our office leasing activity for the six months ended June 30, 2001:

End of period occupancy	96.9%
Retention ratio (% based on square feet renewed)	82.6%
Increase in Base Rent—straight-line(1)	23.8%

(1)
Base rent—straight-line is defined as the contractual rent to be received over the entire lease term divided by the number of periods in the lease term.

S–21

Mortgage and Other Indebtedness

    The following table provides certain information about our mortgage and other indebtedness as of June 30, 2001:

	Outstanding Debt	Interest Rate	Maturity Date
	(In thousands)
Deutsche Bank Term Credit Facility	$90,954	LIBOR + 1.75%	October 2001	(1)
Teachers Insurance and Annuity Association of America	81,410	6.89%	November 2008
Teachers Insurance and Annuity Association of America	58,596	7.72%	October 2006
Deutsche Bank Revolving Credit Facility	53,230	LIBOR + 1.75%	March 2004	(2)
Mutual of New York Life Insurance Company	27,176	7.79%	August 2004
State Farm Life Insurance Company	25,916	7.90%	April 2008
Transamerica Occidental Life Insurance Company	21,150	7.30%	May 2008
Allstate Life Insurance Company	21,000	6.93%	July 2008
Transamerica Life Insurance and Annuity Company	18,738	7.18%	August 2009	(3)
Transamerica Life Insurance and Annuity Company	17,486	8.30%	October 2005
IDS Life Insurance Company	13,556	7.90%	March 2008
Teachers Insurance and Annuity Association of America	7,919	8.35%	October 2006
Summit Bank	6,785	LIBOR + 1.75%	February 2003
Allfirst Bank	6,500	LIBOR + 1.75%	July 2002	(1)
Provident Bank of Maryland	6,018	LIBOR + 1.75%	July 2002	(4)
Aegon USA Realty Advisors, Inc.	5,957	8.29%	May 2007
Bank of America	5,081	LIBOR + 1.75%	December 2002	(5)
Citibank Federal Savings Bank	5,000	6.93%	July 2008
Bank of America	2,000	LIBOR + 1.75%	September 2001
Seller loan	1,527	8.00%	May 2007

	$475,999

(1)
May be extended for a one-year period, subject to certain conditions.
(2)
On August 6, 2001, we closed a $16,000, six-year, 7.14% mortgage loan and repaid $15,030 of our Credit Facility. In addition, we borrowed $17,495 to fund the Acquisitions during the period July 1 through August 30, 2001.
(3)
On July 2, 2001, we acquired the remaining 60% interest in a joint venture and assumed the $7,862 portion of this mortgage previously owed by the joint venture. In addition, we assumed a $16,215 mortgage loan, bearing LIBOR plus 1.75% and maturing in March 2002. The $16,215 mortgage loan may be extended for a six-month period, subject to certain conditions.
(4)
Total construction loan commitment of $11,855. The loan may be extended for a one-year period, subject to certain conditions. As of August 30, 2001, our outstanding loan balance was $6,867.
(5)
Total construction loan commitment of $15,750. The loan may be extended for a one-year period, subject to certain conditions. As of August 30, 2001, our outstanding loan balance was $8,244.

S–22

MANAGEMENT

Name	Age	Office
Jay H. Shidler	55	Chairman of the Board of Trustees
Clay W. Hamlin, III	56	Chief Executive Officer and Trustee
Betsy Z. Cohen	59	Trustee
Edward A. Crooke	62	Trustee
Robert L. Denton	48	Trustee
Steven D. Kesler	49	Trustee
Kenneth S. Sweet, Jr.	68	Trustee
Kenneth D. Wethe	59	Trustee
Randall M. Griffin	56	President and Chief Operating Officer
Roger A. Waesche, Jr.	47	Senior Vice President and Chief Financial Officer
John H. Gurley	62	Secretary, Senior Vice President and General Counsel
Michael D. Kaiser	50	Corporate Realty Management, LLC—President
Dwight S. Taylor	56	Corporate Development Services, LLC—President

    Jay H. Shidler has been Chairman of our Board of Trustees since October 1997. Mr. Shidler is the founder and Managing Partner of The Shidler Group, a nationally recognized real estate investment company. Mr. Shidler has over 27 years of experience in real estate investment and has been directly involved in the acquisition and management of over 1,000 properties in 40 states and Canada totaling over $4 billion in aggregate value. Mr. Shidler is a founder and Chairman of the Board of Directors of First Industrial Realty Trust, Inc. and was a founder, former director and co-Chairman of TriNet Corporate Realty Trust, Inc. (now a subsidiary of iStar Financial, Inc.).

    Clay W. Hamlin, III has been one of our Trustees and our Chief Executive Officer since October 1997. He was our President from October 1997 until September 1998. From May 1989 until joining us, Mr. Hamlin was the Managing Partner of The Shidler Group's Mid-Atlantic region, where he acquired, managed and leased over four million square feet of commercial property. He has been active in the real estate business for 28 years. Mr. Hamlin is also a founding shareholder of First Industrial Realty Trust, Inc.

    Betsy Z. Cohen has been one of our Trustees since May 1999. Mrs. Cohen is Chairman, Chief Executive Officer and Trustee of RAIT Investment Trust, a real estate investment trust. She also serves as Chief Executive Officer of TheBancorp.com, Inc. and as a Director of The Maine Merchant Bank, LLC and of Aetna, Inc. From 1999 to 2000, Mrs. Cohen also served as a Director of Hudson United Bancorp, a holding company, the successor to JeffBanks, Inc. where she had been Chairman and Chief Executive Officer since its inception in 1981 and was formerly Director of First Union Corp. of Virginia and its predecessor, Dominion Bankshares, Inc.

S–23

    Edward A. Crooke has been one of our Trustees since September 1998. Mr. Crooke served as Vice Chairman for Constellation Energy Group, Inc. from April 1999 to January 1, 2000, when he took early retirement. He was re-elected to the position of Vice Chairman for Constellation Energy Group, Inc., effective November 1, 2000. He also served as President and Chief Operating Officer of Baltimore Gas and Electric Company, a wholly-owned direct subsidiary of Constellation Energy Group, Inc. from 1992 to 1999 and as a Director from 1988 to April 1999. On January 1, 2000, he retired as a Director, Chairman of the Board, President and Chief Executive Officer of Constellation Enterprises, Inc., the parent company of most of Constellation Energy Group, Inc.'s unregulated subsidiaries. He also had served as Director of each of Constellation Enterprises, Inc.'s direct subsidiaries and most of its indirect subsidiaries, and was Chairman of the Board of each of the direct subsidiaries until January 1, 2000. Mr. Crooke serves as a Director of Constellation Energy Group, Inc., Allfirst Financial, Inc., Allfirst Bank, AEGIS Insurance Services, Inc., Baltimore Equitable Insurance and Orion Power Holdings, Inc.

    Robert L. Denton has been one of our Trustees since May 1999. Mr. Denton joined The Shidler Group in 1994 and is currently a Managing Partner and the resident principal in the New York office. From 1991 to 1994, Mr. Denton was a Managing Director with Providence Capital, Inc., an investment-banking firm which he co-founded.

    Steven D. Kesler has been one of our Trustees since September 1998. Mr. Kesler is the Chief Executive Officer and President of Constellation Investments, Inc., Constellation Real Estate Group, Inc. and Constellation Real Estate, Inc., wholly-owned indirect subsidiaries of Constellation Energy Group, Inc. In this role, Mr. Kesler manages a corporate investment entity, Constellation Energy Group, Inc.'s pension plan, Constellation Energy Group, Inc.'s nuclear decommissioning trust, a portfolio of real estate assets and a portfolio of assisted living assets. He also serves as Vice Chairman and President of Constellation Health Services, Inc., a wholly-owned indirect subsidiary of Constellation Energy Group, Inc. Prior to joining Constellation Energy Group, Inc. in 1986, Mr. Kesler was Controller of Westinghouse-Hittman Nuclear, Inc. and Manager of Budgets, Planning and Analysis with Maryland National Corporation.

    Kenneth S. Sweet, Jr. has been one of our Trustees since October 1997. Mr. Sweet is Chairman of GSA Management, LLC and Managing Director of GS Capital, LP, a venture capital and real estate partnership that he founded in 1991. In 1971, Mr. Sweet founded K.S. Sweet Associates, which specialized in real estate and venture capital investments. From 1957 to 1971 he was with The Fidelity Mutual Life Insurance Company. Mr. Sweet serves as a Director, Chairman of the Real Estate Committee and a member of the Finance Committee of Main Line Health and the Philadelphia Chapter of the Nature Conservancy. He also serves as Chairman of Bryn Mawr Hospital Foundation and is on the Advisory Committee of the Arthur Ashe Youth Tennis Center.

    Kenneth D. Wethe has been one of our Trustees since January 1990. Since 1990, Mr. Wethe has been the owner and principal officer of Wethe & Associates, a Dallas-based firm providing independent risk management, insurance and employee benefit services to school districts and governmental agencies. Mr. Wethe has over 25 years experience in the group insurance and employee benefits area.

    Randall M. Griffin has been our President and Chief Operating Officer since September 1998. Mr. Griffin previously served as President of Constellation Real Estate Group, Inc. and Constellation Real Estate, Inc. since June 1993. From 1990 through March 1993, Mr. Griffin worked as Vice President—Development for EuroDisney Development in Paris, France. From 1976 to 1990, Mr. Griffin served for Linclay Corporation, a St. Louis based real estate development, management and investment company, most recently as Executive Vice President and Chief Operating Officer. He serves on the Board of Directors of The National Aquarium as its Chairman. He is Vice Chairman of the Maryland Economic Development Commission, and serves on its Executive Committee.

S–24

    Roger A. Waesche, Jr. has been our Senior Vice President since September 1998 and our Chief Financial Officer since March 1999. Prior to joining us, Mr. Waesche was responsible for all financial operations of Constellation Real Estate, Inc., including treasury, accounting, budgeting and financial planning. Mr. Waesche also had primary responsibility for Constellation Real Estate, Inc.'s asset investment and disposition activities. Prior to joining Constellation Real Estate, Inc. in 1984, Mr. Waesche was a practicing Certified Public Accountant with Coopers & Lybrand L.L.P.

    John H. Gurley has been our Secretary, Senior Vice President and General Counsel since September 1998. Prior to joining us, Mr. Gurley served as Vice President and General Counsel of Constellation Real Estate, Inc. Prior to joining Constellation Real Estate, Inc. in 1987, Mr. Gurley spent 17 years with The Rouse Company where he worked eight years as Assistant General Counsel. Before that he worked in private practice for five years with Semmes, Bowen & Semmes where he provided a broad spectrum of real estate related services to various clients.

    Michael D. Kaiser has been President of Corporate Realty Management, LLC ("CRM") since April 1996 and President of Corporate Management Services, LLC, an indirect subsidiary, since January 2000. Prior to joining CRM, Mr. Kaiser served as Vice President of Asset Management of Constellation Realty Management, LLC. He has more than 24 years of real estate experience, including a background in development, leasing and management of real estate projects in the Baltimore-Washington area. He serves on the Board of Directors of the Baltimore Chapter of the Building Owners and Managers Association.

    Dwight S. Taylor has been President of Corporate Development Services, LLC ("CDS") since September 1999, previously serving as Senior Vice President since joining CDS in September 1998. Mr. Taylor has more than 25 years of real estate experience, including 14 years with Constellation Real Estate, Inc. and four years with The Rouse Company. From 1977 to 1981, Mr. Taylor was Senior Vice President of the Baltimore Economic Development Corporation. He currently serves as President of the Maryland Chapter and is on the national board of the National Association of Industrial and Office Properties. He also served as Chairman of the Associated Black Charities from 1989 to 1991. He also serves on the Board of Directors of Micros Systems, Inc.

S–25

DESCRIPTION OF SERIES F PREFERRED SHARES

    The following summary of the terms and provisions of the Series F Preferred Shares does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of our Declaration of Trust and the Articles Supplementary to the Declaration of Trust establishing the Series F Preferred Shares, each of which is available from us as described in "Where You Can Find More Information." This description of the particular terms of the Series F Preferred Shares supplements, and to the extent they are inconsistent, replaces, the description of the general terms and provisions of our preferred shares set forth in the accompanying prospectus.

General

    Under our Declaration of Trust, we are authorized to issue up to 45,000,000 common shares and 5,000,000 preferred shares. As of August 30, 2001, 40,693 preferred shares were classified as 5.5% Series A Convertible Preferred Shares, one of which was issued and outstanding; 1,725,000 preferred shares were classified as 10% Series B Cumulative Redeemable Preferred Shares, 1,250,000 of which were issued and outstanding; 544,000 preferred shares were classified as 4% Series D Cumulative Redeemable Convertible Preferred Shares, all of which were issued and outstanding; and 1,265,000 shares were classified as 10.25% Series E Cumulative Redeemable Preferred Shares. Our Board of Trustees may increase the authorized number of common shares and preferred shares without shareholder approval. As of August 30, 2001, there were 20,567,047 common shares issued and outstanding.

    We are authorized to issue preferred shares in one or more classes or subclasses, with the designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption, in each case, as are permitted by Maryland law and as our Board of Trustees may determine by resolution. The Series F Preferred Shares will be a class of our preferred shares. We are authorized to issue up to 1,200,000 Series F Preferred Shares. Except for the Series A Preferred Share, the Series B Preferred Shares, the Series D Preferred Shares and the Series E Preferred Shares, there are currently no other classes or series of preferred shares authorized. However, our operating partnership has issued to a third party 1,016,662 Series C Preferred Units. See "Description of Shares" in the accompanying prospectus.

    As of August 30, 2001, we owned approximately 65.0% of the outstanding common units and 100% of the Series A Preferred Unit, 1,250,000 Series B Preferred Units, 544,000 Series D Preferred Units, and 1,150,000 Series E Preferred Units. Each series of units has economic terms substantially equivalent to the economic terms of the corresponding Series A Preferred Share, Series B Preferred Shares, Series D Preferred Shares and Series E Preferred Shares, respectively, that we have issued. The 1,016,662 Series C Preferred Units of our operating partnership are owned by a third party and have a liquidation preference of $25.00. Prior to the distributions with respect to common units of our operating partnership, and through December 20, 2009, each Series C Preferred Unit is entitled to a priority annual distribution of $0.56 per Series C Preferred Unit, payable quarterly. From December 21, 2009 to December 20, 2014, the priority annual distribution on the Series C Preferred Units increases to $0.67 per Series C Preferred Unit, and, thereafter, further increases to $0.75 per Series C Preferred Unit, also each payable quarterly.

    We intend to contribute the proceeds of this offering to our operating partnership in exchange for a number of Series F Preferred Units equal to the number of Series F Preferred Shares that we sell in this offering. The economic terms of the Series F Preferred Units will be substantially equivalent to the economic terms of the Series F Preferred Shares. The Series A, Series B, Series C, Series D and Series E Preferred Units are treated equally (i.e., are pari passu) in priority over the common units in our operating partnership with respect to quarterly distributions. Distributions on these preferred units will be the source of funds for the payment of dividends on our preferred shares.

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Ranking

    The Series F Preferred Shares will, as to dividend rights and rights upon our liquidation, dissolution or winding-up, rank (i) prior or senior to our common shares and any other class or series of our equity securities authorized or designated in the future as to which the holders of Series F Preferred Shares are entitled, by the terms of that class or series, to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding-up in preference or priority to the holders of shares of that class or series ("Junior Shares"); (ii) on a parity with the Series A Preferred Share, the Series B Preferred Shares, the Series D Preferred Shares, the Series E Preferred Shares and any other class or series of our equity securities authorized or designated in the future as to which the holders of those securities and the holders of Series F Preferred Shares are entitled, by the terms of that class or series, to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority of one over the other ("Parity Shares"); and (iii) junior to any class or series of our equity securities authorized or designated in the future as to which the holders of that class or series are entitled, by the terms of that class or series, to the receipt of dividends and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Series F Preferred Shares ("Senior Shares").

Dividends

    Holders of Series F Preferred Shares will be entitled to receive, when and as declared by our Board of Trustees, out of our funds legally available for payment, quarterly cash dividends on the Series F Preferred Shares at the rate of      % of the $25.00 liquidation preference per year (equivalent to $      per year per Series F Preferred Share). These dividends will be cumulative from the date of original issue, whether or not in any dividend period or periods these dividends shall be declared or there shall be funds legally available for the payment of these dividends, and will be payable on a quarterly basis on January 15, April 15, July 15 and October 15 of each year (or, if not a business day, the next succeeding business day) (each, a "Dividend Payment Date"), beginning on October 15, 2001. Any dividend payable on the Series F Preferred Shares for any partial dividend period will be computed ratably on the basis of twelve 30-day months and a 360-day year. The initial quarterly dividend payable on the Series F Preferred Shares will be $      per share. Dividends will be payable in arrears to holders of record as they appear on our share records at the close of business on the applicable record date, which will be fixed by our Board of Trustees and which shall be not more than 60 nor less than 10 days prior to the related Dividend Payment Date. Holders of Series F Preferred Shares will not be entitled to receive any dividends in excess of cumulative dividends on the Series F Preferred Shares. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on the Series F Preferred Shares that may be in arrears. Distributions to us on our Series F Preferred Units in our operating partnership will be the source of funds for the payment of dividends on the Series F Preferred Shares.

    When dividends are not paid in full upon the Series F Preferred Shares or any other class or series of Parity Shares, or a sum sufficient for this payment is not set apart, all dividends declared upon the Series F Preferred Shares and any Parity Shares will be declared ratably in proportion to the respective amounts of dividends accrued and unpaid on the Series F Preferred Shares and accrued and unpaid on such Parity Shares. Except as set forth in the preceding sentence, unless dividends on the Series F Preferred Shares equal to the full amount of accrued and unpaid dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past dividend periods, no dividends will be declared or paid or set apart for payment by us and no other distribution of cash or other property may be declared or made, directly or indirectly, by us with respect to any Parity Shares. Unless dividends equal to the full amount of all accrued and unpaid dividends on the Series F

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Preferred Shares have been paid, or declared and set apart for payment, for all past dividend periods, no dividends (other than dividends or distributions paid in Junior Shares or options, warrants or rights to subscribe for or purchase Junior Shares) may be declared or paid or set apart for payment by us and no other distribution of cash or other property may be declared or made, directly or indirectly, by us with respect to any Junior Shares, nor will any Junior Shares be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of common shares made for purposes of our employee incentive or benefit plan or any such plan of any of our subsidiaries) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Shares), directly or indirectly, by us (except by conversion into or exchange for Junior Shares, or options, warrants or rights to subscribe for or purchase Junior Shares), nor will any other cash or other property be paid or distributed to or for the benefit of holders of Junior Shares. Regardless of the provisions described above, we will not be prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any Parity Shares or (ii) redeeming, purchasing or otherwise acquiring any Parity Shares, in each case, if this declaration, payment, redemption, purchase or other acquisition is necessary to maintain our qualification as a REIT.

Liquidation Preference

    Upon any voluntary or involuntary liquidation, dissolution or winding-up, before any payment or distribution by us will be made to or set apart for the holders of any Junior Shares, the holders of Series F Preferred Shares will be entitled to receive a liquidation preference of $25.00 per share (the "Series F Liquidation Preference"), plus an amount equal to all accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders. Such holders will not be entitled to any further payment. Until the holders of the Series F Preferred Shares have been paid the Series F Liquidation Preference in full, plus an amount equal to all accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders, no payment will be made to any holder of Junior Shares upon our liquidation, dissolution or winding-up. If upon any liquidation, dissolution or winding-up, our assets, or proceeds thereof, distributable among the holders of Series F Preferred Shares will be insufficient to pay in full the above described preferential amount and liquidating payments on any other shares of any class or series of Parity Shares, then our assets, or the proceeds thereof, will be distributed among the holders of Series F Preferred Shares and any such other Parity Shares ratably in the same proportion as the respective amounts that would be payable on such Series F Preferred Shares and any such other Parity Shares if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding-up will not include a consolidation or merger of us with or into one or more other entities, a sale or transfer of all or substantially all of our assets, or a statutory share exchange. Upon any liquidation, dissolution or winding-up, after payment has been made in full to the holders of Series F Preferred Shares and any Parity Shares, any other series or class or classes of Junior Shares will be entitled to receive any and all of our assets remaining to be paid or distributed, and the holders of the Series F Preferred Shares and any Parity Shares will not be entitled to share in that payment or distribution. Distributions to us on our Series F Preferred Units upon the liquidation, dissolution or winding up of our operating partnership will be the source of funds for the payment of the Series F Liquidation Preference and any accrued and unpaid dividends.

Optional Redemption

    The Series F Preferred Shares will not be redeemable by us prior to October 15, 2006 (except in certain limited circumstances relating to our maintenance of our ability to qualify as a REIT as described in "—Restrictions on Ownership and Transfer"). On or after October 15, 2006, we may, at our option, redeem the Series F Preferred Shares, in whole or from time to time in part, at a cash redemption price equal to 100% of the Series F Liquidation Preference, plus all accrued and unpaid dividends, if any, to the redemption date. The redemption price for the Series F Preferred Shares

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(other than any portion thereof consisting of accrued and unpaid dividends) will be payable solely with the proceeds from the sale of equity securities by us or our operating partnership (whether or not such sale occurs concurrently with such redemption). For purposes of the preceding sentence, "equity securities" means any common shares, preferred shares, depositary shares, partnership or other interests, participations or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable at the option of the holder for equity securities (unless and to the extent such debt securities are subsequently converted into equity securities)) or options to purchase any of the foregoing of or in us or our operating partnership.

    In the event of a redemption of any Series F Preferred Shares, if the redemption date occurs after a dividend record date and on or prior to the related Dividend Payment Date, the dividend payable on such Dividend Payment Date in respect of such Series F Preferred Shares called for redemption will be payable on such Dividend Payment Date to the holders of record at the close of business on such dividend record date, and will not be payable as part of the redemption price for such Series F Preferred Shares. The redemption date will be selected by us and shall not be less than 30 days nor more than 60 days after the date notice of redemption is sent by us. If full cumulative dividends on all outstanding Series F Preferred Shares have not been paid or declared and set apart for payment, no Series F Preferred Shares may be redeemed unless all outstanding Series F Preferred Shares are simultaneously redeemed and neither we nor any of our affiliates may purchase or acquire Series F Preferred Shares otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of Series F Preferred Shares.

    If fewer than all the outstanding Series F Preferred Shares are to be redeemed, we will select those Series F Preferred Shares to be redeemed pro rata in proportion to the numbers of Series F Preferred Shares held by holders (with adjustment to avoid redemption of fractional shares) or by lot or in such other manner as the Board of Trustees may determine.

    Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two consecutive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice shall be mailed by us not less than 30 days nor more than 60 days prior to the redemption date to each holder of record of the Series F Preferred Shares to be redeemed by first class mail, postage prepaid at such holder's address as the same appears on our share records. Any notice which was mailed as described above will be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. Each notice will state: (i) the redemption date, (ii) the number of Series F Preferred Shares to be redeemed, (iii) the place or places where certificates for such Series F Preferred Shares are to be surrendered for cash and (iv) the redemption price payable on such redemption date, including, without limitation, a statement as to whether or not accrued and unpaid dividends will be (x) payable as part of the redemption price or (y) payable on the next Dividend Payment Date to the record holder at the close of business on the relevant record date as described above. From and after the redemption date (unless we default in the payment of our redemption obligation), dividends on the Series F Preferred Shares to be redeemed will cease to accrue, such shares will no longer be deemed to be outstanding and all rights of the holders thereof shall cease (except (a) the right to receive the cash payable upon such redemption without interest thereon and (b) if the redemption date occurs after a dividend record date and on or prior to the related Dividend Payment Date, the right of record holders at the close of business on such record date to receive the dividend payable on such Dividend Payment Date). The full dividend payable on such Dividend Payment Date with respect to such Series F Preferred Shares called for redemption will be payable on such Dividend Payment Date to the holders of record of such shares at the close of business on the corresponding dividend record date notwithstanding the prior redemption of such shares.

    Holders of the Series F Preferred Shares will have no right to cause us to redeem their shares. The Series F Preferred Shares will have no stated maturity and will not be subject to any sinking fund

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or mandatory redemption provisions except as provided under "—Restrictions on Ownership and Transfer."

    Subject to applicable law and the limitation on purchases when dividends on the Series F Preferred Shares are in arrears, we may, at any time and from time to time, purchase any Series F Preferred Shares in the open market, by tender or by private agreement.

Voting Rights

    Holders of Series F Preferred Shares will not have any voting rights, except as set forth below and except as otherwise required by applicable law.

    If and whenever dividends on any Series F Preferred Shares or any series or class of Parity Shares shall be in arrears for six or more quarterly periods (whether or not consecutive), the number of Trustees then constituting our Board of Trustees will be increased by two (if not already increased by reason of similar types of provisions with respect to Parity Shares of any other class or series which is entitled to similar voting rights (the "Voting Parity Shares"), and the holders of Series F Preferred Shares, together with the holders of all other Voting Parity Shares then entitled to exercise similar voting rights, voting as a single class regardless of series or class, will be entitled to vote for the election of the two additional Trustees at any annual meeting of shareholders or at a special meeting of the holders of the Series F Preferred Shares and of the Voting Parity Shares called for that purpose. At any time when such right to elect Trustees separately shall have so vested, we must call such special meeting upon the written request of the holders of record of not less than 20% of the total number of Series F Preferred Shares and shares of any series or class of Voting Parity Shares then outstanding. Such special meeting shall be held, in the case of such written request, within 90 days after the delivery of such request, provided that we will not be required to call such a special meeting if such request is received less than 120 days before the date fixed for the next ensuing annual meeting of shareholders and the holders of Series F Preferred Shares and such other Voting Parity Shares are offered the opportunity to elect such Trustees at such annual meeting of shareholders. If, prior to the end of the term of any Trustee so elected, a vacancy in the office of such Trustee shall occur by reason of death, resignation, or disability, a successor will be elected to the Board of Trustees, upon the nomination by the remaining Trustee elected by the holders of the Series F Preferred Shares and the Voting Parity Shares or the successor to the remaining Trustee, to serve until the next annual meeting of shareholders or special meeting held in place of the annual meeting if such office has not previously been terminated as described below. Whenever dividends in arrears on outstanding Series F Preferred Shares and Voting Parity Shares shall have been paid and dividends thereon for the current dividend period shall have been paid or declared and set apart for payment, then the right of the holders of the Series F Preferred Shares and Voting Parity Shares to elect such additional two Trustees shall cease and the terms of office of such Trustees shall terminate and the number of Trustees constituting our Board of Trustees shall be reduced accordingly. The one outstanding Series A Preferred Share is not a Voting Parity Share. Constellation Real Estate, Inc., the holder of the Series A Preferred Share, votes as a separate class, and is entitled to elect two additional Trustees if we fail at any time or from time to time to pay when due two consecutive quarterly dividend payments on the Series A Preferred Share, and such Trustees are entitled to serve as Trustees thereafter until all accrued and unpaid dividends on the Series A Preferred Share have been paid in full.

    The affirmative vote or consent of at least two-thirds of the votes entitled to be cast by the holders of the outstanding Series F Preferred Shares and the holders of all other classes or series of Voting Parity Shares entitled to vote on such matters, voting as a single class, will be required to (i) authorize, create, increase the authorized amount of, or issue any shares of any class of Senior Shares or any security convertible or exchangeable into shares of any class of Senior Shares or (ii) amend, alter or repeal any provision of, or add any provision to, our Declaration of Trust or Bylaws, if such action would materially adversely affect the voting powers, rights or preferences of the holders of the Series F

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Preferred Shares; provided, however, that no such vote of the holders of Series F Preferred Shares will be required if, at or prior to the time such amendment, alteration or repeal is to take effect or the issuance of any such Senior Shares or convertible or exchangeable security is to be made, as the case may be, provisions are made for the redemption of all outstanding Series F Preferred Shares. The amendment of or supplement to our Declaration of Trust to authorize, create, increase or decrease the authorized amount of or to issue Junior Shares, Series F Preferred Shares or any shares of any class of Parity Shares will not be deemed to materially adversely affect the voting powers, rights or preferences of the holders of Series F Preferred Shares. The holder of the Series A Preferred Share does not vote with the holders of Series F Preferred Shares as a single class with respect to the matters referred to above. With respect to these matters, the holder of the Series A Preferred Share votes as a separate class.

    With respect to the exercise of the above-described voting rights, each Series F Preferred Share will have one vote per share, except that when any other class or series of preferred shares will have the right to vote with the Series F Preferred Shares as a single class, then the Series F Preferred Shares and such other class or series will have one quarter of one (0.25) vote per $25.00 of liquidation preference.

New York Stock Exchange Listing

    Before this offering, there has been no public trading market for the Series F Preferred Shares. We intend to file an application to list the Series F Preferred Shares on the NYSE under the symbol "OFC.F." If approved for listing, trading of the Series F Preferred Shares is expected to begin within 30 days of the original issuance of the Series F Preferred Shares. The representatives of the underwriters have advised us that they intend to make a market in the Series F Preferred Shares prior to the commencement of trading on the NYSE. However, the representatives of the underwriters are not obligated to do so and may discontinue market-making at any time without notice. We cannot give any assurance about the liquidity of any trading market for the Series F Preferred Shares which may exist.

Conversion

    The Series F Preferred Shares are not convertible into or exchangeable for any other property or securities.

Transfer Agent

    The registrar and transfer agent for the Series F Preferred Shares will be Wells Fargo & Company.

Book Entry, Delivery and Form

    The Series F Preferred Shares will be issued in the form of a fully registered global certificate (the "Global Certificate"). The Global Certificate will be deposited on or about the date of original issuance with, or on behalf of, The Depository Trust Company (the "Depositary") and will be registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Certificate Holder").

    The Depositary is a limited-purpose trust company which was created to hold securities for its participating organizations (collectively, the "Participant" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the underwriters), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect

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Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's Participants or the Depositary's Indirect Participants.

    We expect that pursuant to procedures established by the Depositary (i) upon deposit of the Global Certificate, the Depositary will credit the accounts of Participants designated by the underwriters with portions of the principal amount of the Global Certificate and (ii) ownership of the Series F Preferred Shares will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. Prospective purchasers of the Series F Preferred Shares are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Series F Preferred Shares will be limited to such extent.

    So long as the Global Certificate Holder is the registered owner of any Series F Preferred Shares, the Global Certificate Holder will be considered the sole owner or holder of such Series F Preferred Shares. Except as provided below, owners of Series F Preferred Shares will not be entitled to have Series F Preferred Shares registered in their names and will not receive or be entitled to receive physical delivery of Series F Preferred Shares in certificated form. As a result, the ability of a person having a beneficial interest in Series F Preferred Shares represented by the Global Certificate to pledge such interest to persons or entities that do not participate in the Depositary's system or to otherwise take actions in respect of such interest may be affected by the lack of a physical certificate evidencing such interest.

    Neither we nor the Transfer Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of Series F Preferred Shares by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to the Series F Preferred Shares.

    Payments of distributions on any Series F Preferred Shares registered in the name of the Global Certificate Holder on the applicable record date will be payable to or at the direction of the Global Certificate Holder. Neither we nor the Transfer Agent will have any responsibility or liability for the payment of such amounts to beneficial owners of the Series F Preferred Shares.

    We believe, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owner of Series F Preferred Shares will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

Certificated Shares

    Any person having a beneficial interest in the Global Certificate may, upon request to us or the Transfer Agent, exchange such beneficial interest for physical delivery of Series F Preferred Shares in certificated form. Upon any such issuance, the Transfer Agent is required to register such Series F Preferred Shares in the name of, and cause the same to be delivered to, such person or such person's nominee. In addition, if (i) we notify the Transfer Agent in writing that the Depositary is no longer willing or able to act as a depositary and we are unable to locate a qualified successor within 90 days or (ii) we, at our option, notify the Transfer Agent in writing that we elect to cause the issuance of the Series F Preferred Shares in certificated form, then, upon surrender by the Global Certificate Holder of the Global Certificate, Series F Preferred Shares in certificated form will be issued to each person

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that the Global Certificate Holder and the Depositary identify as the beneficial owner of Series F Preferred Shares.

    Neither we nor the Transfer Agent will be liable for any delay by the Global Certificate Holder or the Depositary in identifying the beneficial owners of Series F Preferred Shares, and each person may conclusively rely on, and will be protected in relying on, instructions from the Global Certificate Holder or the Depositary for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the Series F Preferred Shares to be issued.

Restrictions on Ownership and Transfer

    For us to qualify as a REIT (as defined in the Internal Revenue Code of 1986, as amended (the "Code") to include certain entities), our shares of beneficial interest generally must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (under the Code) at any time during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). This test is applied by "looking through" certain shareholders which are not individuals (e.g., corporations or partnerships) to determine indirect ownership of us by individuals.

    Our Declaration of Trust contains certain restrictions on the number of our shares of beneficial interest that a person may own, subject to certain exceptions. Our Declaration of Trust provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (the "Aggregate Share Ownership Limit") of the number or value of our outstanding shares of beneficial interest. In addition, our Declaration of Trust prohibits any person from acquiring or holding, directly or indirectly, in excess of 9.8% of our total outstanding Common Shares, in value or in number of shares, whichever is more restrictive (the "Common Share Ownership Limit"). Our Board of Trustees, in its sole discretion, may exempt a proposed transferee from the Aggregate Share Ownership Limit and the Common Share Ownership Limit (an "Excepted Holder"). However, our Board of Trustees may not grant such an exemption to any person if such exemption would result in us being "closely held" within the meaning of Section 856(h) of the Code or otherwise would result in our failing to qualify as a REIT. In order to be considered by our Board of Trustees as an Excepted Holder, a person also must not own, directly or indirectly, an interest in a tenant of ours (or a tenant of any entity owned or controlled by us) that would cause us to own, directly or indirectly, more than a 9.9% interest in such a tenant. The person seeking an exemption must represent to the satisfaction of our Board of Trustees that it will not violate the two aforementioned restrictions. The person also must agree that any violation or attempted violation of any of the foregoing restrictions will result in the automatic transfer of the shares of stock causing such violation to the Share Trust (as defined below). Our Board of Trustees may require a ruling from the Internal Revenue Service or an opinion of counsel, in either case in form and substance satisfactory to our Board of Trustees, in its sole discretion, in order to determine or ensure our status as a REIT.

    Our Declaration of Trust further prohibits (i) any person from beneficially or constructively owning our shares of beneficial interest that would result in us being "closely held" under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT and (ii) any person from transferring shares of our beneficial interest if such transfer would result in our shares of beneficial interest being owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of our shares of beneficial interest that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned our shares of the beneficial interest that resulted in a transfer of shares to the Share Trust, is required to give notice immediately to us and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on transferability and

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ownership will not apply if our Board of Trustees determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

    If any transfer of our shares of beneficial interest occurs which, if effective, would result in any person beneficially or constructively owning shares of beneficial interest in us in excess or in violation of the above transfer or ownership limitations (a "Prohibited Owner"), then that number of our shares of beneficial interest, the beneficial or constructive ownership of which otherwise would cause such person to be in excess of the ownership limit (rounded to the nearest whole share) will automatically be transferred to a trust (the "Share Trust") for the exclusive benefit of one or more charitable beneficiaries (the "Charitable Beneficiary"), and the Prohibited Owner will not acquire any rights in such shares. Such automatic transfer will be deemed to be effective as of the close of business on the Business Day (as defined in our Declaration of Trust) prior to the date of such violative transfer. Shares of beneficial interest held in the Share Trust will be issued and outstanding shares of beneficial interest in us. The Prohibited Owner may not benefit economically from ownership of any shares of beneficial interest held in the Share Trust, may have no rights to dividends and may not possess any other rights attributable to the shares of beneficial interest held in the Share Trust. The trustee of the Share Trust (the "Share Trustee") will have all voting rights and rights to dividends or other distributions with respect to shares of beneficial interest held in the Share Trust, which rights will be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to the discovery by us that shares of beneficial interest have been transferred to the Share Trust will be paid by the recipient of such dividend or distribution to the Share Trustee upon demand, and any dividend or other distribution authorized but unpaid will be paid when due to the Share Trustee. Any dividend or distribution so paid to the Share Trustee will be held in the Share Trust for the Charitable Beneficiary. The Prohibited Owner will have no voting rights with respect to shares of beneficial interest held in the Share Trust and, subject to Maryland law, effective as of the date that such shares of beneficial interest have been transferred to the Share Trust, the Share Trustee will have the authority (at the Share Trustee's sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by us that such shares have been transferred to the Share Trust and (ii) to recast such vote in accordance with the desires of the Share Trustee acting for the benefit of the Charitable Beneficiary. However, if we have already taken irreversible trust action, then the Share Trustee will not have the authority to rescind and recast such vote.

    Within 20 days after receiving notice from us that shares of beneficial interest in us have been transferred to the Share Trust, the Share Trustee will sell the shares of beneficial interest held in the Share Trust to a person, designated by the Share Trustee, whose ownership of the shares will not violate the ownership limitations set forth in the Declaration of Trust. Upon such sale, the interest of the Charitable Beneficiary in the shares sold will terminate and the Share Trustee will distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as described below. The Prohibited Owner will receive the lesser of (i) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Share Trust (e.g., a gift, devise or other such transaction), the Market Price (as defined in the Declaration of Trust) of such shares on the day of the event causing the shares to be received by the Share Trustee and (ii) the price per share received by the Share Trustee from the sale or other disposition of the Common Shares held in the Share Trust. Any net sale proceeds in excess of the amount payable to the Prohibited Owner will be paid immediately to the Charitable Beneficiary. If, prior to the discovery by us that shares of beneficial interest have been transferred to the Share Trust, such shares are sold by a Prohibited Owner, then (i) such shares will be deemed to have been sold on behalf of the Share Trust and (ii) to the extent that the Prohibited Owner received an amount for shares that exceeds the amount that such Prohibited Owner was entitled to receive as described above, such excess will be paid to the Share Trustee upon demand.

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    In addition, shares of beneficial interest in us held in the Share Trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Share Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date we, or our designee, accept such offer. We will have the right to accept such offer until the Share Trustee has sold the shares of beneficial interest held in the Share Trust. Upon such a sale to us, the interest of the Charitable Beneficiary in the shares sold will terminate and the Share Trustee will distribute the net proceeds of the sale to the Prohibited Owner.

    All certificates representing the Series F Preferred Shares will bear a legend referring to the restrictions described above.

    Every owner of more than 5% (or such other percentage as required by the Code or the regulations promulgated thereunder) of all classes or series of our shares of beneficial interest, including the Series F Preferred Shares, is required to give written notice to us, within 30 days after the end of each taxable year, stating the name and address of such owner, the number of shares of each class and series of shares of beneficial interest of us which the owner beneficially owns and a description of the manner in which such shares are held. Each such owner will provide to us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the Aggregate Share Ownership Limit. In addition, each shareholder will upon demand be required to provide to us such information as we may request, in good faith, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

    These ownership limitations could delay, defer or prevent a change in control of us or other transaction that might involve a premium over the then prevailing market price for the Series F Preferred Shares or other attributes that the shareholders may consider to be desirable.

DESCRIPTION OF SERIES E PREFERRED SHARES

    The following summary of the terms and provisions of the Series E Preferred Shares does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of our Declaration of Trust and the Articles Supplementary to the Declaration of Trust establishing the Series E Preferred Shares, each of which is available from us as described in "Where You Can Find More Information."

    The outstanding 1,150,000 Series E Preferred Shares were issued in an underwritten public offering in April 2001. We contributed the proceeds from the sale of the Series E Preferred Shares to our operating partnership in exchange for a number of Series E Preferred Units equal to the number of Series E Preferred Shares that we sold in the private placement. The terms of the Series E Preferred Shares are as follows:

Ranking

    The Series E Preferred Shares, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank (i) prior or senior to any Junior Shares, (ii) on a parity with the Series F Preferred Shares and all other Parity Shares and (iii) junior to any Senior Shares.

Dividends

    Holders of the Series E Preferred Shares are entitled to receive, when and as declared by our Board of Trustees, out of our funds legally available for payment, quarterly cash dividends on the Series E Preferred Shares at a rate of $2.5625 per year per Series E Preferred Share. Such dividends are cumulative from the date of original issue, whether or not in any dividend period or periods such dividends have been declared or there are funds legally available for the payment of such dividends,

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and are payable quarterly on January 15, April 15, July 15 and October 15 of each year (or if not a business day, the next succeeding business day). Any dividend payable on the Series E Preferred Shares for any partial dividend period will be computed ratably on the basis of twelve 30-day months and a 360-day year. Dividends are payable in arrears to holders of record as they appear on our share records at the close of business on the applicable record date, which are fixed by the Board of Trustees and which are not more than 60 nor less than 10 days prior to such Dividend Payment Date. Holders of Series E Preferred Shares are not entitled to receive any dividends in excess of cumulative dividends on the Series E Preferred Shares. No interest, or sum of money in lieu of interest, will be payable in respect to any dividend payment or payments on the Series E Preferred Shares that may be in arrears.

    When dividends are not paid in full upon the Series E Preferred Shares or any other class or series of Parity Shares, including the Series F Preferred Shares, or a sum sufficient for such payment is not set apart, all dividends declared upon the Series E Preferred Shares and any Parity Shares, including the Series F Preferred Shares, will be declared ratably, in proportion to the respective amounts of dividends accrued and unpaid on the Series E Preferred Shares and accrued and unpaid on such Parity Shares, including the Series F Preferred Shares. Except as set forth in the preceding sentence, unless dividends on the Series E Preferred Shares equal to the full amount of accrued and unpaid dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past dividend periods, no dividends will be declared or paid or set apart for payment by us and no other distribution of cash or other property may be declared or made, directly or indirectly, by us with respect to any Parity Shares, including the Series F Preferred Shares. Unless dividends equal to the full amount of all accrued and unpaid dividends on the Series E Preferred Shares have been paid, or declared and set apart for payment, for all past dividend periods, no dividends (other than dividends or distributions paid in Junior Shares or options, warrants or rights to subscribe for or purchase Junior Shares) may be declared or paid or set apart for payment by us and no other distribution of cash or other property may be declared or made, directly or indirectly, by us with respect to any Junior Shares, nor will any Junior Shares be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common Shares made for purposes of our employee incentive or benefit plan or any such plan of any of our subsidiaries) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Shares), directly or indirectly, by us (except by conversion into or exchange for Junior Shares, or options, warrants or rights to subscribe for or purchase Junior Shares), nor will any other cash or other property be paid or distributed to or for the benefit of holders of Junior Shares. Notwithstanding the provisions described above, we will not be prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any Parity Shares or (ii) redeeming, purchasing or otherwise acquiring any Parity Shares, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain our qualification as a REIT.

Liquidation Preference

    Upon any voluntary or involuntary liquidation, dissolution or winding-up, before any payment or distribution by us may be made to or set apart for the holders of any Junior Shares, the holders of Series E Preferred Shares will be entitled to receive a liquidation preference of $25.00 per share (the "Series E Liquidation Preference"), plus an amount equal to all accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders. Such holders will not be entitled to any further payment. Until the holders of the Series E Preferred Shares have been paid the Series E Liquidation Preference in full, plus an amount equal to all accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders, no payment will be made to any holder of Junior Shares upon our liquidation, dissolution or winding-up. If upon any liquidation, dissolution or winding-up, our assets, or proceeds thereof, distributable among the holders of Series E Preferred Shares is insufficient to pay in full the above described preferential amount and

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liquidating payments on any other shares of any class or series of Parity Shares, including the Series F Preferred Shares, then our assets, or the proceeds thereof, will be distributed among the holders of Series D Preferred Shares and any such other Parity Shares, including the Series F Preferred Shares ratably in the same proportion as the respective amounts that would be payable on such Series F Preferred Shares and any such other Parity Shares if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding-up will not include a consolidation or merger of us with or into one or more other entities, a sale or transfer of all or substantially all of our assets, or a statutory share exchange. Upon any liquidation, dissolution or winding-up, after payment has been made in full to the holders of Series E Preferred Shares and any Parity Shares, including the Series F Preferred Shares, any other series or class or classes of Junior Shares will be entitled to receive any and all of our assets remaining to be paid or distributed, and the holders of the Series E Preferred Shares and any Parity Shares, including the Series F Preferred Shares, will not be entitled to share therein.

Optional Redemption

    The Series E Preferred Shares will not be redeemable by us prior to July 15, 2006 (except in certain limited circumstances relating to our maintenance of our ability to qualify as a REIT as described in "—Restrictions on Ownership and Transfer" above). On or after July 15, 2006, we may, at our option, redeem the Series E Preferred Shares, in whole or from time to time in part, at a cash redemption price equal to 100% of the Series E Liquidation Preference, plus all accrued and unpaid dividends, if any, to the redemption date. The redemption price for the Series E Preferred Shares (other than any portion thereof consisting of accrued and unpaid dividends) will be payable solely with the proceeds from the sale of equity securities by us or our operating partnership (whether or not such sale occurs concurrently with such redemption). For purposes of the preceding sentence, "equity securities" means any common shares, preferred shares, depositary shares, partnership or other interests, participations or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable at the option of the holder for equity securities (unless and to the extent such debt securities are subsequently converted into equity securities)) or options to purchase any of the foregoing of or in us or our operating partnership.

    In the event of a redemption of any Series E Preferred Shares, if the redemption date occurs after a dividend record date and on or prior to the related dividend payment date, the dividend payable on such dividend payment date in respect of such Series E Preferred Shares called for redemption will be payable on such dividend payment date to the holders of record at the close of business on such dividend record date, and will not be payable as part of the redemption price for such Series E Preferred Shares. The redemption date will be selected by us and will not be less than 30 days nor more than 60 days after the date notice of redemption is sent by us. If full cumulative dividends on all outstanding Series E Preferred Shares have not been paid or declared and set apart for payment, no Series E Preferred Shares may be redeemed unless all outstanding Series E Preferred Shares are simultaneously redeemed and neither we nor any of our affiliates may purchase or acquire Series E Preferred Shares otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of Series E Preferred Shares.

    If fewer than all the outstanding Series E Preferred Shares are to be redeemed, we will select those Series E Preferred Shares to be redeemed pro rata in proportion to the numbers of Series E Preferred Shares held by holders (with adjustment to avoid redemption of fractional shares) or by lot or in such other manner as the Board of Trustees may determine.

    Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two consecutive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice shall be mailed by us not less than 30 days nor more than 60 days prior to the redemption date to each holder of record of the

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Series E Preferred Shares to be redeemed by first class mail, postage prepaid at such holder's address as the same appears on our share records. Any notice which was mailed as described above will be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. Each notice will state: (i) the redemption date; (ii) the number of Series E Preferred Shares to be redeemed; (iii) the place or places where certificates for such Series E Preferred Shares are to be surrendered for cash; and (iv) the redemption price payable on such redemption date, including, without limitation, a statement as to whether or not accrued and unpaid dividends will be (x) payable as part of the redemption price, or (y) payable on the next dividend payment date to the record holder at the close of business on the relevant record date as described above. From and after the redemption date (unless we default in the payment of our redemption obligation), dividends on the Series E Preferred Shares to be redeemed will cease to accrue, such shares will no longer be deemed to be outstanding and all rights of the holders thereof shall cease (except (a) the right to receive the cash payable upon such redemption without interest thereon, and (b) if the redemption date occurs after a dividend record date and on or prior to the related dividend payment date, the right of record holders at the close of business on such record date to receive the dividend payable on such dividend payment date). The full dividend payable on such dividend payment date with respect to such Series E Preferred Shares called for redemption will be payable on such dividend payment date to the holders of record of such shares at the close of business on the corresponding dividend record date notwithstanding the prior redemption of such shares.

    The Series E Preferred Shares have no stated maturity and are not subject to any sinking fund or mandatory redemption provisions except as provided under "—Restrictions on Ownership and Transfer" above.

    Subject to applicable law and the limitation on purchases when dividends on the Series E Preferred Shares are in arrears, we may, at any time and from time to time, purchase any Series E Preferred Shares in the open market, by tender or by private agreement.

Voting Rights

    Holders of Series E Preferred Shares will not have any voting rights, except as set forth below and except as otherwise required by applicable law.

    If and whenever dividends on any Series E Preferred Shares or any series or class of Parity Shares, including the Series F Preferred Shares, are in arrears for six or more quarterly periods (whether or not consecutive), the number of Trustees then constituting our Board of Trustees will be increased by two (if not already increased by reason of similar types of provisions with respect to Voting Parity Shares, and the holders of Series E Preferred Shares, together with the holders of all other Voting Parity Shares then entitled to exercise similar voting rights, voting as a single class regardless of series, will be entitled to vote for the election of the two additional Trustees at any annual meeting of shareholders or at a special meeting of the holders of the Series E Preferred Shares and of the Voting Parity Shares called for that purpose. At any time when such right to elect Trustees separately has so vested, we must call such special meeting upon the written request of the holders of record of not less than 20% of the total number of Series E Preferred Shares and shares of any series of Voting Parity Shares then outstanding. Such special meeting will be held, in the case of such written request, within 90 days after the delivery of such request, provided that we will not be required to call such a special meeting if such request is received less than 120 days before the date fixed for the next ensuing annual meeting of shareholders and the holders of Series E Preferred Shares and such other Voting Parity Shares are offered the opportunity to elect such Trustees at such annual meeting of shareholders. If, prior to the end of the term of any Trustee so elected, a vacancy in the office of such Trustee occurs by reason of death, resignation, or disability, a successor will be elected to the Board of Trustees, upon the nomination by the remaining Trustee elected by the holders of the Series F Preferred Shares, the Series E Preferred Shares and such other Voting Parity Shares or the successor to the remaining

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Trustee, to serve until the next annual meeting of shareholders or special meeting held in place of the annual meeting if such office has not previously been terminated as described below. Whenever dividends in arrears on outstanding Series E Preferred Shares and Voting Parity Shares have been paid and dividends thereon for the current quarterly dividend period have been paid or declared and set apart for payment, then the right of the holders of the Series E Preferred Shares and Voting Parity Shares to elect such additional two Trustees will cease and the terms of office of such Trustees will terminate and the number of Trustees constituting our Board of Trustees will be reduced accordingly.

    The affirmative vote or consent of at least two-thirds of the votes entitled to be cast by the holders of the outstanding Series E Preferred Shares and the holders of all other classes or series of Voting Parity Shares entitled to vote on such matters, voting as a single class, will be required to (i) authorize, create, increase the authorized amount of, or issue any shares of any class of Senior Shares or any security convertible or exchangeable into shares of any class of Senior Shares or (ii) amend, alter or repeal any provision of, or add any provision to, our Declaration of Trust or Bylaws, if such action would materially adversely affect the voting powers, rights or preferences of the holders of the Series E Preferred Shares; provided, however, that no such vote of the holders of Series E Preferred Shares will be required if, at or prior to the time such amendment, alteration or repeal is to take effect or the issuance of any such Senior Shares or convertible or exchangeable security is to be made, as the case may be, provisions are made for the redemption of all outstanding Series E Preferred Shares. The amendment of or supplement to our Declaration of Trust to authorize, create, increase or decrease the authorized amount of or to issue Junior Shares, Series E Preferred Shares or any shares of any class of Parity Shares, including the Series F Preferred Shares, will not be deemed to materially adversely affect the voting powers, rights or preferences of the holders of Series E Preferred Shares.

    With respect to the exercise of the above-described voting rights, each Series E Preferred Share will have one vote per share, except that when any other class or series of preferred shares will have the right to vote with the Series E Preferred Shares as a single class, then the Series E Preferred Shares and such other class or series will have one quarter of one (0.25) vote per $25.00 of liquidation preference.

DESCRIPTION OF SERIES D PREFERRED SHARES

    The following summary of the terms and provisions of the Series D Preferred Shares does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of our Declaration of Trust and the Articles Supplementary to the Declaration of Trust establishing the Series D Preferred Shares, each of which is available from us as described in "Where You Can Find More Information."

    The outstanding 544,000 Series D Preferred Shares were issued in a private placement to a private investor on January 25, 2001. We contributed the proceeds from the sale of the Series D Preferred Shares to our operating partnership in exchange for a number of Series D Preferred Units equal to the number of Series D Preferred Shares that we sold in the private placement. The terms of the Series D Preferred Shares are as follows:

Ranking

    The Series D Preferred Shares, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank (i) prior or senior to any Junior Shares, (ii) on a parity with the Series F Preferred Shares and all other Parity Shares and (iii) junior to any Senior Shares.

Dividends

    Holders of the Series D Preferred Shares are entitled to receive, when and as declared by our Board of Trustees, out of our funds legally available for payment, quarterly cash dividends on the Series D Preferred Shares at a rate of $1.00 per year per Series D Preferred Share. Such dividends are

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cumulative from the date of original issue, whether or not in any dividend period or periods such dividends have been declared or there are funds legally available for the payment of such dividends, and are payable quarterly on January 15, April 15, July 15 and October 15 of each year (or if not a business day, the next succeeding business day). Any dividend payable on the Series D Preferred Shares for any partial dividend period will be computed ratably on the basis of twelve 30-day months and a 360-day year. Dividends are payable in arrears to holders of record as they appear on our share records at the close of business on the applicable record date, which are fixed by the Board of Trustees and which are not more than 60 nor less than 10 days prior to such Dividend Payment Date. Holders of Series D Preferred Shares are not entitled to receive any dividends in excess of cumulative dividends on the Series D Preferred Shares. No interest, or sum of money in lieu of interest, will be payable in respect to any dividend payment or payments on the Series D Preferred Shares that may be in arrears.

    When dividends are not paid in full upon the Series D Preferred Shares or any other class or series of Parity Shares, including the Series F Preferred Shares, or a sum sufficient for such payment is not set apart, all dividends declared upon the Series D Preferred Shares and any Parity Shares, including the Series F Preferred Shares, will be declared ratably, in proportion to the respective amounts of dividends accrued and unpaid on the Series D Preferred Shares and accrued and unpaid on such Parity Shares, including the Series F Preferred Shares. Except as set forth in the preceding sentence, unless dividends on the Series D Preferred Shares equal to the full amount of accrued and unpaid dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past dividend periods, no dividends will be declared or paid or set apart for payment by us and no other distribution of cash or other property may be declared or made, directly or indirectly, by us with respect to any Parity Shares, including the Series F Preferred Shares. Unless dividends equal to the full amount of all accrued and unpaid dividends on the Series D Preferred Shares have been paid, or declared and set apart for payment, for all past dividend periods, no dividends (other than dividends or distributions paid in Junior Shares or options, warrants or rights to subscribe for or purchase Junior Shares) may be declared or paid or set apart for payment by us and no other distribution of cash or other property may be declared or made, directly or indirectly, by us with respect to any Junior Shares, nor will any Junior Shares be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common Shares made for purposes of our employee incentive or benefit plan or any such plan of any of our subsidiaries) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Shares), directly or indirectly, by us (except by conversion into or exchange for Junior Shares, or options, warrants or rights to subscribe for or purchase Junior Shares), nor will any other cash or other property be paid or distributed to or for the benefit of holders of Junior Shares. Notwithstanding the provisions described above, we will not be prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any Parity Shares or (ii) redeeming, purchasing or otherwise acquiring any Parity Shares, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain our qualification as a REIT.

Liquidation Preference

    Upon any voluntary or involuntary liquidation, dissolution or winding-up, before any payment or distribution by us may be made to or set apart for the holders of any Junior Shares, the holders of Series D Preferred Shares will be entitled to receive a liquidation preference of $25.00 per share (the "Series D Liquidation Preference"), plus an amount equal to all accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders. Such holders will not be entitled to any further payment. Until the holders of the Series D Preferred Shares have been paid the Series D Liquidation Preference in full, plus an amount equal to all accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders, no payment will be made to any holder of Junior Shares upon our liquidation, dissolution or winding-up.

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If upon any liquidation, dissolution or winding-up, our assets, or proceeds thereof, distributable among the holders of Series D Preferred Shares is insufficient to pay in full the above described preferential amount and liquidating payments on any other shares of any class or series of Parity Shares, including the Series F Preferred Shares, then our assets, or the proceeds thereof, will be distributed among the holders of Series D Preferred Shares and any such other Parity Shares, including the Series F Preferred Shares ratably in the same proportion as the respective amounts that would be payable on such Series F Preferred Shares and any such other Parity Shares if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding-up will not include a consolidation or merger of us with or into one or more other entities, a sale or transfer of all or substantially all of our assets, or a statutory share exchange. Upon any liquidation, dissolution or winding-up, after payment has been made in full to the holders of Series D Preferred Shares and any Parity Shares, including the Series F Preferred Shares, any other series or class or classes of Junior Shares will be entitled to receive any and all of our assets remaining to be paid or distributed, and the holders of the Series D Preferred Shares and any Parity Shares, including the Series F Preferred Shares, will not be entitled to share therein.

Optional Redemption

    The Series D Preferred Shares will not be redeemable by us prior to January 25, 2006 (subject to the holder's right to convert such shares prior to such date in the manner as described in "Conversion" below, and except in certain limited circumstances relating to our maintenance of our ability to qualify as a REIT as described in "—Restrictions on Ownership and Transfer" above). On or after January 25, 2006, we may, at our option, redeem the Series D Preferred Shares, in whole or from time to time in part, at a cash redemption price equal to 100% of the Series D Liquidation Preference, plus all accrued and unpaid dividends, if any, to the redemption date.

    In the event of a redemption of any Series D Preferred Shares, if the redemption date occurs after a dividend record date and on or prior to the related dividend payment date, the dividend payable on such dividend payment date in respect of such Series D Preferred Shares called for redemption will be payable on such dividend payment date to the holders of record at the close of business on such dividend record date, and will not be payable as part of the redemption price for such Series D Preferred Shares. The redemption date will be selected by us and will not be less than 30 days nor more than 60 days after the date notice of redemption is sent by us. If full cumulative dividends on all outstanding Series D Preferred Shares have not been paid or declared and set apart for payment, no Series D Preferred Shares may be redeemed unless all outstanding Series D Preferred Shares are simultaneously redeemed and neither we nor any of our affiliates may purchase or acquire Series D Preferred Shares otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of Series D Preferred Shares.

    If fewer than all the outstanding Series D Preferred Shares are to be redeemed, we will select those Series D Preferred Shares to be redeemed pro rata in proportion to the numbers of Series D Preferred Shares held by holders (with adjustment to avoid redemption of fractional shares) or by lot or in such other manner as the Board of Trustees may determine.

    Notice of redemption will be mailed by us not less than 30 days nor more than 60 days prior to the redemption date to each holder of record of the Series D Preferred Shares to be redeemed by first class mail, postage prepaid at such holder's address as the same appears on our share records. Any notice which was mailed as described above will be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. Each notice will state: (i) the redemption date; (ii) the number of Series D Preferred Shares to be redeemed; (iii) the place or places where certificates for such Series D Preferred Shares are to be surrendered for cash; and (iv) the redemption price payable on such redemption date, including, without limitation, a statement as to whether or not accrued and unpaid dividends will be (x) payable as part of the redemption price, or

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(y) payable on the next dividend payment date to the record holder at the close of business on the relevant record date as described above. From and after the redemption date (unless we default in the payment of our redemption obligation), dividends on the Series D Preferred Shares to be redeemed will cease to accrue, such shares shall no longer be deemed to be outstanding and all rights of the holders thereof shall cease except (a) the right to receive the cash payable upon such redemption without interest thereon, and (b) if the redemption date occurs after a dividend record date and on or prior to the related dividend payment date, the right of record holders at the close of business on such record date to receive the dividend payable on such dividend payment date. The full dividend payable on such dividend payment date with respect to such Series D Preferred Shares called for redemption will be payable on such dividend payment date to the holders of record of such shares at the close of business on the corresponding dividend record date notwithstanding the prior redemption of such shares.

    The Series D Preferred Shares have no stated maturity and are not subject to any sinking fund or mandatory redemption provisions except as provided under "—Restrictions on Ownership and Transfer" above.

    Subject to applicable law and the limitations on purchases when dividends on the Series D Preferred Shares are in arrears, we may, at any time and from time to time, purchase any Series D Preferred Shares by private agreement with the holders or otherwise.

Conversion

    The Series D Preferred Shares are convertible into our common shares at any time by the holder after December 31, 2003, at the rate of 2.2 common shares for every one Series D Preferred Share ("Conversion Rate"). This Conversion Rate is subject to adjustment in the event that we effect a stock split, subdivision of its then outstanding common shares, or distribution of common shares in the form of a dividend. In addition, in the event that we effect a distribution of securities other than common shares in the form of a dividend, then the Series D Preferred Shares shall be entitled to receive upon conversion, in addition to the number of common shares receivable upon such conversion, the amount of our other securities that they would have otherwise received had their Series D Preferred Shares been converted into common shares on the date of the distribution.

Voting Rights

    Holders of Series D Preferred Shares will not have any voting rights, except as set forth below and except as otherwise required by applicable law.

    If and whenever dividends on any Series D Preferred Shares or any series or class of Parity Shares, including the Series F Preferred Shares, are in arrears for six or more quarterly periods (whether or not consecutive), the number of Trustees then constituting our Board of Trustees will be increased by two (if not already increased by reason of similar types of provisions with respect to Voting Parity Shares), and the holders of Series D Preferred Shares, together with the holders of all other Voting Parity Shares then entitled to exercise similar voting rights, voting as a single class regardless of series, will be entitled to vote for the election of the two additional Trustees at any annual meeting of shareholders or at a special meeting of the holders of the Series D Preferred Shares and of the Voting Parity Shares called for that purpose. At any time when such right to elect Trustees separately has so vested, we must call such special meeting upon the written request of the holders of record of not less than 20% of the total number of Series D Preferred Shares and shares of any series of Voting Parity Shares then outstanding. Such special meeting will be held, in the case of such written request, within 90 days after the delivery of such request, provided that we will not be required to call such a special meeting if such request is received less than 120 days before the date fixed for the next ensuing annual meeting of shareholders and the holders of Series D Preferred Shares and such other Voting Parity

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Shares are offered the opportunity to elect such Trustees at such annual meeting of shareholders. If, prior to the end of the term of any Trustee so elected, a vacancy in the office of such Trustee occurs by reason of death, resignation, or disability, a successor will be elected to the Board of Trustees, upon the nomination by the remaining Trustee elected by the holders of the Series D Preferred Shares and such other Voting Parity Shares or the successor to the remaining Trustee, to serve until the next annual meeting of shareholders or special meeting held in place of the annual meeting if such office has not previously been terminated as described below. Whenever dividends in arrears on outstanding Series D Preferred Shares and Voting Parity Shares have been paid and dividends thereon for the current quarterly dividend period have been paid or declared and set apart for payment, then the right of the holders of the Series D Preferred Shares and Voting Parity Shares to elect such additional two Trustees will cease and the terms of office of such Trustees will terminate and the number of Trustees constituting our Board of Trustees will be reduced accordingly.

    The affirmative vote or consent of at least two-thirds of the votes entitled to be cast by the holders of the outstanding Series D Preferred Shares and the holders of all other classes or series of Voting Parity Shares entitled to vote on such matters, voting as a single class, will be required to (i) authorize, create, increase the authorized amount of, or issue any shares of any class of Senior Shares or any security convertible or exchangeable into shares of any class of Senior Shares, or (ii) amend, alter or repeal any provision of, or add any provision to, our Declaration of Trust or Bylaws, if such action would materially adversely affect the voting powers, rights or preferences of the holders of the Series D Preferred Shares; provided, however, that no such vote of the holders of Series D Preferred Shares will be required if, at or prior to the time such amendment, alteration or repeal is to take effect or the issuance of any such Senior Shares or convertible or exchangeable security is to be made, as the case may be, provisions are made for the redemption of all outstanding Series D Preferred Shares. The amendment of or supplement to our Declaration of Trust to authorize, create, increase or decrease the authorized amount of or to issue Junior Shares, Series D Preferred Shares or any shares of any class of Parity Shares, including the Series F Preferred Shares, will not be deemed to materially adversely affect the voting powers, rights or preferences of the holders of Series D Preferred Shares.

    With respect to the exercise of the above-described voting rights, each Series D Preferred Share will have one vote per share, except that when any other class or series of preferred shares will have the right to vote with the Series D Preferred Shares as a single class, then the Series D Preferred Shares and such other class or series will have one quarter of one (0.25) vote per $25.00 of liquidation preference.

CERTAIN FEDERAL INCOME TAX MATTERS

    The following summary of certain Federal income tax considerations regarding an investment in the Series F Preferred Shares is based on current law, is for general information only and is not tax advice. This summary supplements the discussion set forth in the accompanying prospectus under the heading "Federal Income Tax Matters." This discussion does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances.

    Each prospective purchaser is advised to consult his or her own tax advisor regarding the specific tax consequences to him or her of the purchase, ownership and sale of Series F Preferred Shares and of our election to be taxed as a REIT, including the Federal, state, local, foreign income and other tax consequences of such purchase, ownership, sale and election, and of potential changes in applicable tax laws.

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Distributions on Series F Preferred Shares

    For a discussion of the treatment of dividends and other distributions with respect to the Series F Preferred Shares, see "Federal Income Tax Matters—Taxation of Shareholders" in the accompanying prospectus. In determining the extent to which a distribution with respect to the Series F Preferred Shares constitutes a dividend for tax purposes, our earnings and profits will be allocated, on a pro rata basis, first to distributions with respect to any class of preferred shares, and then to our common shares.

Redemption of Series F Preferred Shares

    A redemption of the Series F Preferred Shares will be treated under Section 302 of the Code as a dividend taxable at ordinary income tax rates (to the extent of our current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in Section 302(b) of the Code enabling the redemption to be treated as a sale or exchange of the Series F Preferred Shares. The redemption will satisfy such test if it (i) is "substantially disproportionate" with respect to the holder, (ii) results in a "complete termination" of the holder's stock interest in us, or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to any particular holder of the Series F Preferred Shares will depend upon the facts and circumstances as of the time the redemption occurs, prospective investors are advised to consult their own tax advisors to determine such tax treatment.

    If a redemption of the Series F Preferred Shares is treated as a distribution that is taxable as a dividend, the amount of the distribution would be measured by the amount of cash and the fair market value of any property received by the shareholder. The shareholder's adjusted tax basis in such redeemed Series F Preferred Shares would be transferred to the holder's remaining shareholdings in us. If, however, the shareholder has no remaining shareholdings in us, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely.

Recent Legislation Affecting REITs

    Pursuant to the Tax Relief Extension Act of 1999 (the "Act"), a REIT is prohibited from holding securities representing more than 10% of the voting stock or value of all classes of stock of any corporation other than (i) a qualified REIT subsidiary, (ii) another REIT or (iii) certain corporations known as "taxable REIT subsidiaries." Taxable REIT subsidiaries are subject to full corporate level taxation on their earnings, but are permitted to engage in certain types of real estate management activities (such as those performed by COMI) which cannot currently be performed by REITs or their controlled subsidiaries without jeopardizing REIT status.

    On January 1, 2001, our operating partnership acquired all of the stock in COMI that was not previously owned by it. Pursuant to the Act, we elected to treat COMI as a "taxable REIT subsidiary" effective January 1, 2001. Thus, COMI will remain fully taxable with respect to its earnings. The election will, however, generally allow COMI to continue its real estate management activities without jeopardizing COPT's REIT status.

S–44

UNDERWRITING

    Under the terms and subject to the conditions contained in an underwriting agreement dated            , 2001, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation and A.G. Edwards and Sons, Inc. are acting as representatives, the following respective numbers of Series F Preferred Shares:

Underwriter	Number of Series F Preferred Shares
Credit Suisse First Boston Corporation
A.G. Edwards & Sons, Inc.
Legg Mason Wood Walker, Incorporated
Prudential Securities Incorporated
BB&T Capital Markets
Ferris, Baker Watts, Incorporated
Janney Montgomery Scott LLC
McDonald Investments Inc.
Tucker Anthony Incorporated

Total	1,000,000

    The underwriting agreement provides that the underwriters are severally obligated to purchase all of the Series F Preferred Shares if any are purchased, other than those Series F Preferred Shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of the Series F Preferred Shares may be terminated.

    We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 150,000 additional Series F Preferred Shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments in the sale of the Series F Preferred Shares.

    The underwriters propose to offer the Series F Preferred Shares initially at the public offering price on the cover page of this prospectus supplement. The underwriters may allow a discount of $      per share on sales to other broker/dealers. After the initial public offering of the Series F Preferred Shares the underwriters may change the public offering price and concession and discount to broker/dealers.

    The following table summarizes the compensation we will pay.

	Per Series F Preferred Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

    We and our operating partnership have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the underwriters may be required to make in that respect.

    The Series F Preferred Shares are a new issue of securities and, prior to the Series F Preferred Shares being accepted for listing on the New York Stock Exchange, there will be no established trading

S–45

market. During this period, one or more of the underwriters intend to make a secondary market for the Series F Preferred Shares. However, they are not obligated to do so and may discontinue making a secondary market for the Series F Preferred Shares at any time without notice. No assurance can be given as to how liquid the trading market for the Series F Preferred Shares will be.

    In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids as described below:

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment transactions involve sales by the underwriters of the Series F Preferred Shares in excess of the number of Series F Preferred Shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of Series F Preferred Shares over-allotted by the underwriters is not greater than the number of Series F Preferred Shares that they may purchase in the over-allotment option. In a naked short position, the number of Series F Preferred Shares involved is greater than the number of Series F Preferred Shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing Series F Preferred Shares in the open market.

  •
  Syndicate covering transactions involve purchases of the Series F Preferred Shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of Series F Preferred Shares to close out the short position, the underwriters will consider, among other things, the price of the Series F Preferred Shares available for purchase in the open market as compared to the price at which they may purchase Series F Preferred Shares through the over-allotment option. If the underwriters sell more Series F Preferred Shares than could be covered by the over-allotment option, creating a naked short position, that position can only be closed out by buying Series F Preferred Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Series F Preferred Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Series F Preferred Shares originally sold by such syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Series F Preferred Shares or preventing or retarding a decline in the market price of the Series F Preferred Shares. As a result the price of the Series F Preferred Shares may be higher than the price that might otherwise exist in the open market. These transactions, if the Series F Preferred Shares are accepted for listing, may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

    We expect that delivery of the Series F Preferred Shares will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which is expected to be the fifth business day following the date of pricing of the Series F Preferred Shares (this settlement cycle being referred to as "T+5"). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Series F Preferred Shares on the date hereof or the next two succeeding business days will be required, by virtue of the fact that the Series F Preferred Shares initially will settle in T+5, to specify

S–46

an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

    In order to meet the requirements for listing the Series F Preferred Shares on the NYSE, the underwriters have undertaken to sell (i) Series F Preferred Shares to ensure a minimum of 100 beneficial holders with a minimum of 100,000 Series F Preferred Shares outstanding and (ii) sufficient shares of Series F Preferred Shares so that following this offering we have a minimum aggregate market value of at least $2.0 million.

    Credit Suisse First Boston Corporation, A.G. Edwards & Sons, Inc., and one or more other underwriters have, from time to time, performed, and may in the future perform, various investment banking, financial advisory and other services for us for which they have been paid, or will be paid, fees. KeyCorp, an affiliate of McDonald Investments Inc., one of the underwriters, is a participating lender under our Credit Facility. The net proceeds from the sale of the Series F Preferred Shares will be used to reduce borrowings under our Credit Facility. See "Use of Proceeds." We are currently in compliance with the terms of our Credit Facility. McDonald Investments Inc. has informed us that its decision to distribute the Series F Preferred Shares was made independent of KeyCorp, which had no involvement in determining whether or when to distribute the Series F Preferred Shares under this offering or the terms of this offering. McDonald Investments Inc., exclusive of its affiliate which will receive proceeds as described above, will not receive any benefit from this offering other than its respective portion of customary discounts and commissions.

S–47

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

    The distribution of the Series F Preferred Shares in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the Series F Preferred Shares are made. Any resale of the Series F Preferred Shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Series F Preferred Shares.

Representations of Purchasers

    By purchasing Series F Preferred Shares in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the Series F Preferred Shares without the benefit of a prospectus qualified under those securities laws;

  •
  where required by law, that the purchaser is purchasing as principal and not as agent; and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action (Ontario Purchasers)

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

    All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Taxation and Eligibility for Investment

    Canadian purchasers of Series F Preferred Shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Series F Preferred Shares in their particular circumstances and about the eligibility of the Series F Preferred Shares for investment by the purchaser under relevant Canadian legislation.

S–48

EXPERTS

    The financial statements incorporated in this prospectus supplement and the accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

    Certain legal matters in connection with the Series F Preferred Shares offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania and for the underwriters by Clifford Chance Rogers & Wells LLP, New York, New York.

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WHERE YOU CAN FIND MORE INFORMATION

    We have filed a registration statement on Form S-3 with the SEC in connection with this offering. In addition, we file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any other documents filed by us at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's Internet site at http://www.sec.gov.

    This prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement. If a reference is made in this prospectus supplement or the accompanying prospectus to any of our contracts or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

    The SEC allows us to "incorporate by reference" into this prospectus supplement the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus supplement. Later information filed with the SEC will update and supersede this information.

    We incorporate by reference the document listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2000;

  •
  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001; and

  •
  Our Current Reports on Form 8-K filed with the SEC on April 4, 2001 and September 5, 2001.

    You may request a copy of these filings, at no cost, by contacting Sara Grootwassink, Vice President—Finance and Investor Relations, Corporate Office Properties Trust, 8815 Centre Park Drive, Suite 400, Columbia, Maryland 21045, by telephone at 410-992-7324, by facsimile at 410-740-1174, or by e-mail at sara.grootwassink@copt.com or by visiting our website, www.copt.com. The information contained on our website is not part of this prospectus supplement.

S–50

CORPORATE OFFICE PROPERTIES TRUST
$218,750,000
COMMON SHARES OF BENEFICIAL INTEREST
PREFERRED SHARES OF BENEFICIAL INTEREST
WARRANTS TO PURCHASE COMMON SHARES
WARRANTS TO PURCHASE PREFERRED SHARES

This prospectus pertains to the offer and sale by Corporate Office Properties Trust of one or more of its securities of the type identified above. Corporate Office Properties Trust is referred to in this prospectus as "we," "us" or "COPT."

We may offer and sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $218,750,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide a prospectus supplement which will accompany this prospectus. This prospectus may not be used to sell these securities unless accompanied by a prospectus supplement. The prospectus supplement will contain specific information about the terms of the securities being offered at that time. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement, including the documents we have referred to under the heading "Where You Can Find More Information," together with any additional information you may need to make your investment decision.

Before investing in our securities, you should review the section of this prospectus called "Risk Factors" which begins on page 3.

We may sell the securities offered pursuant to this prospectus and the accompanying prospectus supplement to or through one or more underwriters or dealers or may sell the securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.

The Securities and Exchange Commission has not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is November 1, 2000.

SUMMARY

    This prospectus summary calls your attention to selected information in this document, but it does not contain all the information that is important to you. To understand us and the securities that may be offered through this prospectus, you should read the entire prospectus carefully, especially the "Risk Factors" section and the documents we refer you to in the section called "Where You Can Find More Information" beginning on page 37.

Our Company

    General.  We are a fully-integrated and self-managed real estate investment trust ("REIT") that focuses principally on the ownership, management, leasing, acquisition and development of suburban office buildings located in select submarkets in the Mid-Atlantic region of the United States. As of June 30, 2000, we:

  •
  owned 81 suburban office properties in Maryland, Pennsylvania and New Jersey containing approximately 6.2 million rentable square feet;

  •
  achieved a 96.7% occupancy rate on our properties;

  •
  had construction underway on four new buildings totaling approximately 321,000 square feet that were 44% pre-leased;

  •
  had development underway on four new buildings totaling approximately 403,000 square feet that were 52% pre-leased; and

  •
  owned options to purchase 74 acres of land contiguous to certain of our office properties from related parties.

    We conduct almost all of our operations through our operating partnership, Corporate Office Properties, L.P., a Delaware limited partnership, for which we are the managing general partner. Our operating partnership owns real estate both directly and through subsidiaries. Interests in our operating partnership are in the form of Common and Preferred Units. As of September 30, 2000, we owned approximately 66% of the outstanding Common Units and approximately 55% of the outstanding Preferred Units. The remaining Common and Preferred Units in our operating partnership were owned by third parties, which included certain of our officers and Trustees.

    We believe that we are organized and have operated in a manner that permits us to satisfy the requirements for taxation as a REIT under the Internal Revenue Code of 1986, as amended, and we intend to continue to operate in such a manner. If we qualify for taxation as a REIT, we generally will not be subject to Federal income tax on our taxable income that is distributed to our shareholders. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distribute to its shareholders at least 95% of its annual taxable income (excluding net capital gains).

    Our executive offices are located at 8815 Centre Park Drive, Suite 400, Columbia, Maryland 21045 and our telephone number is (410) 730-9092.

Forward-Looking Statements

    This prospectus and our documents incorporated by reference herein contain "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on our current expectations, estimates and projections about future events and financial trends affecting the financial condition of the business. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are not guarantees of future performance, events or results and involve potential risks and uncertainties. Accordingly, actual results may differ materially. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

    Important facts that may affect these expectations, estimates or projections include, but are not limited to: our ability to borrow on favorable terms; general economic and business conditions, which will, among other things affect office property demand and rents, tenant creditworthiness, interest rates and financing availability; adverse changes in the real estate markets including, among other things, competition with other companies; risks of real estate acquisition and development; governmental actions and initiatives; environmental requirements; and the other factors described in this prospectus under the heading "Risk Factors" beginning on page 3.

RISK FACTORS

    Before you invest in our securities, you should be aware that there are various risks. We have described for you below some of the risks involved in investing in the securities which may be offered under this prospectus. A word of caution: the list below is not a complete list. You should carefully consider each of these factors and all of the information both in this prospectus and the documents we refer you to in the section called "Where You Can Find More Information" beginning on page 37.

We May Incur Problems with Our Real Estate Financing

    Generally.  Our strategy is to operate with higher debt levels than most other REITs. Our organizational documents do not limit the amount of indebtedness that we may incur. Most of our properties have been mortgaged to collateralize indebtedness. In addition, we will rely on borrowings to fund some or all of the costs of new property acquisitions, capital expenditures and other items.

    As of June 30, 2000, our total outstanding debt was $436.7 million. Our debt to total market capitalization ratio was 56.5% based upon the closing per share market price for the Common Shares of $9.1875 on June 30, 2000. Total market capitalization is the sum of total debt plus the value of all outstanding Common Shares and Common Units at such market price and the total Preferred Shares and Preferred Units at their liquidation value.

    Payments of principal and interest on our debt may leave us with insufficient cash to operate our properties or pay distributions to our shareholders required to maintain our qualification as a REIT. We are also subject to the risks that:

  •
  We may not be able to refinance our existing indebtedness, or refinance on terms as favorable as the terms of our existing indebtedness;

  •
  Certain debt agreements of our Operating Partnership could restrict the ability of our Operating Partnership to make cash distributions to us, which could result in reduced distributions to our shareholders or the need to incur additional debt to fund distributions; and

  •
  If we are unable to pay our debt service on time, our lenders could foreclose on our properties securing such debt and in some cases other properties and assets which we own. A number of our loans are cross-collateralized, which means that separate groups of properties from our portfolio secure each of these loans. More importantly, almost all of our loans are cross-defaulted, which means that failure to pay interest or principal on any of our loans will create a default on certain of our other loans. In addition, if we are in default and the value of the properties securing a loan is less than the loan balance, the lender may require payment from our other assets.

    As of June 30, 2000, approximately 36.4% of our total debt had adjustable interest rates. Consequently, if short term interest rates were to rise, our debt service payments would increase, which would lower our net income and could decrease our distributions to our shareholders.

    We Must Refinance Our Mortgage Debt in the Future.  As of June 30, 2000, our scheduled debt payments over the next five calendar years, including maturities, are as follows:

2000	$121,049,000	(1)
2001	122,468,000	(2)(3)
2002	19,161,000	(4)
2003	3,531,000
2004	29,343,000

(1)
Includes $100.0 million maturity in October that was extended through October 2001. The loan may be extended for an additional one-year period, subject to certain conditions.

(2)
Includes $31.9 million maturity for four construction loan facilities that may be extended for a one-year period, subject to certain conditions.

(3)
Includes $2.6 million maturity for a construction loan facility that may be extended for a two-year period, subject to certain conditions.

(4)
Includes $3.7 million maturity for a construction loan facility that may be extended for a one-year period, subject to certain conditions.

    We do not expect our operations to generate enough cash flow to repay some or all of this debt without additional borrowings or new equity investment. If we cannot refinance, extend the debt due dates, or raise additional equity prior to the date when our debt matures, we would default on our existing debt.

We Rely on a Few Tenants for Most of Our Revenue

    As of June 30, 2000, ten tenants accounted for 44.1% of our annualized office rents. Two of these tenants accounted for approximately 22.1% of our total annualized office rents. Our largest tenant is the United States Federal government, two agencies of which lease space in 13 of our office properties. These leases represented approximately 14.9% of our total annualized office rents as of June 30, 2000. Generally, these government leases provide for one-year terms or provide for termination rights. The government may terminate its leases if, among other reasons, the Congress of the United States fails to provide funding. The Congress of the United States has appropriated funds for these leases through September of 2000 and, as of October 31, 2000, is considering appropriation measures for the period beginning October 1, 2000. We have not received any notice from any government tenant indicating that it intends to terminate its lease. The second largest tenant, Unisys Corporation, represented 7.2% of our total annualized office rents as of June 30, 2000 and 13.0% of our 1999 net operating income since Unisys pays all of its property operating expenses directly. Unisys occupies space in three of our office properties. If either the Federal government or Unisys fails to make rental payments to us, or if the Federal government elects to terminate several of its leases and the space cannot be re-leased on satisfactory terms, our financial performance and ability to make expected distributions to shareholders would be materially adversely affected.

Our Properties Are Located Mainly in One Region—The Mid-Atlantic

    All of our properties are located in the Mid-Atlantic region of the United States and as of June 30, 2000, our office properties located in the Baltimore-Washington Corridor accounted for 63.4% of our annualized office rents. Consequently, we do not have a broad geographic distribution of our properties. As a result, a decline in the real estate market or economic conditions generally in the Mid-Atlantic region could have a material adverse affect on our operations.

The Level of Our Shareholder Distributions Could Decline

    We intend to make regular quarterly cash distributions to our shareholders. However, distribution levels depend on a number of factors, some of which are beyond our control.

    Our loan agreements contain provisions which could restrict future distributions. Our ability to sustain our current distribution level also will be dependent, in part, on other matters including continued property occupancy and profitability of tenants, the amount of future capital expenditures and expenses relating to our properties, the level of leasing activity and future rental rates, the strength of the commercial real estate market, competition, the costs of compliance with environmental and other laws, our corporate overhead levels, the amount of uninsured losses and our decisions whether to reinvest rather than distribute available cash.

    In addition, we can make distributions to the holders of our Common Shares only after we make preferential distributions to the holders of our Series A and B Preferred Shares. See "Description of Shares—Series A Preferred Shares" and "—Series B Preferred Shares" beginning on page 12. We also would likely have to make prior distributions to third party holders of preferred units in our operating partnership. See "Description of Shares—Operating Partnership Series C Preferred Units" on page 17.

A Third Party Could Have Difficulty in Seeking to Acquire Control of Us

    Constellation's Common Share Ownership and Our Ownership Limits Are Important Factors.  As of September 30, 2000, Constellation Real Estate, Inc. owns approximately 43.5% of our outstanding Common Shares. Under our charter, two-thirds of the outstanding Common Shares must approve a merger, a sale of substantially all our assets, any amendment to our charter, the removal of a Trustee and the termination of COPT. Because Constellation Real Estate, Inc. owns more than one-third of our voting shares, it has the ability to veto any of those transactions, which could make it more difficult for any third party to acquire control of us. Such change of control could involve a premium over the market price for the Common Shares or other attributes that the shareholders may consider desirable. In addition, our charter limits ownership of our Common Shares by any single shareholder to 9.8% of the number of the outstanding Common Shares or 9.8% of the value of the outstanding Common Shares. We call these restrictions the "Ownership Limit." Our charter allows our Board of Trustees to exempt shareholders from the Ownership Limit, and the Board has exempted Constellation Real Estate, Inc. from the Ownership Limit.

    Our Charter Provides Other Potential Defenses.  Subject to the requirements of the New York Stock Exchange, the Board of Trustees has the authority without shareholder approval to issue additional securities of COPT on terms that could delay, defer or prevent a change in control of COPT. In addition, our Board has the authority to reclassify any of our unissued Common Shares into Preferred Shares. The Board may issue Preferred Shares with such preferences, rights, powers and restrictions as the Board may determine.

    Our Board is divided into three classes of Trustees. The term of one class of the Trustees will expire each year, at which time a successor class is elected for a three-year term. Such staggered three-year terms make it more difficult for a third party to acquire control of us. See "Description of Shares—Classification of Board, Vacancies and Removal of Trustees" on page 21.

    The Maryland Business Statutes Also Impose Potential Restrictions.  Various Maryland laws may have the effect of discouraging offers to acquire us, even if the acquisition would be advantageous to shareholders. Our Bylaws exempt us from such laws, but our Board of Trustees can change our Bylaws at any time to make these provisions applicable to us. See "Description of Shares—Possible Antitakeover Effect of Certain Provisions of Maryland Law" on page 22.

Our Performance Is Subject to Risks Associated with the Real Estate Industry

    Generally.  We earn income from renting our properties. Our operating costs do not necessarily fluctuate in relation to changes in our rental revenue. This means our costs will not necessarily decline even if our revenues do. Also, our operating costs may increase while our revenues do not.

    For new tenants or upon lease expiration for existing tenants, we generally must make improvements and pay other tenant-related costs for which we may not receive increased rents. We also make building-related capital improvements for which tenants may not reimburse us.

    If our properties do not generate income sufficient to meet our operating expenses and capital costs, we may have to borrow additional amounts to cover these costs. In such circumstances, we would likely have lower profits or possibly incur losses. Moreover, there may be less or no cash available for distributions to our shareholders.

    Our Lease Renewals Pose Certain Uncertainties.  When leases expire at our properties, our tenants may not renew or may renew but on terms less favorable to us than the terms of the original lease. As of June 30, 2000, our scheduled lease expirations, as a percentage of total annualized rents for the next five calendar years, were:

2000	7.5%
2001	8.1%
2002	15.5%
2003	16.5%
2004	11.2%

    If a tenant leaves, we can expect to incur a vacancy for some period of time as well as higher capital costs than if a tenant renews. In either case, our net income and ability to make expected distributions to our shareholders could be adversely affected.

    Competition May Cause Difficulty in Our Leasing Activity.  The commercial real estate market is highly competitive. Numerous commercial properties compete for tenants with our properties and our competitors are building additional properties in the markets in which our properties are located. Some of these competing properties may be newer or have more desirable locations than our properties. If the market does not absorb newly constructed space, market vacancies will increase and market rents may decline. As a result, we may have difficulty leasing space at our properties and we may be forced to lower the rents we charge on new leases to compete effectively.

    Competition May Cause Difficulty in Our Strategy of Acquiring New Property.  We compete for the purchase of commercial property with many entities, including other publicly traded commercial REITs. Many of our competitors have substantially greater financial resources than ours. In addition, our competitors may be willing to accept lower returns on their investments. If our competitors prevent us from buying the amount of properties that we have targeted for acquisition, we may not be able to meet our property acquisition and development goals.

    Our Development and Construction Activities Pose Certain Risks.  Although the majority of our investments are in currently leased properties, to a lesser extent we also develop properties, including some which are not fully pre-leased. When we develop properties, we run the risks that development costs will exceed our budgets, that we will experience construction or development delays and that projected leasing will not occur.

    We Are Subject to Possible Environmental Liabilities.  We are subject to various Federal, state and local environmental laws. These laws can impose liability on property owners or operators for the costs of removal or remediation of certain hazardous substances released on a property, even if the property owner was not responsible for the release of the hazardous substances. The presence of hazardous substances on our properties may adversely affect occupancy and our ability to sell or borrow against those properties. In addition to the costs of government claims under environmental laws, private plaintiffs may bring claims for personal injury or similar reasons. Various laws also impose liability for the costs of removal or remediation of hazardous substances at the disposal or treatment facility. Anyone who arranges for the disposal or treatment of hazardous substances at such a facility is potentially liable under such laws. These laws often impose liability whether or not the facility is or ever was owned or operated by such person.

    We Cannot Sell Our Properties Quickly.  Equity real estate investments like our properties are relatively difficult to sell and convert to cash quickly. Such illiquidity will tend to limit our ability to vary our portfolio of properties promptly in response to changes in economic or other conditions. In addition, the Internal Revenue Code imposes certain penalties on a REIT that sells property held for less than four years. As a result, we may be unable to sell a property at an advantageous time.

    We Are Subject to Other Possible Liabilities.  Our properties may be subject to other risks relating to current or future laws including laws benefiting disabled persons, and other state or local zoning, construction or other regulations. These laws may require significant property modifications in the future for which we may not have budgeted and could result in fines being levied against us. In addition, although we believe that we adequately insure our properties, we are subject to the risk that our insurance may not cover all of the costs to restore a property which is damaged by a fire or other similar catastrophic event. The occurrence of any of these events could have an adverse impact on our cash flows and ability to make distributions to shareholders.

We and Our Shareholders Are Subject to Certain Tax Risks

    Our Failure to Qualify as a REIT Would Have Adverse Tax Consequences.  We believe that since 1992 we have qualified for taxation as a REIT for Federal income tax purposes. We plan to continue to meet the requirements for taxation as a REIT. Many of these requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances that may not be totally within our control. For example, to qualify as a REIT, at least 95% of our gross income must come from certain sources that are itemized in the REIT tax laws. We are also required to distribute to shareholders at least 95% of our REIT taxable income (excluding capital gains). The fact that we hold most of our assets through our Operating Partnership and its subsidiaries further complicates the application of the REIT requirements. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings that make it more difficult, or impossible for us to remain qualified as a REIT.

    If we fail to qualify as a REIT, we would be subject to Federal income tax at regular corporate rates. Also, unless the IRS granted us relief under certain statutory provisions, we would remain disqualified as a REIT for four years following the year we first fail to qualify. If we fail to qualify as a REIT, we would have to pay significant income taxes and would therefore have less money available for investments or for distributions to our shareholders. This would likely have a significant adverse effect on the value of our securities. In addition, we would no longer be required to make any distributions to our shareholders.

    We Have Certain Distribution Requirements.  As a REIT, we must distribute 95% of our annual taxable income, which limits the amount of cash we have available for other business purposes, including amounts to fund our growth. Also, it is possible that because of the differences between the time we actually receive revenue or pay expenses and the period we report those items for distribution purposes, we may have to borrow funds on a short-term basis to meet the 95% distribution requirement. For taxable years beginning after December 31, 2000, we will only be required to distribute 90% of our annual taxable income in order to maintain REIT status.

    We Are Also Subject to Other Tax Liabilities.  Even if we qualify as a REIT, we may be subject to certain Federal, state and local taxes on our income and property. Any such taxes would reduce our operating cash flow.

    When we purchased certain office properties located in Pennsylvania, we only purchased 89% of the partnership which owned each property. The remaining 11% will be acquired by the operating partnership not later than December 2000. This structure is intended to comply with informal advice from the Pennsylvania Department of Revenue that such two-stage transfers are not subject to Pennsylvania real estate transfer taxes. However, we have not obtained a formal ruling from the Pennsylvania Department of Revenue on this issue. If the Pennsylvania Department of Revenue were to successfully challenge this structure, or the remaining interests were required to be transferred for financing or other purposes prior to October 14, 2000, we would be subject to Pennsylvania state and local transfer taxes of approximately $2.7 million.

Sales of Large Amounts of Our Common Shares Could Cause Our Share Price to Decline

    As of September 30, 2000, we had 20,406,536 Common Shares outstanding. If we issue a significant number of Common Shares in a short period of time, there could be a decrease in the market price of the Common Shares.

We Lack Control over Our Management Company

    We receive substantially all of the economic benefits of Corporate Office Management, Inc. ("COMI"), the company which manages our properties. We are not able to elect directors or officers of COMI because more than 50% of COMI's voting stock is owned by persons who are not our officers or Trustees. Therefore, we cannot directly influence the operations of COMI. As a result, the board of directors and management of COMI may implement business policies or decisions that would not have been implemented by us. These policies or decisions could be adverse to our interests or lead to adverse financial results, which could adversely impact our net operating income and cash flow.

    Although we believe that the contracts between us and COMI for management services are no less favorable to us than those which could be obtained from a third party, such contracts are not the result of arm's length negotiations and, therefore, we cannot assure you that those contracts are just as favorable.

Certain Officers and Trustees of COPT Have Potential Conflicts of Interest

    The Chairman of our Board, our Chief Executive Officer, and certain other officers own direct and indirect interests in office properties and other real estate assets in which we have an interest. The interests of these persons may give rise to certain conflicts of interest concerning the fulfillment of their responsibilities as our officers and Trustees. We have adopted certain policies designed to minimize conflicts of interest. We cannot assure you, however, that these policies will be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all shareholders of COPT. For example, the Chairman of our Board of Trustees and our Chief Executive Officer own a significant share of the units of our Operating Partnership. If our Operating Partnership sells or refinances certain of the properties that these officers contributed to the Operating Partnership, they could suffer adverse tax consequences. Therefore, they could oppose such a transaction.

We Are Dependent on Our Key Personnel

    We are dependent on the efforts of our Trustees and executive officers, including Jay Shidler, our Chairman of the Board of Trustees, Clay Hamlin, our Chief Executive Officer, and Rand Griffin, our President. The loss of any of their services could have an adverse effect on our operations. Although certain of our officers have entered into employment agreements with us, we cannot assure you that they will remain employed with us.

We May Change Our Policies without Shareholder Approval

    Our Board of Trustees determines all of our policies, including our investment, financing and distribution policies. Although our Board of Trustees has no current plans to do so, it may amend or revise these policies at any time without a vote of our shareholders. Policy changes could adversely affect our financial condition, results of operations, the market price of the Common Shares or our ability to pay dividends or distributions.

USE OF PROCEEDS

    Unless otherwise indicated in an accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by this prospectus for general trust purposes, including capital expenditures, acquisition or development of additional properties, repayment of indebtedness, repurchases of our Common Shares and meeting our working capital needs.

RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED SHARE DIVIDENDS

    The following table sets forth COPT's consolidated ratios of earnings to combined fixed charges and Preferred Share dividends for the six months ended June 30, 2000 and for each of the last five calendar years. For purposes of calculating the ratio of earnings to combined fixed charges and Preferred Share dividends, earnings were calculated by adding fixed charges, excluding Preferred Share dividends, and minority interests of common unitholders to net income. Fixed charges consist of interest costs, amortization of debt issuance costs and distributions to preferred unitholders.

	Six Months Ended June 30, 2000	1999	1998	1997	1996	1995
Ratio of earnings to combined fixed charges and Preferred Share dividends	1.33	1.48	1.33	(A)	1.23	1.21

(A)
During the year ended December 31, 1997, COPT's net income included a non-recurring expense of $1,353,000 associated with the termination of an advisory agreement. As a result, earnings were inadequate to cover fixed charges by $902,000 in the year ended December 31, 1997. If such non-recurring expense had not been incurred, COPT's ratio of earnings to combined fixed charges and Preferred Share dividends for 1997 would have been 1.12.

DESCRIPTION OF SHARES

    The following summary of the terms of the securities of Corporate Office Properties Trust ("COPT") does not purport to be complete and is subject to and qualified in its entirety by reference to the Declaration of Trust and the Bylaws of COPT, copies of which are exhibits to the registration statement of which this prospectus is a part.

General

    The Declaration of Trust provides that COPT may issue up to 45,000,000 Common Shares and 5,000,000 Preferred Shares of beneficial interest, par value $0.01 per share (the "Preferred Shares"). As of September 30, 2000, there were 20,406,536 Common Shares, one Series A Convertible Preferred Share of beneficial interest (the "Series A Preferred Shares") and 1,250,000 Series B Cumulative Redeemable Preferred Shares of beneficial interest (the "Series B Preferred Shares") issued and outstanding. The Declaration of Trust contains a provision permitting the Board of Trustees, without any action by the shareholders of COPT, to amend the Declaration of Trust to increase or decrease the aggregate number of shares of beneficial interest or the number of shares of any class of shares of beneficial interest that COPT has authority to issue. The additional shares of beneficial interest, which could include Common Shares, will be available for issuance without further action by COPT's shareholders, subject to the requirements of the New York Stock Exchange ("NYSE").

    Both Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland, as amended (the "Maryland REIT Law") and the Declaration of Trust provide that no shareholder of COPT will be personally liable for any obligation of COPT solely as a result of such shareholder's status as a shareholder of COPT. The Declaration of Trust provides that COPT shall have the power, to the maximum extent permitted by Maryland law in effect from time to time, to obligate itself to indemnify, and to pay or reimburse reasonable expenses in advance of a final disposition of a proceeding to, any shareholder or any former shareholder from and against any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former shareholder of COPT. The Bylaws of COPT obligate it, to the maximum extent permitted by Maryland law, to indemnify any shareholder or any former shareholder (including, without limitation, any individual who, while a shareholder and at the request of COPT, serves or has served another real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a trustee, director, officer, partner, employee or agent of such real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or other enterprise) who has been successful, on the merits or otherwise, in the defense of a proceeding to which he was made a party by reason of being a shareholder, against reasonable expenses incurred by him in connection with the proceeding. Inasmuch as COPT carries public liability insurance which it considers adequate, any risk of personal liability to shareholders not covered by the Maryland REIT Law is limited to situations in which COPT's assets plus its insurance coverage would be insufficient to satisfy the claims against COPT and its shareholders.

Common Shares

    All Common Shares offered hereby will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of the Series A and B Preferred Shares and any other shares or series of beneficial interest which COPT may issue in the future and to the provisions of the Declaration of Trust regarding the restriction on transfer of Common Shares, holders of Common Shares are entitled to receive dividends on such shares if, as and when authorized and declared by the Board of Trustees out of assets legally available therefor and to share ratably in the assets of COPT legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of COPT.

    Subject to the provisions of the Declaration of Trust regarding restrictions on transfer of shares of beneficial interest, each outstanding Common Share entitles the holder thereof to one vote on all matters submitted to a vote of shareholders, including the election of Trustees, and, except as provided with respect to any other class or series of shares of beneficial interest, the holders of such Common Shares possess the exclusive voting power. There is no cumulative voting in the election of Trustees, which means that the holders of a majority of the outstanding Common Shares can elect all of the Trustees then standing for election. The Declaration of Trust provides for the election of Trustees to staggered three-year terms. See the section below entitled "Classification of Board, Vacancies and Removal of Trustees." Constellation Real Estate, Inc. is currently entitled to appoint two of the nine Trustees. See section below entitled "Description of Common Shares—Series A Preferred Shares".

    Holders of Common Shares have no preference, conversion, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of COPT. Subject to the provisions of the Declaration of Trust regarding the restriction on transfer of Common Shares, the Common Shares have equal dividend, distribution, liquidation and other rights.

    The Declaration of Trust provides for approval by a majority of the votes cast by holders of Common Shares entitled to vote on the matter in all situations permitting or requiring action by the shareholders, except with respect to: (i) the election of Trustees (which requires a plurality of all the votes cast at a meeting of shareholders of COPT at which a quorum is present), (ii) the removal of Trustees (which requires the affirmative vote of the holders of two-thirds of the outstanding shares of beneficial interest of COPT entitled to vote generally in the election of Trustees, which action can only be taken for cause by vote at a shareholder meeting), (iii) the merger of COPT with another entity or the sale (or other disposition) of all or substantially all of the assets of COPT (which requires the affirmative vote of the holders of two-thirds of the outstanding shares of beneficial interest entitled to vote on the matter), (iv) the amendment of the Declaration of Trust (which requires the affirmative vote of two-thirds of all the votes entitled to be cast on the matter), (v) the termination of COPT (which requires the affirmative vote of two-thirds of the outstanding shares of beneficial interest entitled to be cast on the matter); and (vi) certain voting rights of Constellation Real Estate, Inc. (See section below entitled "Series A Preferred Shares"). The Declaration of Trust permits the Trustees, without any action by the holders of Common Shares, (a) by a two-thirds vote, to amend the Declaration of Trust from time to time to qualify as a real estate investment trust under the Code or the Maryland REIT Law and (b) by a majority vote to amend the Declaration of Trust to increase or decrease the aggregate number of shares of beneficial interest or the number of shares of any class of shares of beneficial interest that COPT has authority to issue.

Classification or Reclassification of Common Shares or Preferred Shares

    The Declaration of Trust authorizes the Board of Trustees to reclassify any unissued shares of Common or Preferred Shares into other classes or series of classes of shares and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series. Thus, in addition to the Series A Preferred Shares and Series B Preferred Shares, the Board of Trustees could authorize the issuance of other Preferred Shares with terms and conditions which could also have the effect of delaying, deferring or preventing a change in control of COPT or other transaction that might involve a premium over the then prevailing market price for Common Shares or other attributes that the shareholders may consider to be desirable.

Preferred Shares

    Of the 5,000,000 Preferred Shares authorized, the Declaration of Trust designates 1,025,000 as Series A Preferred Shares and 1,725,000 as Series B Preferred Shares.

Series A Preferred Shares

    We issued 984,308 Series A Preferred Shares to Constellation Real Estate, Inc. in 1998. We contributed the proceeds from the issuance of the Series A Preferred Shares to our Operating Partnership in exchange for a number of Series A Preferred Units equal to the number of Series A Preferred Shares that we issued. The terms of the Series A Preferred Units are substantially equivalent to the economic terms of the Series A Preferred Shares. The Series A Preferred Shares are convertible into Common Shares on the basis of 1.8748 Common Shares for each Series A Preferred Share. During September 2000, Constellation Real Estate, Inc. converted 984,307 of its 984,308 shares into 1,845,378 Common Shares, leaving only one Series A Preferred Share outstanding. Simultaneously, an equivalent number of Series A Preferred Units which we held in our Operating Partnership were converted into Common Units of the Operating Partnership.

    So long as Constellation Real Estate, Inc. holds any Series A Preferred Shares (and it beneficially owns at least 30% of the Common Shares), it will have the right to designate up to two Trustees to our Board of Trustees. If Constellation Real Estate, Inc.'s Common Share beneficial holdings fall below 30% but remain above 15%, it may designate one Trustee. As of September 30, 2000, Constellation Real Estate, Inc. beneficially held 43.5% of our Common Shares. The affirmative vote of Constellation Real Estate, Inc. as the holder of the Series A Preferred Shares is required for any issuance or sale by COPT of greater than $50 million in Common Shares at a price less than $9.50 per share. Except as set forth above and as required by applicable law, the Series A Preferred Shares do not entitle the holder thereof to any vote.

    The holder of the Series A Preferred Shares has nominal dividend and liquidation rights.

Series B Preferred Shares

    The outstanding 1,250,000 Series B Preferred Shares were issued in a public offering. We contributed the proceeds of the Series B Preferred Share offering to our Operating Partnership in exchange for a number of Series B Preferred Units equal to the number of Series B Preferred Shares that we sold in the offering. The terms of the Series B Preferred Units are substantially equivalent to the economic terms of the Series B Preferred Shares. The terms of the Series B Preferred Shares are as follows:

    Ranking.  The Series B Preferred Shares, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank (i) prior or senior to the Common Shares and any other class or series of our equity securities authorized or designated in the future if the holders of Series B Preferred Shares shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of shares of such class or series ("Junior Shares"); (ii) on a parity with the Series A Convertible Preferred Shares and any other class or series of our equity securities authorized or designated in the future if the holders of such class or series of securities and the Series B Preferred Shares shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority of one over the other ("Parity Shares"); and (iii) junior to any class or series of our equity securities authorized or designated in the future if the holders of such class or series shall be entitled to the receipt of dividends and amounts distributable upon liquidation, dissolution or winding up in preference or priority to the holders of the Series B Preferred Shares ("Senior Shares").

    Dividends.  Holders of Series B Preferred Shares are entitled to receive, when and as declared by our Board of Trustees, out of our funds legally available for payment, quarterly cash dividends on the Series B Preferred Shares at the rate of $2.50 per year per Series B Preferred Share. Such dividends are cumulative from the date of original issue, whether or not in any dividend period or periods such dividends shall be declared or there shall be funds legally available for the payment of such dividends, and are payable quarterly on January 15, April 15, July 15 and October 15 of each year (or, if not a business day, the next succeeding business day) (each a "Dividend Payment Date"). Any dividend payable on the Series B Preferred Shares for any partial dividend period will be computed ratably on the basis of twelve 30-day months and a 360-day year. Dividends are payable in arrears to holders of record as they appear on our share records at the close of business on the applicable record date, which are fixed by our Board of Trustees and which are not more than 60 nor less than 10 days prior to such Dividend Payment Date. Holders of Series B Preferred Shares are not entitled to receive any dividends in excess of cumulative dividends on the Series B Preferred Shares. No interest, or sum of money in lieu of interest, shall be payable in respect to any dividend payment or payments on the Series B Preferred Shares that may be in arrears.

    When dividends are not paid in full upon the Series B Preferred Shares or any other class or series of Parity Shares, or a sum sufficient for such payment is not set apart, all dividends declared upon the Series B Preferred Shares and any Parity Shares shall be declared ratably in proportion to the respective amounts of dividends accrued and unpaid on the Series B Preferred Shares and accrued and unpaid on such Parity Shares. Except as set forth in the preceding sentence, unless dividends on the Series B Preferred Shares equal to the full amount of accrued and unpaid dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been or contemporaneously is set apart for such payment, for all past dividend periods, no dividends shall be declared or paid or set apart for payment by us and no other distribution of cash or other property may be declared or made, directly or indirectly, by us with respect to any Parity Shares. Unless dividends equal to the full amount of all accrued and unpaid dividends on the Series B Preferred Shares have been paid, or declared and set apart for payment, for all past dividend periods, no dividends (other than dividends or distributions paid in Junior Shares or options, warrants or rights to subscribe for or purchase Junior Shares) may be declared or paid or set apart for payment by us and no other distribution of cash or other property may be declared or made, directly or indirectly, by us with respect to any Junior Shares, nor shall any Junior Shares be redeemed, purchased or otherwise acquired (except for a redemption, purchase or other acquisition of Common Shares made for purposes of our employee incentive or benefit plan or any such plan of any of our subsidiaries) for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Junior Shares), directly or indirectly, by us (except by conversion into or exchange for Junior Shares, or options, warrants or rights to subscribe for or purchase Junior Shares), nor shall any other cash or other property be paid or distributed to or for the benefit of holders of Junior Shares. Notwithstanding the provisions described above, we shall not be prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any Parity Shares or (ii) redeeming, purchasing or otherwise acquiring any Parity Shares, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain our qualification as a REIT.

    Liquidation Preference.  Upon any voluntary or involuntary liquidation, dissolution or winding up, before any payment or distribution by us shall be made to or set apart for the holders of any Junior Shares, the holders of Series B Preferred Shares shall be entitled to receive a liquidation preference of $25.00 per share (the "Series B Liquidation Preference"), plus an amount equal to all accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders; but such holders shall not be entitled to any further payment. Until the holders of the Series B Preferred Shares have been paid the Series B Liquidation Preference in full, plus an amount equal to all accrued and unpaid dividends (whether or not earned or declared) to the date of final distribution to such holders, no payment shall be made to any holder of Junior Shares upon our liquidation, dissolution or winding up. If upon any liquidation, dissolution or winding up, our assets, or proceeds thereof, distributable among the holders of Series B Preferred Shares shall be insufficient to pay in full the above described preferential amount and liquidating payments on any other shares of any class or series of Parity Shares, then our assets, or the proceeds thereof, shall be distributed among the holders of Series B Preferred Shares and any such other Parity Shares ratably in the same proportion as the respective amounts that would be payable on such Series B Preferred Shares and any such other Parity Shares if all amounts payable thereon were paid in full. A voluntary or involuntary liquidation, dissolution or winding up shall not include a consolidation or merger of us with or into one or more other entities, a sale or transfer of all or substantially all of our assets or a statutory share exchange. Upon any liquidation, dissolution or winding up, after payment shall have been made in full to the holders of Series B Preferred Shares and any Parity Shares, any other series or class or classes of Junior Shares shall be entitled to receive any and all of our assets remaining to be paid or distributed, and the holders of the Series B Preferred Shares and any Parity Shares shall not be entitled to share therein.

    Optional Redemption.  The Series B Preferred Shares will not be redeemable by us prior to July 15, 2004 (except in certain limited circumstances relating to our maintenance of our ability to qualify as a REIT as described in the section entitled "Restrictions on Transfer"). On or after July 15, 2004, we may, at our option, redeem the Series B Preferred Shares, in whole or from time to time in part, at a cash redemption price equal to 100% of the Series B Liquidation Preference, plus all accrued and unpaid dividends, if any, to the redemption date. The redemption price for the Series B Preferred Shares (other than any portion thereof consisting of accrued and unpaid dividends) shall be payable solely with the proceeds from the sale of equity securities by us or our Operating Partnership (whether or not such sale occurs concurrently with such redemption). For purposes of the preceding sentence, "equity securities" means any Common Shares, preferred shares, depositary shares, partnership or other interests, participations or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable at the option of the holder for equity securities unless and to the extent such debt securities are subsequently converted into equity securities) or options to purchase any of the foregoing of or in us or our Operating Partnership.

    In the event of a redemption of any Series B Preferred Shares, if the redemption date occurs after a dividend record date and on or prior to the related Dividend Payment Date, the dividend payable on such Dividend Payment Date in respect of such Series B Preferred Shares called for redemption shall be payable on such Dividend Payment Date to the holders of record at the close of business on such dividend record date, and shall not be payable as part of the redemption price for such Series B Preferred Shares. The redemption date shall be selected by us and shall not be less than 30 days nor more than 60 days after the date notice of redemption is sent by us. If full cumulative dividends on all outstanding Series B Preferred Shares have not been paid or declared and set apart for payment, no Series B Preferred Shares may be redeemed unless all outstanding Series B Preferred Shares are simultaneously redeemed and neither we nor any of our affiliates may purchase or acquire Series B Preferred Shares otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of Series B Preferred Shares.

    If fewer than all the outstanding Series B Preferred Shares are to be redeemed, we will select those Series B Preferred Shares to be redeemed pro rata in proportion to the numbers of Series B Preferred Shares held by holders (with adjustment to avoid redemption of fractional shares) or by lot or in such other manner as the Board of Trustees may determine.

    Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two consecutive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice shall be mailed by us not less than 30 days nor more than 60 days prior to the redemption date to each holder of record of the Series B Preferred Shares to be redeemed by first class mail, postage prepaid at such holder's address as the same appears on our share records. Any notice which was mailed as described above shall be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. Each notice shall state: (i) the redemption date; (ii) the number of Series B Preferred Shares to be redeemed; (iii) the place or places where certificates for such Series B Preferred Shares are to be surrendered for cash; and (iv) the redemption price payable on such redemption date, including, without limitation, a statement as to whether or not accrued and unpaid dividends will be (x) payable as part of the redemption price, or (y) payable on the next Dividend Payment Date to the record holder at the close of business on the relevant record date as described above. From and after the redemption date (unless we shall default in the payment of our redemption obligation), dividends on the Series B Preferred Shares to be redeemed will cease to accrue, such shares shall no longer be deemed to be outstanding and all rights of the holders thereof shall cease (except (a) the right to receive the cash payable upon such redemption without interest thereon, and (b) if the redemption date occurs after a dividend record date and on or prior to the related Dividend Payment Date, the right of record holders at the close of business on such record date to receive the dividend payable on such Dividend Payment Date).

    The Series B Preferred Shares will have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions except as provided under the section entitled "Restrictions on Transfer."

    Subject to applicable law and the limitation on purchases when dividends on the Series B Preferred Shares are in arrears, we may, at any time and from time to time, purchase any Series B Preferred Shares in the open market, by tender or by private agreement.

    Voting Rights.  Holders of Series B Preferred Shares will not have any voting rights, except as set forth below and except as otherwise required by applicable law.

    If and whenever dividends on any Series B Preferred Shares or any series or class of Parity Shares shall be in arrears for six or more quarterly periods (whether or not consecutive), the number of Trustees then constituting our Board of Trustees shall be increased by two (if not already increased by reason of similar types of provisions with respect to Parity Shares of any other class or series which is entitled to similar voting rights (the "Voting Parity Shares")), and the holders of Series B Preferred Shares, together with the holders of all other Voting Parity Shares then entitled to exercise similar voting rights, voting as a single class regardless of series, will be entitled to vote for the election of the two additional Trustees at any annual meeting of shareholders or at a special meeting of the holders of the Series B Preferred Shares and of the Voting Parity Shares called for that purpose. At any time when such right to elect Trustees separately shall have so vested, we must call such special meeting upon the written request of the holders of record of not less than 20% of the total number of Series B Preferred Shares and shares of any series of Voting Parity Shares then outstanding. Such special meeting shall be held, in the case of such written request, within 90 days after the delivery of such request, provided that we shall not be required to call such a special meeting if such request is received less than 120 days before the date fixed for the next ensuing annual meeting of shareholders and the holders of Series B Preferred Shares and such other Voting Parity Shares are offered the opportunity to elect such Trustees at such annual meeting of shareholders. If, prior to the end of the term of any Trustee so elected, a vacancy in the office of such Trustee shall occur by reason of death, resignation, or disability, such vacancy shall be filled for the unexpired term of such former Trustee by the appointment of a new Trustee by the remaining Trustee or Trustees so elected. Whenever dividends in arrears on outstanding Series B Preferred Shares and Voting Parity Shares shall have been paid and dividends thereon for the current quarterly dividend period shall have been paid or declared and set apart for payment, then the right of the holders of the Series B Preferred Shares and Voting Parity Shares to elect such additional two Trustees shall cease and the terms of office of such Trustees shall terminate and the number of Trustees constituting our Board of Trustees shall be reduced accordingly. Series A Preferred Shares are not Voting Parity Shares. The holder of the Series A Preferred Shares, as a separate class, is entitled to elect two additional Trustees if we shall fail at any time or from time to time to pay when due two consecutive quarterly dividend payments on the Series A Preferred Shares, and such Trustees are entitled to serve as Trustees thereafter until all accrued and unpaid dividends on the Series A Preferred Shares have been paid in full.

    The affirmative vote or consent of at least two-thirds of the votes entitled to be cast by the holders of the outstanding Series B Preferred Shares and the holders of all other classes or series of Voting Parity Shares entitled to vote on such matters, voting as a single class, will be required to (i) authorize, create, increase the authorized amount of, or issue any shares of any class of Senior Shares or any security convertible into shares of any class of Senior Shares, or (ii) amend, alter or repeal any provision of, or add any provision to, our Declaration of Trust or Bylaws, if such action would materially adversely affect the voting powers, rights or preferences of the holders of the Series B Preferred Shares; provided, however, that no such vote of the holders of Series B Preferred Shares shall be required if, at or prior to the time such amendment, alteration or repeal is to take effect or the issuance of any such Senior Shares or convertible security is to be made, as the case may be, provisions are made for the redemption of all outstanding Series B Preferred Shares. The amendment of or supplement to our Declaration of Trust to authorize, create, increase or decrease the authorized amount of or to issue Junior Shares, Series B Preferred Shares or any shares of any class of Parity Shares shall not be deemed to materially adversely affect the voting powers, rights or preferences of the holders of Series B Preferred Shares.

    With respect to the exercise of the above-described voting rights, each Series B Preferred Share has one (1) vote per share, except that when any other class or series of preferred shares shall have the right to vote with the Series B Preferred Shares as a single class, then the Series B Preferred Shares and such other class or series shall have one quarter of one (0.25) vote per $25.00 of liquidation preference.

    Conversion.  The Series B Preferred Shares are not convertible into or exchangeable for any other property or securities.

Issuance of Additional Preferred Shares

    The following description of our Preferred Shares of beneficial interest sets forth general terms and provisions of the Preferred Shares to which any prospectus supplement may relate. The statements below describing the Preferred Shares are in all respects subject to and qualified in their entirety by reference to our Declaration of Trust, Bylaws and any applicable amendment to the Declaration of Trust designating terms of a series of Preferred Shares (a "Designating Amendment"). The Preferred Shares, when issued, will be fully paid and non-assessable. Because our Board of Trustees has the power to establish the preferences, powers and rights of each series of Preferred Shares, subject to the rights of the holder of the Series A Preferred Shares and the holders of the Series B Preferred Shares, our Board may afford the holders of any series of Preferred Shares preferences, powers and rights, voting or otherwise, senior to the rights of holders of Common Shares. The issuance of additional series of Preferred Shares could have the effect of delaying or preventing a change of control that might involve a premium price for shareholders or otherwise be in their best interest.

    The rights, preferences, privileges and restrictions of the Preferred Shares of each series will be fixed by the Designating Amendment relating to the series. A prospectus supplement, relating to each series, will specify the terms of the Preferred Shares, as follows:

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  the title and stated value of the Preferred Shares;

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  the number of Preferred Shares offered, the liquidation preference per share and the offering price of the Preferred Shares;

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  the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation applicable to the Preferred Shares;

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  the date from which dividends on the Preferred Shares will accumulate, if applicable;

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  the procedures for any auction and remarketing, if any, for the Preferred Shares;

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  the provision for a sinking fund, if any, for the Preferred Shares;

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  the provision for redemption, if applicable, of the Preferred Shares;

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  any listing of the Preferred Shares on any securities exchange;

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  the terms and conditions, if applicable, upon which the Preferred Shares will be convertible into our Common Shares, including the conversion price (or manner of calculation) and conversion period;

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  any other specific terms, preferences, rights, limitations or restrictions of the Preferred Shares;

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  a discussion of certain material federal income tax considerations applicable to the Preferred Shares;

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  the relative ranking and preferences of the Preferred Shares as to dividend rights and rights upon the liquidation, dissolution or winding up of our affairs;

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  any limitation on issuance of any series of Preferred Shares ranking senior to or on a parity with the series of Preferred Shares as to dividend rights and rights upon the liquidation, dissolution or winding up of our affairs; and

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  any limitations on direct or beneficial ownership and restrictions on transfer of the Preferred Shares, in each case as may be appropriate to preserve our status as a REIT.

Operating Partnership Series C Preferred Units

    COPT conducts almost all of its operations through the Operating Partnership, for which COPT is the managing general partner. Interests in the Operating Partnership are in the form of Common and Preferred Units. As of September 30, 2000, COPT owned approximately 66% of the outstanding Common Units and 55% of the outstanding Preferred Units. The remaining Preferred Units in the Operating Partnership were 1,016,662 Series C Preferred Units, owned by United Properties Group, Incorporated, with terms as follows:

    Voting Rights.  Except in certain limited circumstances, at any time that COPT holds less than 90% of the outstanding partnership units in the Operating Partnership, any amendment to the Operating Partnership agreement must be approved by the vote of a majority of the Common and Preferred Units not held by COPT, each voting as a separate class. If COPT were to hold 90% or more of the outstanding partnership units, COPT would have the right to amend the Operating Partnership agreement without first seeking such unitholder approval.

    Liquidation.  In the event of the dissolution of the Operating Partnership, the holder of the Series C Preferred Units will be entitled to receive a $25 liquidation preference (the "Series C Liquidation Preference"), prior to any liquidation payment to be made to the holders of the Common Units but pari passu with liquidation payments made to COPT as holder of the Series A and B Preferred Units.

    Distributions.  The holder of the Series C Preferred Units are entitled to receive quarterly priority percentage return payments, prior to distributions made to the holders of the Common Units but pari passu with distributions made to COPT as holder of the Series A and B Preferred Units, in an amount equal to a percentage of the Series C Liquidation Preference, which percentage equals (a) 2.25% from December 21, 1999 to December 20, 2009, (b) 2.625% from December 21, 2009 to December 20, 2014, and (c) 3.00% thereafter.

    Conversion.  Beginning on December 21, 2000, the Series C Preferred Units are convertible into Common Units at a conversion rate of 2.381 Common Units per Series C Preferred Unit.

Issuance of Warrants

    We have no outstanding warrants to purchase our Common Shares ("Common Share Warrants") or outstanding warrants to purchase our Preferred Shares ("Preferred Share Warrants" and collectively with Common Share Warrants, the "Warrants"). We may issue Warrants for the purchase of Preferred Shares or Common Shares. Warrants may be issued by any prospectus supplement independently or together with any other securities offered and may be attached to or separate from those securities. Each series of Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between us and a warrant agent specified in a prospectus supplement (the "Warrant Agent"), the form of which will be filed or incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part. The Warrant Agent will act solely as our agent in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreements will be set forth in the applicable prospectus supplement relating to the issuance of any Warrants.

    A prospectus supplement will describe the terms of the Warrants in respect of which this prospectus is being delivered including, where applicable, the following:

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  the title of the Warrants;

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  the aggregate number of the Warrants;

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  the price or prices at which the Warrants will be issued;

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  the designation, terms and number of Common Shares or Preferred Shares purchasable upon exercise of the Warrants;

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  the designation and terms of the securities, if any, with which the Warrants are issued and the number of the Warrants issued with each such offered security;

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  the date, if any, on and after which the Warrants and the related Preferred Shares or Common Shares will be separately transferable;

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  the price (or manner of calculation) at which each Common Share or Preferred Share purchasable upon exercise of the Warrants may be purchased;

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  the date on which the right to exercise the Warrants shall commence and the date on which the right shall expire;

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  the minimum or maximum amount of the Warrants which may be exercised at any one time;

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  information with respect to book-entry procedures, if any;

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  a discussion of certain material federal income tax considerations; and

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  any other terms of the Warrants, including terms, procedures and limitations relating to the exchange and exercise of the Warrants.

The exercise of any Warrants will be subject to and limited by the transfer and ownership restrictions in our declaration of trust. See "Description of Shares—Restrictions on Transfer."

Restrictions on Transfer

    For COPT to qualify as a REIT under the Internal Revenue Code, its shares of beneficial interest generally must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) at any time during the last half of a taxable year. This test is applied by "looking through" certain shareholders which are not individuals (e.g., corporations or partnerships) to determine indirect ownership of COPT by individuals.

    The Declaration of Trust, subject to certain exceptions, contains certain restrictions on the number of shares of beneficial interest of COPT that a person may own. The Declaration of Trust provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 9.8% of the number or value of the outstanding shares of beneficial interest of COPT. In addition, the Declaration of Trust prohibits any person from acquiring or holding, directly or indirectly, Common Shares in excess of 9.8% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding Common Shares.

    The Board of Trustees, in its sole discretion, may exempt a proposed transferee from the 9.8% ownership limitation. However, the Board of Trustees may not grant such an exemption to any person if such exemption would result in COPT being "closely held" within the meaning of Section 856(h) of the Internal Revenue Code or otherwise would result in COPT failing to qualify as a REIT. In order to be considered by the Board of Trustees for an exemption, a person also must not own, directly or indirectly, more than a 9.9% interest in a tenant of COPT (or a tenant of any entity owned or controlled by COPT). The person seeking an exemption must represent to the satisfaction of the Board of Trustees that it will not violate the two aforementioned restrictions. The person also must agree that any violation or attempted violation of any of the foregoing restrictions will result in the automatic transfer of the shares of stock causing such violation to the Share Trust (as defined below). The Board of Trustees may require a ruling from the Internal Revenue Service or an opinion of counsel, in either case in form and substance satisfactory to the Board of Trustees in its sole discretion, in order to determine or ensure COPT's status as a REIT. Constellation Real Estate, Inc., Mr. Jay H. Shidler and Mr. Clay W. Hamlin, III are all Excepted Holders. However, as of December 31, 1999, Messrs. Shidler and Hamlin collectively owned only 3.4% of the outstanding Common Shares.

    The Declaration of Trust further prohibits (a) any person from beneficially or constructively owning shares of beneficial interest of COPT that would result in COPT being "closely held" under Section 856(h) of the Internal Revenue Code or otherwise cause COPT to fail to qualify as a REIT and (b) any person from transferring shares of beneficial interest of COPT if such transfer would result in shares of beneficial interest of COPT being owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of beneficial interest of COPT that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned shares of the beneficial interest of COPT that resulted in a transfer of shares to the Share Trust (as hereinafter defined), is required to give notice immediately to COPT and provide COPT with such other information as COPT may request in order to determine the effect of such transfer on COPT's status as a REIT. The foregoing restrictions on transferability and ownership will not apply if the Board of Trustees determines that it is no longer in the best interests of COPT to attempt to qualify, or to continue to qualify, as a REIT.

    If any transfer of shares of beneficial interest of COPT occurs which, if effective, would result in any person beneficially or constructively owning shares of beneficial interest of COPT in excess or in violation of the above transfer or ownership limitations (a "Prohibited Owner"), then that number of shares of beneficial interest of COPT in excess of the ownership limit will automatically be transferred to a trust (the "Share Trust") for the exclusive benefit of one or more charitable beneficiaries (the "Charitable Beneficiary"), and the Prohibited Owner shall not acquire any rights in such shares. The Prohibited Owner may not benefit economically from ownership of any shares of beneficial interest held in the Share Trust, may have no rights to dividends and may not possess any other rights attributable to the shares of beneficial interest held in the Share Trust. The trustee of the Share Trust (the "Share Trustee") will have all voting rights and rights to dividends or other distributions with respect to shares of beneficial interest held in the Share Trust, which rights will be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to the discovery by COPT that shares of beneficial interest have been transferred to the Share Trust will be paid by the recipient of such dividend or distribution to the Share Trustee upon demand, and any dividend or other distribution authorized but unpaid will be paid when due to the Share Trustee. Any dividend or distribution so paid to the Share Trustee will be held in the Share Trust for the Charitable Beneficiary. The Prohibited Owner will have no voting rights with respect to shares of beneficial interest held in the Share Trust and, subject to Maryland law, effective as of the date that such shares of beneficial interest have been transferred to the Share Trust, the Share Trustee will have the authority (at the Share Trustee's sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by COPT that such shares have been transferred to the Share Trust and (ii) to recast such vote in accordance with the desires of the Share Trustee acting for the benefit of the Charitable Beneficiary. However, if COPT has already taken irreversible trust action, then the Share Trustee will not have the authority to rescind and recast such vote.

    Within 20 days of receiving notice from COPT that shares of beneficial interest of COPT have been transferred to the Share Trust, the Share Trustee will sell the shares of beneficial interest held in the Share Trust to a person, designated by the Share Trustee, whose ownership of the shares will not violate the ownership limitations set forth in the Declaration of Trust. Upon such sale, the interest of the Charitable Beneficiary in the shares sold will terminate and the Share Trustee will distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as described below. The Prohibited Owner will receive the lesser of (i) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Share Trust (e.g., a gift, devise or other such transaction), the Market Price (as defined in the Declaration of Trust) of such shares on the day of the event causing the shares to be received by the Share Trustee and (ii) the price per share received by the Share Trustee from the sale or other disposition of the Common Shares held in the Share Trust. Any net sale proceeds in excess of the amount payable to the Prohibited Owner will be paid immediately to the Charitable Beneficiary. If, prior to the discovery by COPT that shares of beneficial interest have been transferred to the Share Trust, such shares are sold by a Prohibited Owner, then (i) such shares will be deemed to have been sold on behalf of the Share Trust and (ii) to the extent that the Prohibited Owner received an amount for shares that exceeds the amount that such Prohibited Owner was entitled to receive as described above, such excess will be paid to the Share Trustee upon demand.

    In addition, shares of beneficial interest of COPT held in the Share Trust will be deemed to have been offered for sale to COPT, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Share Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date COPT, or its designee, accepts such offer. COPT shall have the right to accept such offer until the Share Trustee has sold the shares of beneficial interest held in the Share Trust. Upon such a sale to COPT, the interest of the Charitable Beneficiary in the shares sold will terminate and the Share Trustee will distribute the net proceeds of the sale to the Prohibited Owner.

    All certificates representing Common Shares will bear a legend referring to the restrictions described above.

    Every owner of more than 5% (or such other percentage as required by the Internal Revenue Code or the regulations promulgated thereunder) of all classes or series of COPT's shares of beneficial interest, including Common Shares, is required to give written notice to COPT within 30 days after the end of each taxable year stating the name and address of such owner, the number of shares of each class and series of shares of beneficial interest of COPT which the owner beneficially owns and a description of the manner in which such shares are held. Each such owner shall provide to COPT such additional information as COPT may request in order to determine the effect, if any, of such beneficial ownership on COPT's status as a REIT and to ensure compliance with the 9.8% ownership limitation.

In addition, each shareholder shall upon demand be required to provide to COPT such information as COPT may request, in good faith, in order to determine COPT's status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

    These ownership limitations could delay, defer or prevent a change in control of COPT or other transaction that might involve a premium over the then prevailing Market Price for the Common Shares or other attributes that the shareholders may consider to be desirable.

Classification of Board, Vacancies and Removal of Trustees

    The Declaration of Trust provides for a staggered Board of Trustees. At the conclusion of its annual meeting of shareholders on May 16, 2000, COPT had nine Trustees divided into three classes, with terms of three years each. Constellation Real Estate, Inc. has appointed two Trustees, pursuant to the terms of the Series A Preferred Shares. See section entitled "Description of Shares—Series A Preferred Shares." As of May 16, 2000, the number of Trustees in each class and the expiration of each class' term is as follows:

Class 1	2 Trustees	Expires 2002
Class 2	3 Trustees	Expires 2003
Class 3	4 Trustees	Expires 2001

    At each annual meeting of shareholders of COPT, successors of the class of Trustees whose term expires at that meeting will be elected for a three-year term and the Trustees in the other two classes will continue in office. A classified board may delay, defer or prevent a change in control of COPT or other transaction that might involve a premium over the then prevailing market price for the Common Shares or other attributes that the shareholders may consider to be desirable. In addition, a classified Board could prevent shareholders who do not agree with the policies of the Board of Trustees from replacing a majority of the Board of Trustees for two years, except in the event of removal for cause.

    The Bylaws of COPT provide that any vacancy on the Board of Trustees may be filled by a majority of the remaining Trustees. Any individual so elected Trustee will hold office for the unexpired term of the Trustee he or she is replacing. The Declaration of Trust provides that a Trustee may be removed at any time only for cause upon the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of Trustees, but only by a vote taken at a shareholder meeting. These provisions preclude shareholders from removing incumbent Trustees, except for cause and upon a substantial affirmative vote, and filling the vacancies created by such removal with their own nominees.

Advance Notice of Nominations and New Business

    The Bylaws provide that, with respect to an annual meeting of shareholders, nominations of persons for election to the Board of Trustees and the proposal of business to be considered by shareholders may be made only (a) pursuant to COPT's notice of the meeting, (b) by the Board of Trustees or (c) by a shareholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the Bylaws. With respect to special meetings of shareholders, the Bylaws provide that only the business specified in COPT's notice of meeting may be brought before the meeting of shareholders and nominations of persons for election to the Board of Trustees may be made only (a) pursuant to COPT's notice of the meeting, (b) by the Board of Trustees or (c) provided that the Board of Trustees has determined that Trustees shall be elected at such meeting, by a shareholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Bylaws.

Possible Antitakeover Effect of Certain Provisions of Maryland Law

    The Maryland General Corporations Law ("MGCL") contains provisions that may be deemed to have an antitakeover effect. The provisions applicable to COPT are set forth below.

    Certain Business Combinations.  Under the MGCL, as applicable to Maryland real estate investment trusts, certain business combinations (including certain mergers, consolidations, share exchanges and asset transfers and certain issuances and reclassifications of equity securities) between a Maryland real estate investment trust and any person who beneficially owns ten percent or more of the voting power of the trust's shares or an affiliate of the trust who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting shares of such trust (an "Interested Shareholder"), or an affiliate of such an Interested Shareholder, are prohibited for five years after the most recent date on which the Interested Shareholder becomes an Interested Shareholder. Thereafter, any such business combination must be recommended by the board of trustees of such trust and approved by the affirmative votes of at least (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the trust and (ii) two-thirds of the votes entitled to be cast by holders of voting shares of the trust other than shares held by the Interested Shareholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the trust's common shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of trustees of the trust prior to the time that the Interested Shareholder becomes an Interested Shareholder. The Board of Trustees has opted out of this statute by resolution. The Board of Trustees may, however, rescind its resolution at any time to make these provisions of Maryland law applicable to COPT.

    Control Share Provisions.  The MGCL generally provides that control shares of a Maryland real estate investment trust acquired in a control share acquisition have no voting rights unless those rights are approved by a vote of two-thirds of the disinterested shares (generally shares held by persons other than the acquiror, officers or trustees who are employees of the trust). An acquiror is deemed to own control shares the first time that the acquiror's voting power in electing trustees equals or exceeds 20% of all such voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

    A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Trustees to call a special meeting of shareholders to be held within 50 days of the demand to consider whether the control shares will have voting rights. The trust may present the question at any shareholders' meeting on its own initiative.

    If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the trust may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value, determined without regard to the absence of voting rights for the control shares. Fair value will be determined as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

    The control share provisions do not apply (a) to shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction or (b) to acquisitions approved or exempted by the declaration of trust or bylaws of the trust. The Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of COPT's shares of beneficial interest. The Board of Trustees may, however, amend the Bylaws at any time to eliminate such provision, either prospectively or retroactively.

Dissolution of the Company; Termination of REIT Status

    The Declaration of Trust permits the termination of COPT and the discontinuation of the operations of COPT by the affirmative vote of the holders of not less than two-thirds of the outstanding Common Shares entitled to be cast on the matter at a meeting of shareholders or by written consent. In addition, the Declaration of Trust permits the termination of COPT's qualification as a REIT if such qualification, in the opinion of the Board of Trustees, is no longer advantageous to the shareholders.

FEDERAL INCOME TAX MATTERS

    COPT was organized in 1988 and elected to be taxed as a REIT commencing with its taxable year ended December 31, 1992. COPT believes that it was organized and has operated in a manner that permits it to satisfy the requirements for taxation as a REIT under the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code") and intends to continue to operate in such a manner. No assurance can be given, however, that such requirements have been or will continue to be met. The following is a summary of the material Federal income tax considerations that may be relevant to COPT and its shareholders, including the continued treatment of COPT as a REIT for Federal income tax purposes. For purposes of this discussion of "FEDERAL INCOME TAX MATTERS" the term "COPT" refers only to Corporate Office Properties Trust and not to any other affiliated entities.

    The following discussion is based on the law existing and in effect on the date hereof, including the recently-enacted "Tax Relief Extension Act of 1999" (the "TREA"), and COPT's qualification and taxation as a REIT will depend on compliance with such law and with any future amendments or modifications to such law. The qualification and taxation as a REIT will further depend upon the ability to meet, on a continuing basis through actual operating results, the various qualification tests imposed under the Code discussed below. No assurance can be given that COPT will satisfy such tests on a continuing basis.

    In brief, an entity that invests primarily in real estate can, if it meets the REIT provisions of the Code described below, claim a tax deduction for the dividends it pays to its shareholders. Such an entity generally is not taxed on its "REIT taxable income" to the extent such income is currently distributed to shareholders, thereby substantially eliminating the "double taxation" (i.e., at both the entity and shareholder levels) that generally results from an investment in an entity which is taxed as a corporation. However, as discussed in greater detail below, such an entity remains subject to tax in certain circumstances even if it qualifies as a REIT. Further, if the entity were to fail to qualify as a REIT in any year, it would not be able to deduct any portion of the dividends it paid to its shareholders and would be subject to full Federal corporate income taxation on its earnings, thereby significantly reducing or eliminating the cash available for distribution to its shareholders.

    Morgan, Lewis & Bockius LLP has opined that, for Federal income tax purposes, COPT has properly elected and otherwise qualified to be taxed as a REIT under the Code for taxable years commencing on or after June 1, 1992 and that its proposed method of operations as described in this prospectus and as represented to Morgan, Lewis & Bockius LLP by COPT will enable COPT to continue to satisfy the requirements for such qualification and taxation as a REIT under the Code for future taxable years. This opinion, however, is based upon certain factual assumptions and representations made by COPT. Moreover, such qualification and taxation as a REIT depends upon the ability of COPT to meet, for each taxable year, various tests imposed under the Code as discussed below, and Morgan, Lewis & Bockius LLP has not reviewed in the past, and may not review in the future, COPT's compliance with these tests. Accordingly, no assurance can be given that the actual results of the operations of COPT for any particular taxable year will satisfy such requirements.

Taxation of COPT

    General.  In any year in which COPT qualifies as a REIT, it will not generally be subject to Federal income tax on that portion of its REIT taxable income or capital gain which is distributed to shareholders. COPT will, however, be subject to tax at normal corporate rates upon any taxable income or capital gains not distributed. Shareholders are required to include their proportionate share of the REIT's undistributed long-term capital gain in income, but would receive a credit for their share of any taxes paid on such gain by the REIT.

    Notwithstanding its qualification as a REIT, COPT also may be subject to taxation in certain other circumstances. If COPT should fail to satisfy either the 75% or the 95% gross income test (each as discussed below), and nonetheless maintains its qualification as a REIT because certain other requirements are met, it will be subject to a 100% tax on the greater of the amount by which COPT fails either the 75% or the 95% gross income test, multiplied by a fraction intended to reflect COPT's profitability. (Under the TREA, effective for taxable years beginning after December 31, 2000, for purposes of this tax only, the 95% gross income test will be changed to a 90% gross income test.) COPT will also be subject to a tax of 100% on net income from any "prohibited transaction" (as described below), and if COPT has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax on such income from foreclosure property at the highest corporate rate. In addition, if COPT should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year and (iii) any undistributed taxable income from prior years, COPT would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. COPT also may be subject to the corporate alternative minimum tax, as well as to tax in certain situations not presently contemplated. COPT will use the calendar year both for Federal income tax purposes, as is required of a REIT under the Code, and for financial reporting purposes. Finally, under the TREA, for taxable years beginning after December 31, 2000, in the event that items of rent, interest or other deductible expenses are paid to a REIT by a "taxable REIT subsidiary" (as defined below) of such REIT, and such amounts are determined to be other than at arm's length, a REIT may be subject to a 100% tax on the portion of such amounts treated as excessive. Safe harbors exist for certain rental payments.

    Failure to Qualify.  If COPT fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, COPT will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which COPT fails to qualify as a REIT will not be deductible by COPT, nor generally will they be required to be made under the Code. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, COPT also will be disqualified from reelecting taxation as a REIT for the four taxable years following the year during which qualification was lost.

REIT Qualification Requirements

    In order to qualify as a REIT, COPT must meet the following requirements, among others:

    Share Ownership Tests.  COPT's shares of beneficial interest must be held by a minimum of 100 persons for at least 335 days in each taxable year (or a proportionate number of days in any short taxable year). In addition, at all times during the second half of each taxable year, no more than 50% in value of the outstanding shares of beneficial interest of COPT may be owned, directly or indirectly and taking into account the effects of certain constructive ownership rules, by five or fewer individuals, which for this purpose includes certain tax-exempt entities (the "50% Limitation"). However, for purposes of this test, any shares of beneficial interest held by a qualified domestic pension or other retirement trust will be treated as held directly by its beneficiaries in proportion to their actuarial interest in such trust rather than by such trust. In addition, for purposes of the 50% Limitation, shares of beneficial interest owned, directly or indirectly, by a corporation will be considered as being owned proportionately by its shareholders.

    In order to attempt to ensure compliance with the foregoing share ownership tests, COPT's Declaration of Trust places certain restrictions on the transfer of its shares of beneficial interest to prevent additional concentration of share ownership. Moreover, to evidence compliance with these requirements, Treasury Regulations require COPT to maintain records which disclose the actual ownership of its outstanding shares of beneficial interest. In fulfilling its obligations to maintain records, COPT must and will demand written statements each year from the record holders of designated percentages of its shares of beneficial interest disclosing the actual owners of such shares of beneficial interest (as prescribed by Treasury Regulations). A list of those persons failing or refusing to comply with such demand must be maintained as part of COPT's records. A shareholder failing or refusing to comply with COPT's written demand must submit with his tax return a similar statement disclosing the actual ownership of COPT shares of beneficial interest and certain other information.

    As of September 30, 2000, Constellation Real Estate, Inc. owned approximately 43.5% of the Common Shares outstanding, and one Series A Preferred Share convertible into 1.8748 Common Shares. Under COPT's Declaration of Trust a person is generally prohibited from owning more than 9.8% of the aggregate outstanding Common Shares or more than 9.8% in value of the aggregate outstanding shares of beneficial interest unless such person makes certain representations to the Board of Trustees and the Board of Trustees ascertains that ownership of a greater percentage of shares will not cause COPT to violate either the 50% Limitation or the gross income tests described below. The Board of Trustees has exempted Constellation Real Estate, Inc. from the 9.8% limitation set forth in the Declaration of Trust and has determined that Constellation Real Estate, Inc. may hold up to 45% of the outstanding Common Shares. The Board of Trustees has determined, based upon representations made by Constellation Real Estate, Inc., that this will not result in a violation of the 50% Limitation or otherwise adversely affect COPT's ability to qualify as a REIT for Federal income tax purposes.

    Asset Tests.  At the close of each quarter of COPT's taxable year, COPT must satisfy two tests relating to the nature of its assets (determined in accordance with generally accepted accounting principles). First, at least 75% of the value of COPT's total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items, government securities and qualified temporary investments. Second, although the remaining 25% of COPT's assets generally may be invested without restriction, securities in this class may not exceed (i) in the case of securities of any one non-government issuer, 5% of the value of COPT's total assets (the "REIT Value Test") or (ii) 10% of the outstanding voting securities of any one such issuer (the "Issuer Voting Stock Test") (effective for taxable years beginning after December 31, 2000, securities in this class may also not exceed 10% of the total value of any such issuer (the "Issuer Value Test")). Under the TREA, effective for COPT's taxable years beginning after December 31, 2000, the REIT Value Test, the Issuer Voting Stock Test or the Issuer Value Test will not apply to securities held by a

REIT in a "taxable REIT subsidiary." A taxable REIT subsidiary is any corporation in which the REIT owns stock and with which the REIT makes a joint election to be so treated. Any corporation in which a REIT owns, directly or indirectly, shares possessing more than 35% of the voting power or value of such corporation will automatically be treated as a taxable REIT subsidiary (other than certain corporations which are wholly-owned by the REIT and are treated as "qualified REIT subsidiaries"). In addition, certain debt securities held by a REIT will not be taken into account for purposes of the Issuer Value Test. Finally, certain "grandfathering" rules also exempt from the Issuer Value Test securities owned by the REIT on July 12, 1999. Where COPT invests in a partnership (such as the Operating Partnership), it will be deemed to own a proportionate share of the partnership's assets, and the partnership interest will not constitute a security for purposes of these tests. Accordingly, COPT's investment in real properties through its interests in the Operating Partnership (which itself holds real properties through other partnerships) will constitute an investment in qualified assets for purposes of the 75% asset test.

    Gross Income Tests.  There are two separate percentage tests relating to the sources of COPT's gross income which must be satisfied for each taxable year. For purposes of these tests, where COPT invests in a partnership, COPT will be treated as receiving its share of the income and loss of the partnership, and the gross income of the partnership will retain the same character in the hands of COPT as it has in the hands of the partnership. The two tests are described below.

    The 75% Test.  At least 75% of COPT's gross income for the taxable year must be "qualifying income." Qualifying income generally includes: (i) rents from real property (except as modified below); (ii) interest on obligations secured by mortgages on, or interests in, real property; (iii) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of COPT's trade or business ("dealer property"); (iv) dividends or other distributions on shares in other REITS, as well as gain from the sale of such shares; (v) abatements and refunds of real property taxes; (vi) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage secured by such property ("foreclosure property"); and (vii) commitment fees received for agreeing to make loans secured by mortgages on real property or to purchase or lease real property.

    Rents received from a tenant will not, however, qualify as rents from real property in satisfying the 75% gross income test (or the 95% gross income test described below) if COPT, or an owner of 10% or more of COPT, directly or constructively owns 10% or more of such tenant. Under the TREA, effective for taxable years of COPT beginning after December 31, 2000, the foregoing rule will not apply to rents received from a taxable REIT subsidiary, provided that either (i) at least 90% of the leased property in respect of which COPT is receiving such rents is occupied by persons other than such taxable REIT subsidiary or (ii) such rents are received in respect of a "qualified lodging facility." In addition, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued will not qualify as rents from real property (or as interest income) for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person, although an amount received or accrued generally will not be excluded from "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property for purposes of the 75% and 95% gross income tests, COPT generally must not operate or manage the property or furnish or render services to customers, other than through an "independent contractor" from whom COPT derives no income, or through a taxable REIT subsidiary, except that the "independent contractor" or taxable REIT subsidiary requirement does not apply to the extent that the services provided by COPT are "usually or customarily rendered" in connection with the rental of space for occupancy only, and are not otherwise considered "rendered to the occupant for his convenience." In addition, COPT may directly perform a de minimis amount of non-customary services. COPT believes that the services provided with regard to COPT's properties by the operating partnership (or its agents) are now (and, it is believed, will in the future be) usual or customary services. Any services that cannot be provided directly by the Operating Partnership will be performed by independent contractors.

    The 95% Test.  In addition to deriving 75% of its gross income from the sources listed above, at least 95% of COPT's gross income for the taxable year must be derived from the above-described qualifying income or from dividends, interest, or gains from the sale or other disposition of stock or other securities that are not dealer property. Dividends and interest on obligations not collateralized by an interest in real property are included for purposes of the 95% test, but not for purposes of the 75% test. COPT intends to monitor closely its non-qualifying income and anticipates that non-qualifying income from its activities will not result in COPT failing to satisfy either the 75% or 95% gross income test.

    For purposes of determining whether COPT complies with the 75% and the 95% gross income tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of dealer property (excluding foreclosure property); however, a sale of property will not be a prohibited transaction if such property is held for at least four years and certain other requirements (relating to the number of properties sold in a year, their tax bases and the cost of improvements made thereto) are satisfied.

    Even if COPT fails to satisfy one or both of the 75% and 95% gross income tests for any taxable year, it may still qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if: (i) COPT's failure to comply is due to reasonable cause and not to willful neglect; (ii) COPT reports the nature and amount of each item of its income included in the tests on a schedule attached to its tax return; and (iii) any incorrect information on this schedule is not due to fraud with intent to evade tax. If these relief provisions apply, however, COPT will nonetheless be subject to a 100% tax on the greater of the amount by which it fails either the 75% or 95% gross income test, multiplied by a fraction intended to reflect COPT's profitability. Under the TREA, for COPT's taxable years beginning after December 31, 2000, and only for purposes of determining the applicability of such 100% tax, the 95% gross income test will be changed to a 90% gross income test.

    Compliance with Income Tests.  As of June 30, 2000, Constellation Real Estate, Inc. and certain affiliated companies were obligated as tenants to pay annualized office rents of approximately $843,000 with respect to properties owned by the Operating Partnership. Some of this rental income may not constitute qualifying rental income for purposes of the 75% and 95% gross income tests. COPT expects, based on current rent levels, that receipt of such rental income will not cause it to violate the 95% gross income test for the current taxable year. Aside from this rental income, COPT does not expect that it will earn material amounts of non-qualifying income from either Constellation Real Estate, Inc. or its existing properties. Based on the foregoing, COPT expects that it will continue to satisfy the 75% and 95% gross income tests. The fact that affiliates of Constellation Real Estate, Inc. will be paying non-qualifying income may, however, restrict the ability of COPT and the Operating Partnership to acquire additional properties that generate non-qualifying income.

    To avoid a violation of the 95% gross income test, the Operating Partnership established Corporate Office Management, Inc. ("COMI") to own an interest in Corporate Realty Management, LLC, the Operating Partnership's property management company ("CRM"). As of September 30, 2000, COMI owned 100% of CRM. COMI also owns 100% of Corporate Development Services, LLC ("CDS"), a company that provides construction and development services predominantly to the Operating Partnership, and 80% of Martin G. Knott and Associates, LLC ("MGK"), a company that provides heating and air conditioning maintenance and repair services predominantly to third parties. In addition, COMI had a service agreement, extending through March 2000, with Constellation Real

Estate, Inc. for development and other services, since income from such services is also considered non-qualifying income.

    The Operating Partnership currently holds indebtedness issued by COMI and 95% of the aggregate amount of voting and non-voting common stock issued by COMI, but only holds 1% of the aggregate amount of voting common stock issued by COMI. As discussed above, to satisfy the Issuer Voting Stock Test as in effect prior to enactment of the TREA, COPT may not directly or indirectly hold 10% or more of the voting stock of COMI.

    Because it is a corporate entity (as opposed to a partnership) which is not wholly-owned by COPT, the management fee and other service income earned by COMI as a result of its ownership interest in CRM, CDS and MGK, or as a result of management and other services performed by COMI or its subsidiaries, although it is non-qualifying income, is not treated as non-qualifying income earned by COPT for purposes of the 95% or 75% gross income tests. However, any interest or dividends paid or distributed by COMI to the Operating Partnership is considered qualifying income for purposes of the 95% test, but is not considered qualifying income for purposes of the 75% test. To the extent that COMI earns net taxable income from its activities, it is required to pay Federal and state income taxes, which reduces the amount of dividends it is able to pay to the Operating Partnership and its other shareholders.

    Under the TREA, the Operating Partnership's ownership interest in COMI would not satisfy the Issuer Value Test, because such interest represents more than 10% of the total value of shares of all classes of stock in COMI. Accordingly, absent the grandfathering rules discussed immediately below, the interest in COMI owned by the Operating Partnership could jeopardize COPT's status as a REIT, unless both COPT and COMI were to elect to treat COMI as a taxable REIT subsidiary. Under the TREA, however, the Issuer Value Test does not apply to securities held by a REIT on July 12, 1999. As the Operating Partnership's interest in COMI was held on such date, such interest will not, by itself, cause COPT to violate the Issuer Value Test or the REIT asset qualification test described above. The foregoing grandfather rules cease to apply to securities of a corporation on the first day after July 12, 1999 on which such corporation either (i) engages in a substantial new line of business or (ii) acquires any substantial new asset, other than, in each case, as a result of certain tax-free exchange or reorganization transactions, or if additional securities in such corporation are acquired after such date. Accordingly, if COMI were to engage in a substantial new line of business or acquire a substantial new asset in a taxable transaction (or if the Operating Partnership were to acquire additional shares in COMI), in order to avoid violating the Issuer Value Test it would be necessary for COPT and COMI to jointly elect to treat COMI as a taxable REIT subsidiary. Such election would in turn invoke other provisions added to the Code by the TREA, some of which could independently affect the ability of COPT to maintain its status as a REIT.

    COPT believes that the changes effected by the TREA, including the imposition of the Issuer Value Test, do not currently affect the legal status of its indirect investment in COMI, or its status as a REIT. COPT intends to monitor closely COMI's activities, however, in order to anticipate the possibility that COMI will cease to be eligible for grandfathering treatment currently exempting it from the Issuer Value Test. In addition, COPT intends to monitor this and any other legislation, proposed or enacted, to assess the possible effect of any such legislation on its future operations and tax profile.

    COPT intends to continue to monitor its operations and investments in the context of these standards so as to continue to satisfy the 75% and 95% gross income tests. While the Operating Partnership or its affiliates provide certain services with respect to the properties in which COPT owns interests and possibly with respect to any newly acquired properties, COPT believes that for purposes of the 75% and 95% gross income tests the services provided at such properties and any other services and amenities provided by the Operating Partnership or its agents with respect to such properties will be of the type usually or customarily rendered in connection with the rental of space for occupancy only and not rendered to the occupants of such properties. COPT intends that services that cannot be provided directly by the Operating Partnership or other agents will be performed by independent contractors.

    Annual Distribution Requirements.  In order to qualify as a REIT, COPT is required to distribute dividends to its shareholders each year in an amount at least equal to (A) the sum of (i) 95% of COPT's REIT taxable income (computed without regard to the dividends received deduction and COPT's net capital gain) and (ii) 95% of the net income (after tax), if any, for foreclosure property, minus (B) the sum of certain items of non-cash income. Under the TREA, for COPT's taxable years beginning after December 31, 2000, the required distributions will be calculated by reference to 90% of COPT's REIT taxable income and net income from foreclosure property (as described above), respectively. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before COPT timely files its tax return for such year and if paid on or before the first regular dividend payment after the declaration. To the extent that COPT does not distribute all of its net capital gain or distributes at least 95% (90%, for taxable years beginning after December 31, 2000), but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax on the undistributed amount at regular capital gain or ordinary corporate tax rates, as the case may be.

    COPT intends to make timely distributions sufficient to satisfy the annual distribution requirements described in the first sentence of the preceding paragraph. In this regard, the Operating Partnership agreement authorizes COPT in its capacity as General Partner to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit COPT to meet the distribution requirements. It is possible that COPT may not have sufficient cash or other liquid assets to meet the above-described distribution requirement, either due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing COPT's REIT taxable income on the other hand, or for other reasons. COPT will monitor closely the relationship between its REIT taxable income and cash flow and, if necessary, intends to borrow funds (or cause the Operating Partnership or other affiliates to borrow funds) in order to satisfy the distribution requirement. However, there can be no assurance that such borrowing would be available at such time.

    If COPT fails to meet the above-described distribution requirement as a result of an adjustment to COPT's tax return by the Service, COPT may retroactively cure the failure by paying a "deficiency dividend" (plus applicable penalties and interest) within a specified period.

Taxation of Shareholders

    Taxation of Taxable Domestic Shareholders.  As long as COPT qualifies as a REIT, distributions made to its taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable as ordinary income, and corporate shareholders will not be eligible for the dividends received deduction as to such amounts. Distributions that are designated as capital gain dividends will be taxed as gain from the sale or exchange of a capital asset (to the extent they do not exceed COPT's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares. In the event COPT designates any portion of a dividend as a capital gain dividend, a shareholder's share of such capital gain dividend would be an amount which bears the same ratio to the total amount of dividends paid to such shareholder for the taxable year as the total amount of capital gain dividends bears to the total amount of all dividends paid on all classes of share for the taxable year. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. COPT may elect to retain and pay income tax on any net long-term capital gain, in which case its domestic shareholders would include in their income as long-term capital gain their proportionate share of such undistributed net long-term capital gain. A domestic shareholder would also receive a refundable tax credit for such shareholder's proportionate share of the tax paid by COPT on such retained capital gains and an increase in its basis in its shares in an amount equal to the difference between the undistributed long-term capital gains and the amount of tax paid by COPT. See the section below entitled "Capital Gains and Losses".

    Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares of beneficial interest, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a shareholder's shares of beneficial interest, they will be included in income as short-term or long-term capital gain (depending on the length of time the shares have been held), assuming the shares are capital assets in the hands of the shareholder. In addition, any dividend declared by COPT in October, November or December of any year and payable to a shareholder of record on a specific date in any such month shall be treated as both paid by COPT and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by COPT during January of the following calendar year.

    Domestic shareholders may not include in their individual income tax returns any of COPT's net operating losses or capital losses. Instead, such losses would be carried over by COPT for potential offset against future income (subject to certain limitations). Distributions made by COPT and gain arising from the sale or exchange of shares will not be treated as passive activity income, and, as a result, shareholders generally will not be able to apply any "passive losses" against such income and gain. In addition, taxable distributions from COPT generally will be treated as investment income. Capital gain dividends (including distributions treated as such) and capital gain from the disposition of shares, however, will be treated as investment income only if a shareholder so elects, in which case such capital gain will be taxed at ordinary income rates. COPT will notify shareholders after the close of its taxable year as to the portions of distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

    In general, a domestic shareholder will realize capital gain or loss on the disposition of COPT's shares of beneficial interest equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition, and (ii) the shareholder's adjusted basis of such shares of beneficial interest. Such gain or loss generally will constitute short-term capital gain or loss if the shareholder has not held such shares for more than one year and long-term capital gain or loss if the shareholder has held such shares for more than one year. See the section below entitled "Capital Gains and Losses". Loss upon a sale or exchange of COPT's shares of beneficial interest by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from COPT required to be treated by such shareholder as long-term capital gain.

    Capital Gains and Losses.  The maximum marginal individual income tax rate is 39.6%. The maximum tax rate on net capital gains applicable to individuals, trusts and estates from the sale or exchange of capital assets held for more than one year is 20%, and the maximum rate is reduced to 18% for assets acquired after December 31, 2000 and held for more than five years. For individuals, trusts and estates who would be subject to a maximum tax rate of 15%, the rate on net capital gains is reduced to 10%, and, effective for taxable years commencing after December 31, 2000, the rate is reduced to 8% for assets held for more than five years. The maximum rate for net capital gains attributable to the sale of depreciable real property held for more than 18 months is 25% to the extent of the deductions for depreciation (other than certain depreciation recapture taxable as ordinary income) with respect to such property. Accordingly, the tax rate differential between capital gain and ordinary income for noncorporate taxpayers may be significant. In addition, the characterization of income as capital or ordinary may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against a noncorporate taxpayer's ordinary income only up to a maximum annual amount of $3,000. Unused capital losses may be carried forward. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

    Backup Withholding.  COPT will report to its domestic shareholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption and otherwise complies with the applicable requirements of the backup withholdings rules. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. The United States Treasury has recently issued final regulations (the "Final Regulations") regarding the withholding and information reporting rules discussed above. In general, the Final Regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify and modify reliance standards. The Final Regulations are generally effective for payments made on or after January 1, 2001, subject to certain transition rules. Prospective investors should consult their own tax advisors concerning the adoption of the Final Regulations and the potential effect on their ownership of COPT's shares of beneficial interest.

    In addition, COPT may be required to withhold a portion of capital gain distributions made to shareholders that fail to certify their non-foreign status to COPT. See section below entitled "—Taxation of Foreign Shareholders".

    Taxation of Tax-Exempt Shareholders.  The IRS has ruled that amounts distributed as dividends by a REIT generally do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity. Based on that ruling, dividend income from COPT's shares of beneficial interest will not be UBTI to a tax-exempt shareholder, provided that the tax-exempt shareholder has not held its shares as "debt financed property" within the meaning of the Code and such shares are not otherwise used in a trade or business. Similarly, income from the sale of COPT's shares of beneficial interest will not constitute UBTI unless such tax-exempt shareholder has held such shares as "debt financed property" within the meaning of the Code or has used the shares in a trade or business.

    Notwithstanding the above, however, a portion of the dividends paid by a "pension held REIT" will be treated as UBTI as to any trust which is described in Section 401(a) of the Code, is tax-exempt under Section 501(a) of the Code (a "qualified trust") and which holds more than 10% (by value) of the interests in the REIT. A REIT is a "pension held REIT" if (i) it would not have qualified as a REIT but for the application of a "look-through" exception to the 50% Limitation applicable to qualified trusts, and (ii) either (1) at least one such qualified trust holds more than 25% (by value) of the interests in the REIT, or (2) one or more such qualified trusts, each of which owns more than 10% (by value) of the interests in the REIT, hold in the aggregate more than 50% (by value) of the interests in the REIT. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (i) the gross income (less direct expenses related thereto) of the REIT from unrelated trades or businesses (determined as if the REIT were a qualified trust) to (ii) the total gross income (less direct expenses related thereto) of the REIT. A de minimis exception applies where this percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the 50% Limitation without relying upon the "look-through" exception with respect to qualified trusts. As a result of certain limitations on transfer and ownership of COPT's shares of beneficial interest contained in the Charter, COPT does not expect to be classified as a "pension held REIT."

    Taxation of Foreign Shareholders.  The rules governing the United States Federal income taxation of the ownership and disposition of COPT's shares of beneficial interest by persons that are, for purposes of such taxation, nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex and no attempt will be made herein to provide more than a summary of such rules.

    PROSPECTIVE NON-U.S. SHAREHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN COPT'S SHARES OF BENEFICIAL INTEREST, INCLUDING ANY REPORTING REQUIREMENTS, AS WELL AS THE TAX TREATMENT OF SUCH AN INVESTMENT UNDER THEIR HOME COUNTRY LAWS.

    In general, Non-U.S. Shareholders will be subject to regular United States Federal income taxation with respect to their investment in COPT's shares of beneficial interest in the same manner as a U.S. shareholder (i.e., at graduated rates on a net basis, after allowance of deductions) if such investment is "effectively connected" with the conduct by such Non-U.S. Shareholder of a trade or business in the United States. A Non-U.S. Shareholder that is a corporation and that receives income with respect to its investment in COPT's shares of beneficial interest that is (or is treated as) "effectively connected" with the conduct of a trade or business in the United States may also be subject to the 30% branch profits tax imposed under Section 884 of the Code, which is payable in addition to the regular United States corporate income tax. The following discussion addresses only the Federal income taxation of Non-U.S. Shareholders whose investment in COPT's shares of beneficial interest is not "effectively connected" with the conduct of a trade or business in the United States. Prospective investors whose investment in COPT's shares of beneficial interest may be "effectively connected" with the conduct of a United States trade or business should consult their own tax advisors as to the tax consequences thereof.

    Distributions that are not attributable to gain from sales or exchanges of United States real property interests and that are not designated by COPT as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of COPT's current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. Pursuant to the Final Regulations, dividends paid to an address in a country outside the United States will no longer be presumed to be paid to a resident of such country for purposes of determining the applicability of withholding discussed above and the availability of a reduced tax treaty rate. A Non-U.S. Shareholder who wishes to claim the benefit of an applicable treaty rate will now be required to satisfy certain certification and other requirements. Distributions that COPT makes in excess of its current and accumulated earnings and profits will not be taxable to a Non-U.S. Shareholder to the extent they do not exceed the adjusted basis of such Non-U.S. Shareholder's shares, but rather will reduce the adjusted basis of such shares (but not below zero). To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder's shares, they will give rise to tax liability if such Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of shares, as described below.

    For withholding tax purposes, COPT is currently required to treat all distributions as if made out of its current or accumulated earnings and profits and thus intends to withhold at the rate of 30% (or a reduced treaty rate if applicable) on the amount of any distribution (other than distributions designated as capital gain dividends) made to a Non-U.S. Shareholder. Under the Final Regulations, generally effective for distributions on or after January 1, 2001, COPT would not be required to withhold at the 30% rate on distributions COPT reasonably estimates to be in excess of its current and accumulated earnings and profits. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends. However, a Non-U.S. Shareholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of its current or accumulated earnings and profits, and the amount withheld exceeded the Non-U.S. Shareholder's United States tax liability, if any, with respect to the distribution.

    For any year in which COPT qualifies as a REIT, distributions that are attributable to gain from sales or exchanges of United States real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, these distributions are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with the conduct of a United States trade or business. Non-U.S. Shareholders would thus be taxed at the normal capital gain rates applicable to domestic shareholders (subject to applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals), without regard as to whether such distributions are designated by COPT as capital gain dividends. Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate shareholder not entitled to treaty exemption. COPT is required by Treasury Regulations to withhold 35% of any distribution to a Non-U.S. Shareholder that could be designated as a capital gain dividend. This amount is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

    Gain recognized by a Non-U.S. Shareholder upon a sale of COPT's shares of beneficial interest generally will not be subject to United States taxation unless such shares constitute a "United States real property interest" within the meaning of FIRPTA. COPT's shares of beneficial interest will not constitute a "United States real property interest" so long as COPT is a "domestically controlled REIT." A "domestically controlled REIT" is generally a REIT in which at all times during a specified testing period less than 50% in value of its share was held directly or indirectly by Non-U.S. Shareholders. COPT believes that it will be a "domestically controlled REIT" and therefore, the sale of COPT's shares of beneficial interest will not be subject to taxation under FIRPTA. However, because COPT's shares of beneficial interest will be publicly traded, no assurance can be given that COPT will continue to be a "domestically controlled REIT." Notwithstanding the foregoing, gain from the sale or exchange of its shares not otherwise subject to FIRPTA generally will be taxable to a Non-U.S. Shareholder if the Non-U.S. Shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States. In such case, the nonresident alien individual will be subject to a 30% United States withholding tax on the amount of such individual's gain.

    If COPT does not qualify as or ceases to be a "domestically controlled REIT," whether gain arising from the sale or exchange by a Non-U.S. Shareholder of COPT's shares of beneficial interest would be subject to U.S. taxation under FIRPTA will depend on whether the shares are "regularly traded" (as defined in applicable Treasury Regulations) on an established securities market (such as the NYSE on which COPT's shares of beneficial interest are traded) and on the size of the selling Non-U.S. Shareholder's interest in COPT. If the gain on the sale of COPT's shares of beneficial interest were to be subject to tax under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as a domestic shareholder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of foreign corporations), and the purchaser would be required to withhold and remit to the IRS 10% of the purchase price. In addition, if COPT is not a "domestically controlled REIT," distributions in excess of its current and accumulated earnings and profits would be subject to withholding at a rate of 10%.

    Dividends paid in the United States with respect to COPT's shares of beneficial interest, and proceeds from the sale of COPT's shares of beneficial interest, through a United States broker (or certain brokers having significant connections with the United States) may be subject to the information reporting requirements of the Code. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% unless such shareholder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number and certifies as to no loss of exemption, and otherwise complies with the applicable requirements of the backup withholding rules. Non-U.S. Shareholders are generally exempt from information reporting and backup withholding, but may be required to provide a properly completed Form W-8 or otherwise comply with applicable certification and identification procedures in order to prove their exemption. Any amount paid as backup withholding will be creditable against the Non-U.S. Shareholder's United States income tax liability.

    The Final Regulations, originally issued by the United States Treasury on October 6, 1997, affect the rules applicable to payments to foreign persons. In general, the Final Regulations do not alter the substantive withholding and information reporting requirements but unify current certification procedures and modify reliance standards. In addition, the Final Regulations also address certain issues relating to intermediary certification procedures designed to simplify compliance by withholding agents. The Final Regulations are generally effective for payments made on or after January 1, 2001, subject to certain transition rules. Prospective investors should consult their own tax advisors concerning the adoption of the Final Regulations and the potential effect on their ownership of COPT's shares of beneficial interest.

Other Tax Considerations

    Effect of Tax Status of the Operating Partnership on REIT Qualification.  All of COPT's investments are through the operating partnership. COPT believes that the operating partnership is properly treated as a partnership for tax purposes (and not as an association taxable as a corporation). If, however, the operating partnership were to be treated as an association taxable as a corporation, COPT would cease to qualify as a REIT. Furthermore, in such a situation, the operating partnership would be subject to corporate income taxes and COPT would not be able to deduct its share of any losses generated by the operating partnership in computing its taxable income.

    Tax Allocations with Respect to the Properties.  The operating partnership was formed, in part, by way of contributions of appreciated property. When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution (this difference is referred to as a "Book-Tax Difference"). The partnership agreement of the operating partnership requires allocations of income, gain, loss and deduction with respect to contributed Property to be made in a manner consistent with the special rules in Section 704(c) of the Code, and the regulations thereunder, which tend to eliminate the Book-Tax Differences with respect to the contributed Properties over the depreciable lives of the contributed Properties. However, because of certain technical limitations, the special allocation rules of Section 704(c) may not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed properties in the hands of the operating partnership could cause COPT to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to COPT if all properties were to have a tax basis equal to their fair market value at the time of acquisition. The foregoing principles also apply in determining its earnings and profits for purposes of determining the portion of distributions taxable as dividend income. The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had COPT purchased its interests in all properties at their agreed value.

    Treasury Regulations under Section 704(c) of the Code allow partnerships to use any reasonable method of accounting for Book-Tax Differences so that the contributing partner receives the tax benefits and burdens of any built-in gain or loss associated with the property. The operating partnership has determined to use the "traditional method" (which is specifically approved in the Treasury Regulations) for accounting for Book-Tax Differences with respect to the Contributed Properties.

    State and Local Taxes.  COPT and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which COPT or they transact business or reside. The state and local tax treatment of us and its shareholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective shareholders should consult with their own tax advisors regarding the effect of state, local and other tax laws of any investment in COPT's shares of beneficial interest.

PLAN OF DISTRIBUTION

    We may sell the securities offered pursuant to this prospectus and the accompanying prospectus supplement to or through one or more underwriters or dealers or may sell the securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. We may sell securities directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

    Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell these securities upon such terms and conditions as may be set forth in the applicable prospectus supplement. In connection with the sale of any of these securities, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents.

    The Common Shares may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a prospectus supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable NYSE or other stock exchange rules; (d) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (e) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (f) sales in other ways not involving market markers or established trading markets, including direct sales to purchasers. In effecting sales, broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or other compensation from the selling shareholders in amounts to be negotiated immediately prior to the sale that will not exceed those customary in the types of transactions involved. Broker-dealers may also receive compensation from purchasers of the Common Shares which is not expected to exceed that customary in the types of transactions involved.

    Any underwriting compensation paid by us to underwriters or agents in connection with the offering of these securities, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions.

    Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Unless otherwise set forth in the accompanying prospectus supplement, the obligations of any underwriters to purchase any of these securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

    Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

    In connection with the offering of the securities hereby, certain underwriters, and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the applicable securities. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the Securities and Exchange Commission (the "Commission") pursuant to which such persons may bid for or purchase securities for the purpose of stabilizing their market price. The underwriters in an offering of securities may also create a "short position" for their account by selling more securities in connection with the offering than they are committed to purchase from us. In such case, the underwriters could cover all or a portion of such short position by either purchasing securities in the open market following completion of the offering of such securities or by exercising any over-allotment option granted to them by us. In addition, the managing underwriter may impose "penalty bids" under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession with respect to securities that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the securities at a level above that which might otherwise prevail in the open market. None of such transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

    The Common Shares are listed on the New York Stock Exchange under the symbol "OFC." The Series B Preferred Shares are listed on the New York Stock Exchange under the symbol "OFC Pr B". Any new series of preferred shares or warrants will be new issues of securities with no established trading market and may or may not be listed in a national securities exchange. Any underwriters or agents to or through which securities are sold by us may make a market in such securities, but such underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or trading market for any securities sold by us.

EXPERTS

    The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

    The validity of the securities offered hereby are being passed upon for COPT by Morgan, Lewis & Bockius LLP. The opinion of counsel as described under the heading "Federal Income Tax Matters" is being rendered by Morgan, Lewis & Bockius LLP, which opinion is subject to various assumptions and is based on current tax law. Certain legal matters may be passed upon for any of the underwriters or agents by counsel named in the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

    COPT has filed a registration statement on Form S-3 with the Securities and Exchange Commission in connection with this offering. In addition, COPT files annual, quarterly, and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement and any other documents filed by COPT at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. COPT's Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission's Internet site at http://www.sec.gov.

    This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. If a reference is made in this prospectus or any prospectus supplement to any contract or other document of COPT, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

    The Securities and Exchange Commission allows COPT to "incorporate by reference" into this prospectus the information COPT files with the Commission, which means that COPT can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Later information filed with the Securities and Exchange Commission will update and supersede this information.

    COPT incorporates in this prospectus by reference the Annual Report on Form 10-K for the year ended December 31, 1999, the Quarterly Report on Form 10-Q for the quarters ended March 31 and June 30, 2000, and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed.

    You may request a copy of these filings, at no cost, by contacting COPT, Vice President-Investor Relations, 8815 Centre Park Drive, Suite 400, Columbia, Maryland 21045, by telephone at 410-992-7324, by facsimile at 410-740-1174, or by e-mail at ir@copt.com.

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FORWARD-LOOKING STATEMENTS
PROSPECTUS SUPPLEMENT SUMMARY
CAPITALIZATION
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MANAGEMENT
DESCRIPTION OF SERIES F PREFERRED SHARES
DESCRIPTION OF SERIES E PREFERRED SHARES
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SUMMARY
Our Company
Forward-Looking Statements
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USE OF PROCEEDS
RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS
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